As filed with the Securities and Exchange Commission on September 30, 2009

File No. 333-161816

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

BIONOVO, INC.

(Exact name of registrant as specified in its charter)

Delaware	6770	20-5526892
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5858 Horton Street, Suite 400

Emeryville, California 94608

(510) 601-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Isaac Cohen

Chairman and Chief Executive Officer

Bionovo, Inc.

5858 Horton Street, Suite 400

Emeryville, California 94608

(510) 602-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert H. Cohen Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, New York 10166 (212) 801-9200 (phone) (212) 801-6400 (facsimile)	Kyle Guse McDermott Will & Emery LLP 275 Middlefield Road Menlo Park, California 94025 (650) 815-7400 (phone) (650) 815-7401 (facsimile)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2009

PROSPECTUS

2,800,000 UNITS, EACH CONSISTING OF

TEN SHARES OF COMMON STOCK AND

TEN WARRANTS

We are offering 2,800,000 units, each unit consisting of ten shares of our common stock and ten warrants. Each warrant entitles its holder to purchase one share of our common stock at an exercise price of $             per share. The units will separate immediately and the common stock and warrants will be issued separately and the common stock will trade separately. The warrants may be exercised at any time during the period commencing six months after the closing date and ending on the fifth anniversary of the closing date. We are not required to sell any specific dollar amount or number of units but will use our best efforts to sell all of the units being offered. This offering expires on the earlier of (i) the date upon which all of the units being offered have been sold, or (ii)             . Certain institutional investors are prohibited, pursuant to their investment charter or other governing documents, from acquiring warrants. Accordingly, we and the placement agent may, upon request of any such investor in this offering, sell units to such investors that exclude the warrants, provided that the sale of units that exclude such warrants will be at a price per unit equal to $_____.

Our common stock is presently quoted on The NASDAQ Capital Market under the symbol “BNVI.” We do not intend to apply for listing of the warrants on any securities exchange. On September 28, 2009, the last reported sale price of our common stock on The NASDAQ Capital Market was $0.70.

INVESTING IN THE OFFERED SECURITIES INVOLVES RISKS, INCLUDING THOSE SET FORTH IN THE “RISK FACTORS” SECTION OF THIS PROSPECTUS BEGINNING ON PAGE 5.

	Per Unit	Total
Offering price per unit	$	$
Placement agent’s fees	$	$
Offering proceeds, before expenses, to Bionovo, Inc.	$	$

We have granted the placement agent a 30-day option to arrange for the sale of up to an additional 420,000 units (consisting of 4,200,000 shares and 4,200,000 warrants) to cover over-allotments.

You should rely only on the information provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the securities pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passes upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Dawson James Securities, Inc. is the placement agent for this offering. Dawson James is not purchasing or selling any units, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of units, other than to use their “best efforts” to arrange for the sale of units by us. We intend to close this offering within 30 days from the date the registration statement in which this prospectus forms a part is declared effective by the Securities and Exchange Commission. We do not intend to have multiple closings. We have not arranged to place the funds in an escrow, trust, or similar account.

We expect to deliver the securities to investors on or about                     , 2009.

DAWSON JAMES SECURITIES, INC.

The date of this prospectus is                     , 2009.

i

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements. References in this prospectus to “we,” “us,” “our,” “company,” and “Bionovo” refer to Bionovo, Inc.

Overview

We are a clinical stage drug discovery and development company focusing on women’s health and cancer, two large markets with significant unmet needs. Building on our understanding of the biology of menopause and cancer, we design new drugs derived from botanical sources which have novel mechanisms of action. Based on the positive results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Our lead drug candidate, Menerba (formerly MF-101), represents a new class of receptor sub-type selective estrogen receptor modulator (SERM), for the treatment of vasomotor symptoms of menopause, or “hot flashes.” To date, Menerba shows statistically significant efficacy and no safety concerns. We have designed Menerba to selectively modulate estrogen receptor beta (ERß) and to provide a safe and effective alternative to existing FDA approved therapies that pose a significant risk to the patient for developing breast cancer, stroke, cardivascular disease, blood clots, and other serious diseases. In preclinical studies, Menerba does not lead to tumor formation in either breast or uterine tissues and it does not increase the risk for clotting. This activity, if confirmed in clinical testing, would differentiate Menerba from some existing therapies and other therapies in clinical development. We announced results in 2007 of our completed, multicenter, randomized, double-blinded, placebo-controlled Phase II trial, involving 217 patients, which showed the higher of two Menerba doses tested was well tolerated and resulted in a statistically significant reduction of hot flashes after 12 weeks of treatment. In addition, treatment with the higher dose of Menerba lead to a statistically significant reduction in nighttime awakenings when compared to placebo, which represents superior efficacy to existing non-hormonal therapies. We are seeking FDA approval to conduct further clinical testing at multiple clinical sites in the U.S. We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (HT) and other therapies under development and testing.

We are also developing Bezielle (formerly BZL101), an oral anti-cancer agent for advanced breast cancer. To date, Bezielle shows no safety concerns and promising efficacy. Unlike most other anti-cancer drugs and drug candidates, which try to control cancer through genomic and proteomic signaling pathways, Bezielle is designed to take advantage of the unique metabolism of cancer cells. Bezielle inhibits glycolysis, a metabolic pathway on which cancer cells rely. Glycolysis inhibition leads to DNA damage and death of cancer cells without lasting harm to normal cells. We believe that Bezielle may have a preferential effect on hormone-independent cancers, a subset with few treatment options. To date, 48 women with metastatic breast cancer have been treated with Bezielle in two separate Phase 1 clinical trials. As predicted by the mechanism of action, Bezielle had very limited toxicities with an extremely favorable tolerability profile, especially when compared to existing cancer treatments. Moreover, Bezielle showed encouraging clinical activity among a cohort of women with metastatic breast cancer who had been heavily pretreated with other regimens. A Phase 2 trial has been approved by the FDA and the IRBs at several prestigious breast cancer clinical sites in the U.S. Bionovo is awaiting funding to commence this open-label trial in 80 women diagnosed with metastatic breast cancer who have failed no more than two prior chemotherapy regimens. We plan to evaluate Bezielle for the treatment of other forms of cancer, including pancreatic cancer and adjuvant use in breast cancer.

We have a diverse pipeline of additional preclinical drug candidates in both women’s health and cancer. We have prepared an investigational new drug, or IND, application and plan to initiate a Phase I trial for our second women’s health drug candidate, Seala (formerly VG101), for the treatment of post-menopausal vulvar and vaginal atrophy, or “vaginal dryness.” We have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer. We have internally discovered and developed all of our drug candidates using our proprietary biological and chemical techniques.

Net Loss

We have devoted substantially all of our resources to research and development activities of our product candidates and have experienced annual net losses since inception, accumulating net losses totaling approximately $48.3 million as of June 30, 2009, and we expect to incur substantial losses for the foreseeable future. As of June 30, 2009, we had approximately $5.4 million in cash and cash equivalents and $3.6 million in working capital. We do not expect to generate positive net cash flows for the foreseeable future. Historically, we have funded our operations primarily through sales of our equity securities. Our interim financial results for the three and six months ended June 30, 2009 filed with the Securities and Exchange Commission on Form 10-Q includes a risk factor stating that our recurring losses from operations and negative cash flows raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Risk Factors

We face numerous risks and uncertainties that could materially and adversely affect our business, results of operations and financial condition, including the risk that we may not be able to raise sufficient capital to continue our business operations, which could result in our inability to continue as a going concern, and the risk that we may be unable to regain compliance with the continued listing requirements of the NASDAQ Capital Market, the securities exchange on which our common stock is listed, and our common stock may be delisted from that exchange. For additional discussion of the risk and uncertainties we face, see “Risk Factors.”

Corporate Information

Bionovo Biopharmaceuticals, Inc. was originally incorporated and began operations in the State of California in February 2002 and subsequently reincorporated into the State of Delaware in March 2004. Until June 28, 2005, the name of Bionovo Biopharmaceuticals was Bionovo, Inc. On June 29, 2005, we changed our corporate name from Lighten Up Enterprises International, Inc. to Bionovo, Inc. and changed our state of incorporation from Nevada to Delaware. Bionovo Biopharmaceuticals is in the process of dissolution as a wholly owned subsidiary of Bionovo, Inc. Our executive offices are located at 5858 Horton Street, Suite 400, Emeryville, California 94608, and our telephone number is (510) 601-200. Our corporate website is located at www.bionovo.com. Information on our website does not constitute part of this prospectus.

The Offering

Securities offered	Up to 2,800,000 units. Each unit will consist of ten shares of our common stock and ten warrants. Each warrant entitles its holder to purchase one share of our common stock.

Offering Price	$ per unit.

Description of Warrants

The warrants will be exercisable at any time during the period commencing six months after the date of closing and ending on the fifth anniversary of the closing date at an exercise price of $             per share. Certain institutional investors are prohibited, pursuant to their investment charter or other governing documents, from acquiring warrants. Accordingly, we and the placement agent may, upon request of any such investor in this offering, sell units to such investors that exclude the warrants, provided that the sale of units that exclude such warrants will be at a price per unit equal to $_____.

Common stock outstanding before the offering	76,363,101 shares

Common stock outstanding after the offering

             shares, which does not include              shares of common stock issuable upon exercise of the warrants included in the offered units or the shares of common stock issuable upon the exercise of the placement agent warrants.

Over-allotment option	The placement agent will have a 30-day option to arrange for the sale of up to an additional units (consisting of shares and warrants) to cover over-allotments.

Use of proceeds

We expect to use the proceeds received from the offering to further develop our products and for general working capital purposes. Because there is no minimum offering amount required as a condition to consummating this offering, we may sell less than all of the securities offered hereby, which will reduce the amount of net proceeds to us. Accordingly, if less than the maximum offering amount of units are sold, we will allocate the net proceeds as set forth under “Use of Proceeds.”

NASDAQ Capital Market Symbol	BNVI

Risk Factors	See “Risk Factors” beginning on page 5 and the other information in this prospectus for a discussion of the factors you should consider before you decide to invest in the units.

The total number of shares of our common stock outstanding is 76,363,101 and excludes the following:

•

9,496,788 shares of common stock reserved for future issuance under our equity incentive plans. As of June 30, 2009, there were 5,169,588 options outstanding under our equity incentive plans with a weighted average exercise price of $1.67 per share.

•	10,466,633 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2009, with an exercise price of $2.58 per share.

•	shares of common stock that will be issued upon exercise of warrants at an exercise price of $ per share sold as part of the units in this offering.

All information in this prospectus assumes the placement agent does not sell any units contained in the over-allotment option.

Summary Financial Data

The following selected financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included in this prospectus.

	Years ended December 31,			Accumulated from February 1, 2002 (Date of inception) to 2008	Six months ended June 30,
	2006	2007	2008		2008	2009
Statements of Operations Data:
Revenues	$15,000	$581,750	$232,676	$892,166	$—	$7,200
Operating expenses:
Research and development	4,021,149	9,937,743	11,415,669	27,207,874	4,940,036	6,554,859
General and administrative	1,799,166	4,283,567	6,097,426	13,549,193	3,630,330	2,184,264
Merger cost	—	—	—	1,964,065	—	—

Total operating expenses	5,820,315	14,221,310	17,513,095	42,721,132	8,570,366	8,739,123

Loss from operations	(5,805,315)	(13,639,560)	(17,280,419)	(41,828,966)	(8,570,366)	(8,731,923)
Change in fair value of warrant liability	—	—	—	831,288	—	—
Interest income	261,515	849,944	730,069	1,990,486	495,747	70,085
Interest expense	(47,354)	(86,582)	(128,712)	(365,730)	(61,912)	(54,923)
Other expense	(23,446)	(21,398)	(16,971)	(64,074)	(15,616)	(83,703)

Loss before income tax	(5,614,600)	(12,897,596)	(16,696,033)	(39,436,996)	(8,152,147)	(8,800,464)
Income tax provision	(3,200)	(3,402)	(3,740)	(12,742)	(3,256)	(1,684)

Net loss	$(5,617,800)	$(12,900,998)	$(16,699,773)	$(39,449,738)	$(8,155,403)	$(8,802,148)

Basic and diluted net loss per common share	$(0.11)	$(0.20)	$(0.22)	$(0.94)	$(0.11)	$(0.12)

Shares used in computing basic and diluted net loss per common share	49,923,115	65,762,764	76,353,428	42,100,877	76,343,649	76,363,101

Balance Sheet Data:
Cash, cash equivalents and short term investments	$3,055,456	$33,296,423	$13,562,675	$13,562,675	$24,617,001	$5,403,553
Working capital	2,153,054	31,271,072	12,165,163	12,165,163	23,419,012	3,645,779
Total assets	4,972,298	38,165,171	22,504,447	22,504,447	30,686,423	13,854,284
Non-current portion of lease obligations and notes payable	300,740	526,346	544,603	544,603	866,210	352,053
Accumulated deficit	(9,848,967)	(22,749,965)	(39,449,738)	(39,449,738)	(30,905,368)	(48,251,886)
Total shareholders’ equity (deficit)	3,496,330	34,922,194	19,631,648	19,631,648	27,457,534	11,228,244

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus, before making a decision to invest in our units. If any of the following events occur, our business, financial condition, and operating results may be materially adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Relating to Our Business and Industry

We have a history of net losses, which we expect to continue for the foreseeable future and, as a result, we are unable to predict the extent of any future losses or when, if ever, we will become profitable or if we will be able to continue as a going concern.

We are a “development stage” company which commenced operations in 2002, and we are subject to all of the risks associated with having a limited operating history and pursuing the development of new products. Our cash flows may be insufficient to meet expenses relating to our operations and the development of our business, and may be insufficient to allow us to develop our products. We currently conduct research and development to develop anti-cancer drugs and women’s health products. We do not know whether we will be successful in the development of such products. As of June 30, 2009, we have incurred $48.3 million in cumulative net loss from our inception in 2002, and we expect losses to continue for the foreseeable future. Our net loss for 2008 was $16.7 million and for the six months ended June 30, 2009 was $8.8 million. Our net loss for the fiscal year ended December 31, 2007 was $12.9 million, and for the fiscal year ended December 31, 2006 was $5.6 million. To date, we have mainly recognized revenues from a technology license and a National Institute of Health (“NIH”) grant drawdown. On October 15, 2007, we terminated the technology license agreement. We do not anticipate generating significant revenues from sales of our products, if approved, for at least several years, if at all. All of our product candidates are in development and none have been approved for commercial sale. We expect to increase our operating expenses over the next several years as we expand clinical trials for our product candidates currently in clinical development, including Menerba and Bezielle, advance our other anti-cancer and women’s health product candidates into clinical trials, expand our research and development activities, and seek regulatory approvals and eventually engage in commercialization activities in anticipation of potential FDA approval of our product candidates. Because of the numerous risks and uncertainties associated with developing our product candidates and their potential for commercialization, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and sustain profitability, the market value of our common stock will likely decline and we may not be able to continue as a going concern.

We have a limited operating history and are considered a development stage company.

We are considered a development stage company for accounting purposes because we have not generated any material revenues to date. Accordingly, we have limited relevant operating history upon which an evaluation of our performance and prospects can be made. We are subject to all of the business risks associated with a new enterprise, including risks of unforeseen capital requirements, failure of market acceptance, failure to establish business relationships and competitive disadvantages as against larger and more established companies.

Our product development and commercialization involves a number of uncertainties, and we may never generate sufficient revenues from the sale of potential products to become profitable.

We have generated no significant revenues to date. To generate revenue and to achieve profitability, we must successfully develop, clinically test, market and sell our potential products. Even if we generate revenue and successfully achieve profitability, we cannot predict the level of that profitability or whether it will be sustainable. We expect that our operating results will fluctuate from period to period as a result of differences in when we incur expenses and receive revenues from sales of our potential products, collaborative arrangements and other sources. Some of these fluctuations may be significant.

All of our products in development will require extensive additional development, including preclinical testing and human studies, as well as regulatory approvals, before we can market them. We cannot predict if or when any of the products we are developing or those being co-developed with us will be approved for marketing. There are many reasons that we or our collaborative partners may fail in our efforts to develop our potential products, including the possibility that:

•	preclinical testing or human studies may show that our potential products are ineffective or cause harmful side effects;

•	the products may fail to receive necessary regulatory approvals from the FDA or foreign authorities in a timely manner, or at all;

•	the products, if approved, may not be produced in commercial quantities or at reasonable costs;

•	the potential products, once approved, may not achieve commercial acceptance;

•	regulatory or governmental authorities may apply restrictions to our potential products, which could adversely affect their commercial success; or

•	the proprietary rights of other parties may prevent us or our partners from marketing our potential products.

Our drug development programs will require substantial additional future funding which could hurt our operational and financial condition.

Our drug development programs require substantial additional capital to successfully complete them, arising from costs to:

•	conduct research, preclinical testing and human studies;

•	establish pilot scale and commercial scale manufacturing processes and facilities; and

•	establish and develop quality control, regulatory and administrative capabilities to support these programs.

Our future operating and capital needs will depend on many factors, including the following:

•	the pace of scientific progress in our research and development programs and the magnitude of these programs;

•	the scope and results of preclinical testing and human studies;

•	the time and costs involved in obtaining regulatory approvals;

•	the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

•	competing technological and market developments;

•	our ability to establish additional collaborations;

•	changes in our existing collaborations;

•	the cost of manufacturing scale-up; and

•	the effectiveness of our commercialization activities.

We base our outlook regarding the need for funds on many uncertain variables. Such uncertainties include regulatory approvals, the timing of events outside our direct control such as negotiations with potential strategic partners and other factors. Any of these uncertain events can significantly change our cash requirements as they determine such one-time events as the receipt of major milestones and other payments.

If additional funds are required to support our operations and we are unable to obtain them on favorable terms, we may be required to cease or reduce further development or commercialization of our potential products, to sell some or all of our technology or assets or to merge with another entity.

Our potential products face significant regulatory hurdles prior to marketing which could delay or prevent sales.

Before we obtain the approvals necessary to sell any of our potential products, we must show through preclinical studies and human testing that each potential product is safe and effective. We have a number of products moving toward or currently in clinical trials. Failure to show any potential product’s safety and effectiveness would delay or prevent regulatory approval of the product and could adversely affect our business. The clinical trials process is complex and uncertain. The results of preclinical studies and initial clinical trials may not necessarily predict the results from later large-scale clinical trials. In addition, clinical trials may not demonstrate a potential product’s safety and effectiveness to the satisfaction of the regulatory authorities. A number of companies have suffered significant setbacks in advanced clinical trials or in seeking regulatory approvals, despite promising results in earlier trials.

The rate at which we complete our clinical trials depends on many factors, including our ability to obtain adequate supplies of the potential products to be tested and patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in patient enrollment may result in increased costs and longer development times. In addition, future collaborative partners may have rights to control product development and clinical programs for products developed under the collaborations. As a result, these collaborators may conduct these programs more slowly or in a different manner than we had expected. Even if clinical trials are completed, we or our collaborative partners still may not apply for FDA approval in a timely manner or the FDA still may not grant approval.

In addition, the manufacturing and marketing of approved potential products is subject to extensive government regulation, including by the FDA, DEA and state and other territorial authorities. The FDA administers processes to assure that marketed products are safe, effective, and consistently uniform, of high quality and marketed only for approved indications. Failure to comply with applicable regulatory requirements can result in sanctions up to the suspension of regulatory approval as well as civil and criminal sanctions.

Failure to obtain regulatory approvals in foreign jurisdictions would prevent us from marketing our products internationally.

We intend to have our product candidates marketed outside the United States. In order to market products in the European Union, Asia and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional and costly clinical testing and data review. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain these approvals could harm our business and result in decreased revenues.

We expect to rely heavily on collaborative relationships and termination of any of these programs could reduce the financial resources available to us, including research funding and milestone payments.

Our strategy for developing and commercializing many of our potential products, including products aimed at larger markets, includes entering into collaborations with corporate partners, licensors, licensees and others. These collaborations will provide us with funding and research and development resources for potential products. These agreements also will give our collaborative partners significant discretion when deciding whether or not to pursue any development program. Our collaborations may not be successful.

In addition, our collaborators may develop drugs, either alone or with others, which compete with the types of drugs they currently are developing with us. This would result in less support and increased competition for our programs. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully, our product development under these agreements will be delayed or terminated.

We may have disputes in the future with our collaborators, including disputes concerning who owns the rights to any technology developed. These and other possible disagreements between us and our collaborators could delay our ability and the ability of our collaborators to achieve milestones or our receipt of other payments. In addition, any disagreements could delay, interrupt or terminate the collaborative research, development and commercialization of certain potential products, or could result in litigation or arbitration. The occurrence of any of these problems could be time-consuming and expensive and could adversely affect our business.

There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face even greater risks upon any commercialization by us of our product candidates. We have product liability insurance covering our clinical trials at a level appropriate for the industry, which we currently believe is adequate to cover any product liability exposure we may have. Clinical trial and product liability insurance is volatile and may become increasingly expensive. As a result, we may be unable to obtain sufficient insurance or increase our existing coverage at a reasonable cost to protect us against losses that could have a material adverse effect on our business. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, or at all;

•	withdrawal of clinical trial volunteers or patients;

•	damage to our reputation and the reputation of our products, resulting in lower sales;

•	regulatory investigations that could require costly recalls or product modifications;

•	litigation costs; and

•	the diversion of management’s attention from managing our business.

Claims relating to any improper handling, storage or disposal of biological and hazardous materials by us could be time-consuming and costly.

Our research and development activities in our Aurora, Colorado and Emeryville, California facilities involve the controlled storage, use and disposal of hazardous materials. We are subject to government regulations relating to the use, manufacture, storage, handling and disposal of hazardous materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by applicable laws and regulations, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result or we could be penalized with fines, and any liability could exceed the limits of or fall outside our insurance coverage. We may not be able to maintain insurance on acceptable terms, or at all. Further, we could be required to incur significant costs to comply with current or future environmental laws and regulations.

Because we have no manufacturing facilities, we depend on third-party manufacturers to manufacture product candidates for us. If we cannot rely on third-party manufacturers, we will be required to incur significant costs and devote significant efforts to establish our own manufacturing facilities and capabilities.

We do not have any manufacturing experience, nor do we currently have any manufacturing facilities. We currently rely upon third-party manufacturers to manufacture all clinical quantities of our product candidates. We depend on these third-party manufacturers to perform their obligations in a timely manner and in accordance with applicable governmental regulations. Our third-party manufacturers may encounter difficulties with meeting our requirements, including problems involving:

•	inconsistent production yields;

•	poor quality control and assurance or inadequate process controls; and

•	lack of compliance with regulations set forth by the FDA or other foreign regulatory agencies.

These contract manufacturers may not be able to manufacture our product candidates at a cost or in quantities necessary to make them commercially viable. We also have no control over whether third-party manufacturers breach their agreements with us or whether they may terminate or decline to renew agreements with us. To date, our third party manufacturers have met our manufacturing requirements, but we cannot assure you that they will continue to do so. Furthermore, changes in the manufacturing process or procedure, including a change in the location where the drug is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval in accordance with the FDA’s current Good Manufacturing Practices, or cGMPs. There are comparable foreign requirements. This review may be costly and time-consuming and could delay or prevent the launch of a product. The FDA or similar foreign regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. If we or our contract manufacturers are unable to comply, we or they may be subject to regulatory action, civil actions or penalties.

If we are unable to enter into agreements with additional manufacturers on commercially reasonable terms, or if there is poor manufacturing performance on the part of our third party manufacturers, we may not be able to complete development of, or market, our product candidates.

If we lose the services of our co-founders who serve as directors and officers of our company, our operations could be disrupted and our business could be harmed.

Our business plan relies significantly on the continued services of our co-founders, Isaac Cohen and Mary Tagliaferri. If we were to lose the services of one or both of them, our ability to continue to execute our business plan could be materially impaired. Neither Mr. Cohen nor Dr. Tagliaferri has indicated they intend to leave our company, and we are not aware of any facts or circumstances that suggest either of them might leave us.

We have significant incentive and may, under certain circumstances, have significant severance and other obligations under agreements with our current officers.

We have an incentive plan and a retention and severance plan, both of which apply to Mr. Cohen, Dr. Tagliagferri and Mr. Chesterman, our three key corporate officers, and certain other employees. Under the incentive plan, each of Mr. Cohen and Mr. Chesterman are eligible for incentive awards based upon the achievement of corporate performance objectives in effect at the end of 2009. Awards generally will be paid in cash. Under the retention plan, if the employment of our corporate officers terminates at any time as a result of an involuntary termination, and such employee delivers and does not revoke a general release of claims, which will also confirm any post-termination obligations or restrictions applicable to such employee, such employee will be entitled to an amount equal to 12 months of such employee’s then-current base salary, less applicable withholdings, and an amount equal to the estimated cost of continuing such employee’s health care coverage and the coverage of such employee’s dependents who are covered at the time of the involuntary termination under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, for a period equal to 12 months. These severance benefits will be paid in a lump-sum on the date the general release of claims becomes effective. Our aggregate contractual obligation under the retention plan, including applicable payroll and employer taxes, is approximately $1.1 million.

We believe these plans are necessary to incentivize and retain these key employees and reinforce their dedication to us during a period when they would otherwise likely seek alternative employment. Our contractual responsibility for our current and any future incentive and/or severance obligations may cause us to cease or curtail our operations at an earlier date than would otherwise be the case if we were not required to satisfy these obligations. In addition, part or all of the proceeds from a future capital raising transaction may be used to satisfy these obligations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to annually furnish a report by our management on our internal control over financial reporting. Such report must contain, among other matters, an assessment by our principal executive officer and our principal financial officer on the effectiveness of our internal control over financial reporting, including a statement as to whether or not our internal control over financial reporting is effective as of the end of our fiscal year. This assessment must include disclosure of any material weakness in our internal control over financial reporting identified by management. In addition, under current SEC rules, we are required to obtain an attestation from our independent registered public accounting firm as to our internal control over financial reporting for our annual report on Form 10-K for our fiscal year ending December 31, 2009. Performing the system and process documentation and evaluation needed to comply with Section 404 is both costly and challenging. We have in the past discovered, and may in the future discover, areas of internal controls that need improvement. For example, during the second quarter of 2009, we discovered that we did not file timely our 2009 proxy statement within the required timeline set by the SEC. We determined that we had a deficiency in our internal control over financial reporting as of June 30, 2009, but it was not a material deficiency. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In the future if any material weaknesses are identified in our internal control over financial reporting, neither our management nor our independent registered public accounting firm will be able to assert that our internal control over financial reporting or our disclosure controls and procedures are effective, and we could be required to further implement expensive and time-consuming remedial measures. We cannot be certain that any measures we take will ensure that we implement and maintain adequate internal control over financial reporting and that we will remediate the material weakness. As a result of recent reductions in our workforce and other personnel departures, we have experienced turnover in our personnel responsible for performing activities related to our internal control over financial reporting. We have used third-party contractors to maintain effective internal control over financial reporting since 2007. However, if we fail to maintain effective internal control over financial reporting or disclosure controls and procedures we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our stock price.

Our operations might be interrupted by the occurrence of a natural disaster or other catastrophic event.

Our corporate headquarters are located at a single business park in Emeryville, California. Important documents and records, including copies of our regulatory documents and other records for our product candidates, are located at our facilities and we depend on our facilities for the continued operation of our business. Natural disasters and other catastrophic events, such as wildfires and other fires, earthquakes and extended power interruptions, which have not severely impacted Emeryville businesses in the past, and terrorist attacks, drought or flood, could significantly disrupt our operations and result in additional, unplanned expense. As a small company, we have limited capability to establish and maintain a comprehensive disaster recovery program, however, we do not have a formal business continuity or disaster recovery plan, but any natural disaster or catastrophic event could delay our development and commercialization efforts. Even though we believe we carry commercially reasonable insurance, we might suffer losses that exceed the coverage available under these insurance policies. In addition, we are not insured against terrorist attacks or earthquakes.

The current global economic environment poses severe challenges to our business strategy, which relies on access to capital from the markets and our collaborators, and creates other financial risks for us.

The global economy, including credit markets and the financial services industry, has been experiencing a period of substantial turmoil and uncertainty. These conditions have generally made equity and debt financing more difficult to obtain, and may negatively impact our ability to complete financing transactions. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect our business and the business of current and prospective collaborators and vendors. If the global economy does not improve or worsens, we may be unable to secure additional funding to sustain our operations or to find suitable partners to advance our internal programs, even if we receive positive results from our research and development or business development efforts.

We maintain a portfolio of investments in marketable debt securities which are recorded at fair value. Although we have established investment guidelines relative to diversification and maturity with the objectives of maintaining safety of principal and liquidity, credit rating agencies may reduce the credit quality of our individual holdings which could adversely affect their value. Lower credit quality and other market events, such as changes in interest rates and further deterioration in the credit markets, may have an adverse effect on the fair value of our investment holdings and cash position.

Risks Relating to Our Products, Technology and Know-how

Our products, if and when any of them are approved, could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements, or if such products exhibit unacceptable problems.

Any product for which we obtain marketing approval, together with the manufacturing processes, and advertising and promotional activities for such product, will be subject to continued regulation by the FDA and other regulatory agencies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Any adverse effects observed after the approval and marketing of a product candidate could result in the withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any, to short-term use. Later discovery of previously unknown problems with our products or their manufacture, or failure to comply with regulatory requirements, may result in one or more of the following:

•	restrictions on such products or manufacturing processes;

•	withdrawal of the products from the market;

•	voluntary or mandatory recalls;

•	fines;

•	suspension of regulatory approvals;

•	product seizures; or

•	injunctions or the imposition of civil or criminal penalties.

If we are slow to adapt, or unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we may lose marketing approval for them when and if any of them are approved, resulting in decreased revenue from milestones, product sales or royalties.

If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or if they obtain marketing approval for their products before we do, our commercial opportunity will be reduced or eliminated.

The pharmaceutical and biotechnology industry is highly competitive. Pharmaceutical and biotechnology companies are under increasing pressure to develop new products, particularly in view of lengthy product development and regulatory timelines, expiration of patent protection and recent setbacks experienced by several products previously approved for marketing. We compete with many companies that are developing therapies for the treatment of cancer and the symptoms of menopause. Several companies are developing products with technologies that are similar to ours. We also face competition in the field of cancer treatment and therapies for the symptoms of menopause from academic institutions and governmental agencies. Many of our competitors may have greater financial and human resources or more experience in research and development than we have, and they may have established sales, marketing and distribution capabilities. If we or our collaborators receive regulatory approvals for our product candidates, some of our products will compete with well-established, FDA-approved therapies that have generated substantial sales over a number of years. In addition, we will face competition based on many different factors, including the following:

•	the safety and effectiveness of our products;

•	the timing and scope of regulatory approvals for these products;

•	the availability and cost of manufacturing, marketing and sales capabilities;

•	the effectiveness of our or our collaborators marketing and sales capabilities;

•	the price of our products;

•	the availability and amount of third-party reimbursement; and

•	the strength of our patent position.

We also anticipate that we will face increased competition in the future as new companies enter our target markets and scientific developments surrounding cancer therapies and drugs for menopause continue to accelerate. Competitors may develop more effective or more affordable products, or may achieve patent protection or commercialize products before us or our collaborators. In addition, the health care industry is characterized by rapid technological change. New product introductions, technological advancements, or changes in the standard of care for our target diseases could make some or all of our products obsolete.

While we are developing Bezielle to minimize many of the adverse side effects associated with the above breast cancer treatments, further clinical testing has yet to be completed, and certain of the above drug therapies may have advantages relative to Bezielle, which may include selective patient population, greater efficacy and lower cost.

Our lead product candidate for the treatment of menopausal symptoms, Menerba, would be expected to compete with postmenopausal hormone replacement therapy which has been the primary treatment of menopausal symptoms such as hot flashes. Leading hormonal agents include Premarin and Prempro by Wyeth Pharmaceuticals, Cenestin, Estradiol (generic) and Medroxy-Progesterone Acetate by Barr Pharmaceuticals, and Ogen, Provera and Estring by Pfizer. In addition, Menerba may be expected to compete with newer generation anti-depressants used to treat hot flash frequency, such as desvenlafaxine by Wyeth, fluoxetine by Eli Lilly and paroxetine by Glaxo Smith Kline. The makers of these hormonal agents would compete directly with us relative to Menerba.

While we are developing Menerba to minimize many of the risks associated with long-term use of HT indicated in recent studies and further clinical testing has yet to be completed, certain hormone therapies may have advantages relative to Menerba. These advantages may include greater efficacy and lower cost.

We will face uncertainty in any commercialization of our product candidates relating to coverage, pricing and reimbursement due to health care reform and heightened scrutiny from third-party payers, which may make it difficult or impossible to sell our product candidates on commercially reasonable terms.

Sales of prescription drugs depend significantly on access to the formularies, or lists of approved prescription drugs, of third-party payers such as government and private insurance plans, as well as the availability of reimbursement to the consumer from these third party payers. These third party payers frequently require drug companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for medical products and services. Our potential products may not be considered cost-effective, may not be added to formularies and reimbursement to the consumer may not be available or sufficient to allow us to sell our potential products on a competitive basis.

In addition, the efforts of governments and third-party payers to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies such as us. A number of legislative and regulatory proposals to change the health care system have been discussed in recent years, including price caps and controls for pharmaceuticals. These proposals could reduce or cap the prices for our potential products or reduce government reimbursement rates for such products. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on drug pricing. We cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts may have on our business. The announcement or adoption of such proposals or efforts could adversely affect our business.

Failure to secure patents and other proprietary rights or challenges to those patents and rights may significantly hurt our business.

Our success will depend on our ability to obtain and maintain patents and proprietary rights for our potential products and to avoid infringing the proprietary rights of others, both in the United States and in foreign countries. Patents may not be issued from any of these applications currently on file, or, if issued, may not provide sufficient protection.

To date, we have filed 66 patent applications with the United States Patent and Trademark Office as well as in the European Community, Japan and other emerging markets and two patent applications with the Taiwan Intellectual Property Office. One of the patents (US7482029) for Menerba (MF101) titled “Composition for Treatment of Menopause” was issued with an effective date of March 29, 2006. Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and technical questions for which important legal principles are unresolved. We may not develop or obtain rights to products or processes that are patentable. Even if we do obtain patents, they may not adequately protect the technology we own or have licensed. In addition, others may challenge, seek to invalidate, infringe, or circumvent any patents we own or license, and rights we receive under those patents may not provide competitive advantages to us.

Several drug companies and research and academic institutions have developed technologies, filed patent applications, or received patents for technologies that may be related to our business. In addition, we may not be aware of all patents or patent applications that may impact our ability to make, use, or sell any of our potential products. For example, US patent applications may be kept confidential while pending in the Patent and Trademark Office and patent applications filed in foreign countries are often first published six months or more after filing. Any conflicts resulting from the patent rights of others could limit our ability to obtain meaningful patent protection. If other companies obtain patents with conflicting claims, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms, or at all. Any failure to obtain such licenses could delay or prevent us from pursuing the development or commercialization of our potential products.

We may also need to initiate litigation, which could be time-consuming and expensive, to enforce our proprietary rights or to determine the scope and validity of others’ rights. If any of our competitors have filed patent applications in the United States which claim technology we also have invented, the Patent and Trademark Office may require us to participate in expensive interference proceedings to determine who has the right to a patent for the technology.

If third parties successfully assert that we have infringed their patents and proprietary rights or challenge the validity of our patents and proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly, time consuming, and delay or prevent the development of our product candidates.

The manufacture, use, or sale of our potential products may infringe the patent rights of others. Any litigation to determine the scope and validity of such third party patent rights would be time consuming and expensive. If we are found to infringe on the patent or intellectual property rights of others, we may be required to pay damages, stop the infringing activity, or obtain licenses covering the patents or other intellectual property in order to use, manufacture, or sell our products. Any required license may not be available to us on acceptable terms or at all. If we succeed in obtaining these licenses, payments under these licenses would reduce any earnings from our products. In addition, some licenses may be non-exclusive and, accordingly, our competitors may have access to the same technology as that which is licensed to us. If we fail to obtain a required license or are unable to alter the design of our product candidates to make the licenses unnecessary, we may be unable to commercialize one or more of them, which could significantly affect our ability to achieve, sustain, or grow our commercial business.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

In an effort to protect our unpatented proprietary technology, processes, and know-how, we require our employees, consultants, collaborators, and advisors to execute confidentiality agreements. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information. These agreements may be breached, and we may not become aware of, or have adequate remedies in the event of, any such breach. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants, collaborators, or advisors have previous employment or consulting relationships. Also, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

Our product candidates may have difficulties with market acceptance even after FDA approval.

Even if we receive regulatory approvals for the commercial sale of our product candidates, the commercial success of these products will depend on, among other things, their acceptance by physicians, patients, third-party payers and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If our product candidates fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product candidate that we may develop and commercialize will depend on many factors, including the following:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of side effects or other reactions;

•	the convenience and ease of use;

•	availability, relative cost and relative efficacy of alternative and competing products and treatments;

•	the effectiveness of our marketing and distribution strategy;

•	the publicity concerning our products or competing products and treatments; and

•	our ability to obtain third-party insurance coverage and adequate payment levels.

If our product candidates do not become widely accepted by physicians, patients, third-party payers and other members of the medical community, we may be unable to achieve profitability.

Risks Related to Our Common Stock

We will need additional capital to conduct our operations and develop our products, and our ability to obtain the necessary funding is uncertain.

We will require substantial capital resources in order to conduct our operations and develop our therapeutic products, and we cannot assure you that our existing capital resources, proceeds from this offering and the exercise of outstanding warrants and interest income will be sufficient to fund our current and planned operations. The timing and degree of any future capital requirements will depend on many factors.

We do not have any committed sources of capital. Additional financing through grants, strategic collaborations, public or private equity financings or other financing sources may not be available on acceptable terms, or at all. The receptivity of the public and private equity markets to proposed financings is substantially affected by the general economic, market and political climate and by other factors which are unpredictable and over which we have no control. Additional equity financings, if we obtain them, could result in significant dilution to shareholders. Further, in the event that additional funds are obtained through arrangements with collaborative partners, these arrangements may require us to relinquish rights to some of our technologies, product candidates, or products that we would otherwise seek to develop and commercialize ourselves.

If we are unable to raise sufficient additional capital within the next two months, we may be forced to reduce or abandon on-going or planned development and commercialization activities, partner our product candidates or products at inopportune times or pursue less-expensive but higher-risk development path.

To conserve funds, we may pursue less expensive but higher-risk development paths or suspend all development activity. For instance, historically, we limited our product development activities to the minimum we felt was sufficient to support our development and commercialization goals, in particular, with respect to Menerba. While we successfully completed Phase I clinical trials with respect to Menerba, without extensive product development experience, we may lack the information necessary resources to complete product development and may be unable to manufacture successfully at commercial-scale. If we are unable to complete our product development, we may be unable to effectively commercialize our products, if approved.

If sufficient capital is not available within the next two months, we may be required to delay, reduce the scope of, or eliminate one or more of our programs, any of which could have a material adverse effect on our business. If we are not able to secure additional capital by the end of the year, we may be forced to terminate operations altogether in 2010.

If we are unable to raise sufficient additional capital, we may seek to merge with or be acquired by another company and that transaction may adversely affect our business and the value of our securities.

If we are unable to raise sufficient additional capital, we may seek to merge with another company with a stronger cash position, complementary work force, or product candidate portfolio or for other reasons. We believe the market price for our common stock may not accurately reflect the value of our business. While we will continue to seek to maximize the value of our business to our stockholders, the most attractive option for doing so may require us to consummate a transaction involving an exchange of our common stock with that of another company. There are numerous risks associated with merging or being acquired. These risks include, among others, incorrectly assessing the quality of a prospective acquirer or merger-partner, encountering greater than anticipated costs in integrating businesses, facing resistance from employees and being unable to profitably deploy the assets of the new entity. The operations, financial condition, and prospects of the post-transaction entity depend in part on our and our acquirer/merger-partner’s ability to successfully integrate the operations related to our product candidates, business and technologies. We may be unable to integrate operations successfully or to achieve expected cost savings and any cost savings which are realized may be offset by losses in revenues or other charges to operations. As a result, our stockholders may not realize the full value of their investment.

If our securities are removed from NASDAQ listing, you may have more difficulty purchasing and selling our common stock.

Our securities are currently listed and traded on The NASDAQ Capital Market. To maintain our listing, we must meet NASDAQ’s continued listing standards, including minimum stockholders’ equity, number of stockholders, and bid price. As previously disclosed in our filings with the SEC, on September 15, 2009, we received a letter from The NASDAQ Stock Market stating that we were not in compliance with NASDAQ listing rules because we failed to maintain a minimum bid price of $1.00 per share. NASDAQ has granted us a period of 180 calendar days, or until March 15, 2010, to regain compliance. If, at anytime before March 15, 2010, the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, NASDAQ has stated that it will provide us with written notification that compliance with the listing rule has been regained. In the event we do not regain compliance with NASDAQ listing standards, and in the event NASDAQ does not provide an exemption or waive such compliance with its listing standards, our common stock may be delisted from The NASDAQ Capital Market. There can be no assurance that we will comply with the continued listing standards in the future. If we are delisted from The NASDAQ Capital Market, we may not be able to secure listing on other exchanges or quotation systems. As a result, we believe that investors will have significantly less liquidity and more difficulty purchasing and selling shares of our common stock, which could have a material adverse effect on the market price of our common stock.

If our common stock were delisted from the NASDAQ Capital Market and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock in the secondary market.

If our common stock were removed from listing with the NASDAQ Capital Market, it may be subject to the so-called “penny stock” rules. The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange. For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions. If our common stock were delisted and determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our common stock and an investor may find it more difficult to acquire or dispose of our common stock on the secondary market. Investors in penny stocks should be prepared for the possibility that they may lose their whole investment.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock has been volatile, and fluctuates widely in price in response to various factors which are beyond our control. The price of our common stock is not necessarily indicative of our operating performance or long term business prospects. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock. During the period from January 1, 2005 to June 30, 2009, the lowest and highest reported trading prices of our common stock on the NASDAQ Capital Market, or for periods before May 29, 2007, as reported on the OTC Bulletin Board, were $0.11 and $6.80. Factors such as the following could cause the market price of our common stock to fluctuate substantially:

•	the results of research or development testing of our or our competitors’ products;

•	technological innovations related to diseases we are studying;

•	new commercial products introduced by our competitors;

•	government regulation of our industry;

•	receipt of regulatory approvals by our competitors;

•	our failure to receive regulatory approvals for products under development;

•	developments concerning proprietary rights; or

•	litigation or public concern about the safety of our products.

The stock market in general has recently experienced extreme price and volume fluctuations. In particular, market prices of securities of drug development companies have experienced fluctuations that often have been unrelated or disproportionate to the operating results of these companies. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Price volatility might be worse if the trading volume of our common stock is low.

Our principal stockholders have significant voting power and may take actions that may not be in the best interest of other stockholders.

Our officers, directors, and principal stockholders control approximately 26% of our currently outstanding common stock. This concentration of ownership may not be in the best interests of all our stockholders. If these stockholders act together, they may be able to exert significant control over our management and affairs requiring stockholder approval, including approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.

There may be sales of our stock by our executive officers and directors, and these sales could adversely affect our stock price.

Sales of our stock by our executive officers and directors, or the perception that such sales may occur, could adversely affect the market price of our stock. None of our executive officers have adopted trading plans under SEC Rule 10b5-1 to dispose of a portion of their stock. Any of our executive officers or directors may adopt such trading plans in the future.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions of our certificate of incorporation, bylaws, and provisions of applicable Delaware law may discourage, delay, or prevent a merger or other change in control that a stockholder may consider favorable.

Pursuant to our certificate of incorporation, our board of directors may issue additional shares of common or preferred stock. Any additional issuance of common stock could have the effect of impeding or discouraging the acquisition of control of us by means of a merger, tender offer, proxy contest or otherwise, including a transaction in which our stockholders would receive a premium over the market price for their shares, and thereby protects the continuity of our management. Specifically, if in the due exercise of fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, shares could be issued by our board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover by any of the following:

•	diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;

•	putting a substantial voting bloc in institutional or other hands that might undertake to support the incumbent board of directors; or

•	effecting an acquisition that might complicate or preclude the takeover.

Our certificate of incorporation also allows our board of directors to fix the number of directors in the by-laws. Cumulative voting in the election of directors is specifically denied in our certificate of incorporation. The effect of these provisions may be to delay or prevent a tender offer or takeover attempt that a stockholder may determine to be in his, her or its best interest, including attempts that might result in a premium over the market price for the shares held by the stockholders.

We also are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation’s voting stock. This statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

We do not anticipate paying cash dividends for the foreseeable future, and therefore investors should not buy our stock if they wish to receive cash dividends.

We have never declared or paid any cash dividends or distributions on our capital stock. We currently intend to retain our future earnings to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

A significant number of our shares are eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. As of June 30, 2009, we have two effective registration statements registering the resale of up to 71,179,293 shares of our outstanding common stock and shares of common stock issuable upon exercise of warrants, which represents a significant majority of our currently outstanding shares of common stock. As additional shares of our common stock become available for resale in the public market pursuant to that registration statement, and otherwise, the supply of our common stock will increase, which could decrease its price. Some or all of such shares of common stock may be offered from time to time in the open market and these sales may have a depressive effect on the market for our shares of common stock.

Risks Related to this Offering

We will have immediate and broad discretion over the use of the net proceeds from this offering.

There is no minimum offering amount required as a condition to closing this offering and therefore net proceeds from this offering will be immediately available to us to use at our discretion. We intend to use the net proceeds to further develop our products and for working capital and general corporate purposes. Our judgment may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial, or other information upon which we base our decisions.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to 2,800,000 units offered in this offering at a public offering price of $             per unit, and after

deducting the placement agent commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $             per share, or     %, at the public offering price, assuming no exercise of the warrants. In addition, in the past, we issued options and warrants to acquire shares of common stock. To the extent these options are ultimately exercised, you will sustain future dilution. We may also acquire or license other technologies or finance strategic alliances by issuing equity, which may result in additional dilution to our stockholders.

There is no public market for the warrants to purchase common stock in this offering.

There is no established public trading market for the warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply for listing the warrants on any securities exchange. Without an active market, the liquidity of the warrants will be limited.

If the registration statement covering the shares issuable upon exercise of the warrants contained in the units is no longer effective, the unit warrants may only be exercised on a “cashless” basis and will be issued with restrictive legends unless such shares are eligible for sale under Rule 144.

The offering may not be fully subscribed, and, even if the offering is fully subscribed, we will need additional capital in the future. If additional capital is not available, we may not be able to continue to operate our business pursuant to our business plan or we may have to discontinue our operations entirely.

The placement agent in this offering will offer the units on a “best-efforts” basis, meaning that we may raise substantially less than the total maximum offering amounts. No refund will be made available to investors if less than all of the units are sold. Based on our proposed use of proceeds, we will likely need significant additional financing, which we may seek to raise through, among other things, public and private equity offerings and debt financing. Any equity financings will be dilutive to existing stockholders, and any debt financings will likely involve covenants restricting our business activities. Additional financing may not be available on acceptable terms, or at all.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should” and “would,” as well as similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward looking. The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties, or assumptions, many of which are beyond our control, that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Important factors that could cause these differences include the following:

•	our history of net losses and our ability to continue as a going concern and become profitable;

•	our limited operating history;

•	risks related to our product development and commercialization;

•	regulatory hurdles related to our products that could delay or prevent sales;

•	failure to obtain regulatory approvals in foreign jurisdictions;

•	our reliance on collaborative relationships, which could reduce our financial resources available to us, including research funding and milestone payments;

•	risk of product liability claims and our ability to obtain sufficient insurance to cover such claims;

•	claims relating to improper handling, storage, or disposal of biological and hazardous materials by us;

•	our reliance on third-party manufacturers;

•	the loss of the services of our co-founders who serve as officers and directors of our company;

•	risks related to our ability to comply with regulatory requirements;

•	risks related to competition;

•	uncertainty related to insurance coverage, pricing, and reimbursement of third-party payers;

•	our ability to obtain and maintain patents and proprietary rights for our potential products, and our ability to avoid infringing the intellectual property rights of others;

•	our need for additional capital to develop our products and conduct our operations;

•	volatility of our stock price; and

•	other factors discussed under the headings, “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.”

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive up to $             in net proceeds from the sale of units in this offering, based on an assumed price of $             per unit and after deducting estimated placement agent fees and estimated offering expenses payable by us. Because there is no minimum offering amount required as a condition to consummating this offering, we may sell less than all of the securities offered hereby, which will reduce the amount of proceeds.

By way of example:

•

in the event 25% of the securities offered hereby are sold, we estimate that we will receive net proceeds of approximately $            , and we will allocate such proceeds to our efforts to secure FDA approval of the Phase III design and CMC package for Menerba;

•

in the event 50% of the securities offered hereby are sold, we estimate that we will receive net proceeds of approximately $            , and we will use the additional $             in net proceeds to initiate a clinical trial for Menerba that has a reduced scope than the Phase III trial currently planned;

•

in the event 75% of the securities offered hereby are sold, we estimate that we will receive net proceeds of approximately $            , and we will use the additional $             in net proceeds to initiate the Menerba Phase III trial as currently anticipated or at a reduced scope, and we may be required to obtain additional financing to complete such trial; and

•

in the event all of the securities offered hereby are sold, we estimate that we will receive net proceeds of approximately $            , and we will use the net proceeds to initiate the Menerba Phase III trial as currently planned and for general corporate purposes, including the initiation of additional smaller clinical trials for other indications and other drug candidates.

Pending any uses described above, we plan to invest the net proceeds in investment grade, short-term, interest-bearing securities.

If a warrant holder elects to pay the exercise price, rather than exercising the warrants on a “cashless” basis, we may also receive proceeds from the exercise of warrants. We cannot predict when or if the warrants will be exercised. It is possible that the warrants may expire and may never be exercised. Any sales of units that exclude warrants would reduce the amount of net proceeds available to us.

DILUTION

If you purchase units in this offering, and assuming no value is attributed to the warrants, your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $[            ] per unit and the as adjusted net tangible book value per share of our common stock immediately following this offering.

Our net tangible book value as of June 30, 2009 was approximately $10.4 million, or approximately $0.14 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2009.

Net tangible book value dilution per unit to new investors represents the difference between the amount per unit paid by purchasers in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering, assuming that no value is attributed to the warrants. After giving effect to our sale of 2,800,000 units in this offering at an assumed public offering price of $             per unit, and after deducting the placement agent commissions and estimated offering expenses, our as adjusted net tangible book value as of June 30, 2009 would have been $[            ] million, or $[            ] per share. This represents an immediate increase in net tangible book value of $[            ] per share to existing stockholders and an immediate dilution in net tangible book value of $[            ] per unit to purchasers of units in this offering, as illustrated in the following table:

Assumed public offering price per unit				$	[	]
Net tangible book value per share as of June 30, 2009		$0.14
Increase in net tangible book value per unit attributable to new investors	$	[	]
Adjusted net tangible book value per share as of June 30, 2009, after giving effect to the offering				$	[	]
Dilution per unit to new investors in the offering				$	[	]

The above discussion and tables do not include the following:

•

9,496,788 shares of common stock reserved for future issuance under our equity incentive plans. As of June 30, 2009, there were 5,169,588 options outstanding under our equity incentive plans with a weighted average exercise price of $1.67 per share.

•	10,466,633 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2009, with a weighted average exercise price of $2.58 per share.

•	shares of common stock that will be issued upon exercise of warrants at an exercise price of $ per share sold as part of the units in this offering.

PRICE RANGE OF OUR COMMON STOCK

Market Information

Our common stock trades on The NASDAQ Capital Market under the symbol “BNVI.” The following table sets forth the high and low closing sale prices of our common stock for the periods indicated.

	High	Low
Fiscal Year ended December 31, 2007
First Quarter	$6.80	$1.50
Second Quarter	6.13	3.31
Third Quarter	4.93	2.67
Fourth Quarter	4.10	1.50

Fiscal Year ended December 31, 2008
First Quarter	2.15	1.12
Second Quarter	1.55	0.76
Third Quarter	1.49	0.70
Fourth Quarter	0.93	0.17

Fiscal Year ended December 31, 2009
First Quarter	0.40	0.18
Second Quarter	0.95	0.22
Third Quarter (through September 28, 2009)	0.79	0.70

Holders

On September 28, 2009, there were approximately 203 stockholders of record of our common stock and the last reported sales price on The NASDAQ Capital Market for our common stock was $0.70. The market for our common stock is highly volatile.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock to date and we do not intend to pay cash dividends prior to the consummation of a business combination. After we complete a business combination, the payment of dividends will depend on our revenues and earnings, if any, capital requirements, and general financial condition. The payment of dividends after a business combination will be within the discretion of our board of directors. Our board of directors currently intends to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board declaring any dividends in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data for the fiscal years ended December 31, 2006, 2007 and 2008, which was derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated financial data for the years ended December 31, 2004 and 2005 from our audited consolidated financial statements that are not included in this prospectus. You should read the following selected consolidated financial data together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements (including the related notes thereto).

	December 31,					Accumulated from February 1, 2002 (Date of inception) to 2008	Six Months ended June 30,
	2004	2005	2006	2007	2008		2008	2009
Statements of Operations Data:
Revenues	$45,240	$15,000	$15,000	$581,750	$232,676	$892,166	$—	$7,200
Operating expenses:
Research and development	275,600	1,535,534	4,021,149	9,937,743	11,415,669	27,207,874	4,940,036	6,554,859
General and administrative	277,933	1,055,898	1,799,166	4,283,567	6,097,426	13,549,193	3,630,330	2,184,264
Merger cost	—	1,964,065	—	—	—	1,964,065	—	—

Total operating expenses	553,533	4,555,497	5,820,315	14,221,310	17,513,095	42,721,132	8,570,366	8,739,123

Loss from operations	(508,293)	(4,540,497)	(5,805,315)	(13,639,560)	(17,280,419)	(41,828,966)	(8,570,366)	(8,731,923)
Change in fair value of warrant liability	—	831,288	—	—	—	831,288	—	—
Interest income	495	148,462	261,515	849,944	730,069	1,990,486	495,747	70,085
Interest expense	(29,350)	(73,731)	(47,354)	(86,582)	(128,712)	(365,730)	(61,912)	(54,923)
Other expense	—	(2,259)	(23,446)	(21,398)	(16,971)	(64,074)	(15,616)	(83,703)

Loss before income tax	(537,148)	(3,636,737)	(5,614,600)	(12,897,596)	(16,696,033)	(39,436,996)	(8,152,147)	(8,800,464)
Income tax provision	(800)	(800)	(3,200)	(3,402)	(3,740)	(12,742)	(3,256)	(1,684)

Net loss	$(537,948)	$(3,637,537)	$(5,617,800)	$(12,900,998)	$(16,699,773)	$(39,449,738)	$(8,155,403)	$(8,802,148)

Basic and diluted net loss per common share	$(0.03)	$(0.09)	$(0.11)	$(0.20)	$(0.22)	$(0.94)	$(0.11)	$(0.12)

Shares used in computing basic and diluted net loss per common share	20,400,000	40,062,516	49,923,115	65,762,764	76,353,428	42,100,877	76,343,649	76,363,101

Balance Sheet Data:
Cash, cash equivalents and short term investments	$196,013	$6,448,054	$3,055,456	$33,296,423	$13,562,675	$13,562,675	$24,617,001	$5,403,553
Working capital	(532,804)	5,954,249	2,153,054	31,271,072	12,165,163	12,165,163	23,419,012	3,645,779
Total assets	284,483	7,094,029	4,972,298	38,165,171	22,504,447	22,504,447	30,686,423	13,854,284
Non-current portion of lease obligations and notes payable	—	239,695	300,740	526,346	544,603	544,603	866,210	352,053
Accumulated deficit	(593,630)	(4,231,167)	(9,848,967)	(22,749,965)	(39,449,738)	(39,449,738)	(30,905,368)	(48,251,886)
Total shareholders’ equity (deficit)	(563,630)	6,201,307	3,496,330	34,922,194	19,631,648	19,631,648	27,457,534	11,228,244

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, which involve risk and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We completed a reverse merger transaction on April 6, 2005 with Lighten Up Enterprises International, Inc., or Lighten Up, a Nevada corporation initially formed on January 29, 1998. The directors and management of Bionovo Biopharmaceuticals thereupon became the directors and management of Lighten Up. Bionovo Biopharmaceuticals’ financial statements are the historical financial statements of the post-merger entity, Bionovo, Inc. Bionovo Biopharmaceuticals, Inc. was incorporated and began operations in the State of California in February 2002 and subsequently reincorporated into the State of Delaware in March 2004. Until June 28, 2005, the name of Bionovo Biopharmaceuticals was Bionovo, Inc. On June 29, 2005, we changed our corporate name from Lighten Up Enterprises International, Inc. to Bionovo, Inc. and changed our state of incorporation from Nevada to Delaware. Bionovo Biopharmaceuticals is in the process of dissolution as a wholly-owned subsidiary of Bionovo, Inc.

The historical information in this report is that of Bionovo Biopharmaceuticals as if Bionovo Biopharmaceuticals had been the registrant for all the periods presented in this report. The historical information in the Management’s Discussion and Analysis or Plan of Operation and the audited consolidated financial statements presented in this report include those of Bionovo Biopharmaceuticals prior to the reverse merger, as these provide the most relevant information for us on a continuing basis.

Business

We are a clinical stage drug discovery and development company focusing on women’s health and cancer, two large markets with significant unmet needs. Building on our understanding of the biology of menopause and cancer, we design new drugs derived from botanical sources which have novel mechanisms of action. Based on the results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Our lead drug candidate, Menerba (formerly MF-101), represents a new class of receptor sub-type selective estrogen receptor modulator (SERM), for the treatment of vasomotor symptoms of menopause, or “hot flashes.” We have designed Menerba to selectively modulate estrogen receptor beta (ERß) and to provide a safe and effective alternative to existing FDA approved therapies that pose a significant risk to the patient for developing breast cancer, stroke, cardiovascular disease, blood clots and other serious diseases. In preclinical studies, Menerba does not lead to tumor information in either breast or uterine tissues and it odes not increase the risk for clotting. This activity, if confirmed in clinical testing, would differentiate Menerba from some existing therapies and other therapies in clinical development. We announced results in 2007 of our completed, multicenter, randomized, double-blinded, placebo-controlled Phase II trail, involving 217 patients, which showed the higher of two Menerba doses tested was well tolerated and resulted in a statistically significant reduction of hot flashes after 12 weeks of treatment. In addition, treatment with the higher does of Menerba lead to a statistically significant reduction in nighttime awakenings when compared to placebo, which represents superior efficacy to existing non-hormonal therapies. We are seeking FDA approval to conduct further clinical testing at multiple clinical sites in the U.S. We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (HT) and other therapies under development and testing.

We are also developing Bezielle (previously referred to as “BZL101”), an oral anti-cancer agent for advanced breast cancer. Unlike most other anti-cancer drugs and drug candidates, which try to control cancer through genomic and proteomic signaling pathways, Bezielle is designed to take advantage of the unique metabolism of cancer cells. Bezielle inhibits glycolysis, a metabolic pathway on which cancer cells rely. Glycolysis inhibition leads to DNA damage and death of cancer cells without harm to normal cells. We believe that Bezielle may have a preferential effect on hormone-independent cancers, a subset with few treatment options. To date, 48 women with metastatic breast cancer have been treated with Bezielle in two separate Phase 1 clinical trials. As predicted by the mechanism of action, Bezielle had very limited toxicities with an extremely favorable tolerability profile. Moreover, Bezielle showed encouraging clinical activity among a cohort of women with metastatic breast cancer who had been heavily pretreated with other regimens. A Phase 2 trial has been approved by the FDA and the IRBs at several prestigious breast cancer clinical sites in the U.S. Bionovo is awaiting funding to commence this open-label, non-randomized trial in 80 women diagnosed with metastatic breast cancer who have failed no more than two prior chemotherapy regimens. We plan to evaluate Bezielle for the treatment of other forms of cancer, including pancreatic cancer and adjuvant use in breast cancer.

We have a diverse pipeline of additional preclinical drug candidates in both women’s health and cancer, including our second women’s health drug candidate, Seala (formerly referred to as “VG101”), for the treatment of post-menopausal vulvar and vaginal atrophy, or “vaginal dryness”.

We have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer. We have internally discovered and developed all of our drug candidates using our proprietary biological and chemical techniques.

Our drug development process targets herbs and other botanical sources, used in Traditional Chinese Medicine, believed to produce biologically active compounds. We apply our clinical knowledge, experience with natural compounds and knowledge of proper scientific screening tools to isolate and purify botanical compounds and extracts for pharmaceutical development. In June 2004, the FDA released a document to provide drug developers with guidance on the approval for botanical drugs. This guidance states that applicants may submit reduced documentation of nonclinical (preclinical) safety to support an IND application for initial clinical studies of botanicals. The first botanical extract drug developed pursuant to these guidelines was approved by the FDA in October 2006. To date, all of our drug candidates are derived from botanical extracts and are being developed in accordance with this FDA guidance. In addition, we have identified the active chemical components underpinning the mechanism of action for our novel drugs, and in some cases, we have developed synthetic methods of production.

We expect to continue to incur significant operating losses for the foreseeable future, and do not expect to generate profits until and unless our drug candidates have been approved and are being marketed with commercial partners. As of June 30, 2009, we had an accumulated deficit of $48.3 million. Historically we have funded our operations primarily through private placements and public offerings of our capital stock, equipment lease financings, license fees and interest earned on investments.

We will need to raise and are pursuing additional funds through grants, strategic collaborations, public or private equity or debt financing, or other funding sources. This funding may not be available on acceptable terms, or at all, and may dilutive to shareholder interests. If sufficient capital is not available within the next quarter, we may be required to delay, reduce the scope of or eliminate one or more of our programs, any of which could have a material adverse effect on our business. If we are not able to secure additional capital by the end of the year, we may be forced to terminate operations altogether in 2010.

Development Stage Company

We have not generated any significant revenue since inception. The accompanying financial statements have, therefore, been prepared using the accounting formats prescribed for a development stage enterprise (DSE). Although the Company has recognized some nominal amount of revenue, the Company still believes it is devoting, substantially, all its efforts on developing the business and, therefore, still qualifies as a DSE.

The Company is primarily engaged in the development of pharmaceuticals, derived from botanical sources, to treat cancer and women’s health. The initial focus of the Company’s research and development efforts will be the generation of products for the treatment of breast and other cancers, and to alleviate the symptoms of menopause. The production and marketing of the Company’s products and its ongoing research and development activities are and will continue to be subject to extensive regulation by numerous governmental authorities in the United States. Prior to marketing in the United States, any drug developed by the Company must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the Food and Drug Administration (FDA) under the Food, Drug and Cosmetic Act. The Company has limited experience in conducting and managing the preclinical and clinical testing necessary to obtain regulatory approval. There can be no assurance that the Company will not encounter problems in clinical trials that will cause the Company or the FDA to delay or suspend clinical trials.

The Company’s success will depend in part on its ability to obtain patents and product license rights, maintain trade secrets, and operate without infringing on the proprietary rights of others, both in the United States and other countries. There can be no assurance that patents issued to the Company will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantage resulting in the Company’s transition from Development Stage Enterprise reporting.

Critical Accounting Policies and Estimates

The accompanying discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an ongoing basis, we evaluate these estimates, including those related to clinical trial accruals, income taxes (including the valuation allowance for deferred tax assets), restructuring costs and stock-based compensation. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

We consider the following accounting policies related to revenue recognition, clinical trial accruals, stock-based compensation, income tax and research and development expenses to be the most critical accounting policies, because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue Recognition

Our revenues are derived from collaborative research and development arrangements, technology licenses, and government grants.

Revenue is recognized when the four basic criteria of revenue recognition are met: (i) a contractual agreement exists; (ii) transfer of technology has been completed or services have been rendered; (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from technology licenses or other payments under collaborative agreements where we have a continuing obligation to perform is recognized as revenue over the expected period of the continuing performance obligation.

Revenue on government contracts is recognized on a qualified cost reimbursement basis.

Accruals

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. We periodically confirm the accuracy of our estimates with selected service providers and make adjustments, if necessary. Examples of estimated accrued expenses include:

•	fees paid to contract research organizations in connection with preclinical and toxicology studies and clinical trials;

•	fees paid to investigative sites in connection with clinical trials;

•	fees paid to contract manufacturers in connection with the production of clinical trial materials; and

•	professional service fees.

We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

Share-Based Compensation

Stock-based compensation to outside consultants is recorded at fair market value in general and administrative expense. We record expenses relating to stock options granted to employees based on the fair value at the time of grant. The fair value of stock options and warrants is calculated using the Black-Scholes pricing method on the date of grant. This option valuation model requires input of highly subjective assumptions. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our management’s opinion, the existing model does not necessarily provide a reliable single measure of fair value of our employee stock options.

In order to determine the fair value of our stock for periods prior to the date of our reverse merger transaction, we estimated the fair value per share by reviewing values of other development stage biopharmaceutical organizations, comparing products in development, status of clinical trials, and capital received from government and private organizations. Once a total value was determined, we then factored the number of shares outstanding, or possibly outstanding, resulting in an estimated value per share. Once we completed our reverse merger transaction on April 6, 2005, the trading price of our common stock was used.

For periods prior to our reverse merger transaction, we chose not to obtain contemporaneous valuations of our stock by any unrelated valuation specialist after realizing the cost of services would be substantial and that the benefit derived would not be substantially different from our estimate as we had used a multi-tiered approach to estimate the value of our stock.

Income Tax

We file income tax returns in the U.S. federal jurisdiction and the California state jurisdiction. To date, we have not been audited by the Internal Revenue Service or any state income tax jurisdiction. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense. As of June 30, 2009, there have been no interest or penalties charged to us in relation to the underpayment of income taxes.

We generated net losses since inception through the year ended December 31, 2008 and accordingly did not record a provision for federal income taxes. Deferred tax assets of $15.1 million as of December 31, 2008 were primarily comprised of federal and state tax net operating loss, or NOL, carryforwards. Due to uncertainties surrounding our ability to continue to generate future taxable income to realize these tax assets, a full valuation allowance has been established to offset our deferred tax assets. Additionally, the future utilization of our NOL carry-forwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes that may have occurred previously or that could occur in the future. We have not yet determined whether such an ownership change has occurred. If necessary, the deferred tax assets will be reduced by any carryforwards that expire prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance.

Recent Accounting Pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis. The Company did not elect to adopt the fair value option under this Statement.

Effective January 1, 2008, the Company adopted EITF 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. The adoption did not have a material impact on the Company’s consolidated results or operations or financial condition.

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last unobservable as:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial condition.

In December 2007, EITF No.07-1, “Accounting for Collaborative Arrangements” was issued. EITF 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement; how costs incurred and revenue generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement. EITF 07-1 is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008 and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The Company is in the process of evaluating the impact, if any, of adopting EITF 07-1 on its financial statements.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which replaces SFAS No. 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective on a prospective basis for all business combinations for which the acquisition date is on after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. The adoption of SFAS No. 141 did not have a material impact on our financial statements.

In April 2008, the FASB issued (FSP) FAS No. 142-3, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets.” The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141, “Business Combinations.” The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The adoption of this FSP did not have a material impact on our financial statements.

In May 2008, the FASB issued Financial Accounting Standard (FAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with generally accepted accounting principles. Unlike Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present in Conformity With GAAP,” FAS No. 162 is directed to the entity rather than the auditor. The statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP,” and did not have any impact on our financial statements.

In April of 2009, the Financial Accounting Standards Board (“FASB”) issued three Staff Positions (“FSPs”) that are intended to provide additional application guidance and enhance disclosures about fair value measurements and impairments of securities. FSP FAS 157-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. FSP FAS 115-2 and FAS 124-2 establish a new model for measuring other-than-temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income. FSP FAS 107-1 and APB 28-1 expands the fair value disclosures required for all financial instruments within the scope of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to interim periods. All of these FSPs are effective beginning April 1, 2009. The adoption of these FSPs did not have a material impact on our financial statements.

In May of 2009, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 provides authoritative accounting guidance regarding subsequent events that was previously addressed in auditing literature. SFAS 165 modifies the guidance in AU Section 560 to name the two types of subsequent events as either recognized subsequent events (currently referred to in practice as Type I subsequent events) or non-recognized subsequent events (currently referred to in practice as Type II subsequent events), and to require companies to disclose the date through which it has evaluated subsequent events, which for public companies should be the date the financial statements are issued. SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on our financial statements.

In June of 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature. SFAS 168 reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. SFAS 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009. This will have an impact on our financial statements disclosures since all future references to authoritative accounting literature will be referenced in accordance with SFAS 168.

Research and Development Activities

Research and development costs are charged to expense when incurred. The major components of research and development costs include clinical manufacturing costs, pre-clinical and clinical trial expenses, consulting and other third-party costs, salaries and employee benefits, stock-based compensation expense, supplies and materials, and facilities costs.

Our cost accruals for clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with numerous clinical trial sites and clinical research organizations. In the normal course of business we contract with third parties to perform various clinical trial activities in the on-going development of potential products. The financial terms of these agreements are subject to negotiation and variation from contract to contract and may result in uneven payment flows. Payments under the contracts depend on factors such as the achievement of certain events, the successful enrollment of patients, and the completion of portions of the clinical trial or similar conditions. The objective of our accrual policy is to match the recording of expenses in our financial statements to the actual services received and efforts expended. As such, expense accruals related to clinical trials are recognized based on our estimate of the degree of completion of the event or events specified in the specific clinical study or trial contract. We monitor service provider activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods.

During the three and six months ended June 30, 2009, we incurred research and development expenses of $3.0 million and $6.6 million. We expect that research and development expenses will decrease over the coming months until additional funding is obtained.

Most of our product development programs are at an early stage. Accordingly, the successful development of our product candidates is highly uncertain and may not result in approved products. Completion dates and completion costs can vary significantly for each product candidate and are difficult to predict. Product candidates that may appear promising at early stages of development may not reach the market for a number of reasons.

Product candidates may be found ineffective or cause harmful side effects during clinical trials, may take longer to progress through clinical trials than anticipated, may fail to receive necessary regulatory approvals and may prove impracticable to manufacture in commercial quantities at a reasonable cost and with acceptable quality. The lengthy process of seeking FDA approvals requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining regulatory approvals could adversely affect our product development efforts. Because of these risks and uncertainties, we cannot predict when or whether we will successfully complete the development of our product candidates or the ultimate product development cost or whether we will obtain any approval required by the FDA on a timely basis, if at all.

Results of Operations

Results of Operations for the Three and Six Months Ended June 30, 2009 Compared to the Three and Six Months Ended June 30, 2008.

Revenues

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	Change in %	2009	2008	Change in %
	(000’s)	(000’s)		(000’s)	(000’s)
Revenues	$7	$—	—	$7	$—	—

Revenue recognized during the three and six months ended June 30, 2009 related to limited research services provided to one customer. We expect to continue performing these services throughout the remainder of 2009; however the total revenue recognized is not expected to be significant to our operations.

Research and Development Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	Change in %	2009	2008	Change in %
	(000’s)	(000’s)		(000’s)	(000’s)
Research and development expenses	$2,954	$2,553	16%	$6,555	$4,940	33%

Research and development (R&D) expenses reflect costs for the development of drugs and include salaries, contractor and consultant fees and other support costs, including employee stock-based compensation expense. The increases of $0.4 million for the three months ended June 30, 2009 and $1.6 million for the six months ended June 30, 2009 compared with the same periods of 2008 are due to an increase in R&D related depreciation, facilities and information technology charges resulting from the move to our new office and laboratory space combined with an increase in purchases of lab supplies and raw materials to support the Menerba manufacturing process development.

For the three months ended June 30, 2009, we recognized employee stock-based compensation expense charged to R&D expenses of approximately $104,000 compared to $137,000 for the three months ended June 30, 2008. The decrease primarily related to forfeitures of unvested shares due to employee terminations in the second quarter of 2009. For the six months ended June 30, 2009, we recognized approximately $224,000 in employee stock-based compensation expenses charged to R&D expenses compared to $210,000 for the same period in 2008 due to an increase in options granted to R&D personnel. All costs incurred for research and development are expensed as incurred.

General and Administrative Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	Change in %	2009	2008	Change in %
	(000’s)	(000’s)		(000’s)	(000’s)
General and administrative expense	$1,175	$1,808	-35%	$2,184	$3,630	-40%

General and administrative (G&A) expense includes personnel costs for finance, administration, information systems, marketing, professional fees as well as facilities expenses. We do not currently have any dedicated sales support or marketing personnel. Marketing and communications expenses include public relations related to our drug development and clinical trials, participation in conventions and tradeshows, and website related expenses. The decreases of $0.6 million and $1.4 million in G&A expenses in the three and six months ended June 30, 2009 as compared to the same periods in 2008 was primarily due to decreases in G&A related depreciation, facilities and information technology expenses due to a decrease in the proportion of office to laboratory space as compared with our old location.

For the three months and six months ended June 30, 2009, we recognized $132,000 and $197,000 in employee stock-based compensation expenses charged to G&A expenses, compared to $253,000 and $501,000 for the same periods in 2008. The decrease is primarily related to forfeitures of unvested shares related to employee terminations in the first quarter of 2009 combined with decreased options granted to G&A personnel.

Interest Income, Interest Expense and Other Expense

	Three Months Ended June 30,			Six Months Ended June 30,
	2009	2008	Change in %	2009	2008	Change in %
	(000’s)	(000’s)		(000’s)	(000’s)
Interest income	$16	$190	-92%	$70	$496	-86%
Interest expense	(22)	(36)	-39%	(55)	(62)	-11%
Other income (expense), net	(6)	—	—	(85)	(19)	347%

Total	$(12)	$154	-108%	$(70)	$415	-117%

Interest income is derived from cash balances and short term investments. The decrease in interest income for the three and six months ended June 30, 2009 compared to the same periods in 2008 reflects lower average cash balances.

Interest expense includes interest expense from lease agreements for laboratory equipment and our note payable. The increase in other expense is due to approximately $85,000 in loss on fixed asset disposal associated with the move to our new offices.

Income Taxes

We anticipate losses for the current fiscal year and no income tax provision for the current quarter has been provided. In addition, we have substantial net operating loss carry forwards available to offset future taxable income, if any, for federal and state income tax purposes. Our ability to utilize our net operating losses may be limited due to changes in our ownership as defined by Section 382 of the Internal Revenue Code.

Results of Operations for the Years Ended December 31, 2008, 2007, and 2006

Revenues

	Years Ended December 31,			Change in %
	2008	2007	2006	2007 to 2008	2006 to 2007
	(000’s)	(000’s)	(000’s)
Revenues:
Licensing	$—	$103	$15	-100%	587%
NIH grant	233	479	—	-51%	—

Total revenues	$233	$582	$15	-60%	3,778%

Revenues consist primarily of licensing fees and proceeds from a US government grant. Revenues were $233,000 in 2008, compared to $582,000 and $15,000 in 2007 and 2006, respectively. The $349,000 decrease in 2008 from 2007 was due to a decrease in proceeds from the National Institute of Health (NIH) grant activity and the termination of our licensing and technology transfer agreement with a Taiwanese company in 2007, which resulted in the recognition of $102,500 in revenue in 2007 from the remaining deferred revenue balance. Revenues for 2006 reflected amortization of deferred revenue associated with the license agreement with the Taiwanese company.

Research and Development Expenses

	Years Ended December 31,			Change in %
	2008	2007	2006	2007 to 2008	2006 to 2007
	(000’s)	(000’s)	(000’s)
Research and development expenses	$11,416	$9,938	$4,021	15%	147%

Research and development (R&D) expenses reflect costs for the development of drugs and include salaries, contractor and consultant fees and other support costs, including employee stock-based compensation expense. R&D expenses were $11.4 million in 2008, compared to $9.9 million in 2007 and $4.0 million in 2006. The increase of $1.5 million in 2008 from 2007 is due primarily to clinical trials expenses related to the development of our lead drug candidates.

For the year ended 2008, we recognized $513,000 in employee stock-based compensation expenses charged to R&D expenses, representing a decrease of $231,000 from 2007 due to an decrease in option grants to R&D personnel.

The $5.9 million increase in R&D expenses in 2007 compared to 2006 was primarily due to investments in the development of Menerba our lead drug candidate for women’s health.

For the year ended 2007, we recognized $744,000 in employee stock-based compensation expenses charged to R&D expenses. All costs incurred for research and development are expensed as incurred.

General and Administrative Expenses

	Years Ended December 31,			Change in %
	2008	2007	2006	2007 to 2008	2006 to 2007
	(000’s)	(000’s)	(000’s)
General and Administrative expenses	$6,097	$4,284	$1,799	42%	138%

General and administrative (G&A) expense includes personnel costs for finance, administration, information systems, and public relations related to our drug development and clinical trials, participation in conventions and tradeshows, website related expenses, facilities expenses, professional fees, legal expenses, and other administrative costs. We do not currently have any dedicated sales support or personnel. The $1.8 million increase in G&A expenses in 2008 as compared to 2007 was primarily due to activities in support of our business including an increase in facility rental, legal expenses and an increase in payroll expenses related to an increase in G&A management personnel.

For the year ended 2008, we recognized $859,000 in employee stock-based compensation expenses charged to G&A expenses, representing an increase of $322,000 from 2007, due to an increase in G&A personnel. Sales and marketing expense was $187,000 for 2008, a $30,000 increase over 2007, related to the update of the Company’s website.

The $2.5 million increase in G&A expenses in 2007, compared to 2006 was primarily due to activities in support of our business including increases in sales and marketing expense, rental and legal expenses and an increase in payroll expense related to additional G&A management personnel.

For the year ended 2007, we recognized $537,000 in employee stock-based compensation expenses charged to G&A expenses, representing an increase of $353,000 from 2006. Sales and marketing expense was $157,000 for 2007, a $153,000 decrease over 2006, due primarily to fewer industry tradeshows and conventions attended. We expect to have limited sales and marketing expenses for the foreseeable future.

Interest Income, Interest Expense and Other Expense

	Years Ended December 31,			Change in %
	2008	2007	2006	2007 to 2008	2006 to 2007
	(000’s)	(000’s)	(000’s)
Interest income, interest expense and other expense:
Interest income	$730	$850	$261	-14%	226%
Interest expense	(129)	(87)	(47)	48%	85%
Other expense, net	(17)	(21)	(23)	-19%	-9%

Total interest income and expense	$584	$742	$191	-21%	288%

Interest income is derived from cash balances and short term investments. Interest income was $730,000 in 2008 compared to $850,000 in 2007 and $262,000 in 2006. The decrease in 2008 of $120,000 from 2007 reflects a lower average cash balance. Net interest income increased by $588,000 in 2007 compared to 2006 due to a higher average balance as a result of our successful private placement completed in January 2007 and a public offering completed in October 2007.

Interest expense includes interest expense from leases for laboratory equipment. The $42,000 increase in interest expense for 2008 compared to 2007 represents additional capital lease agreements required to purchase additional laboratory equipment. The $39,000 increase in interest expense in 2007 compared to 2006 was due primarily to capital lease agreements.

Other expense consists of charges related to the leasing of computer equipment, fees for a letter of credit securing our lease of lab equipment and other lease financing charges.

Liquidity and Capital Resources

Since our inception, we have incurred losses, and we have relied primarily on leasing, public and private financing to fund our operations.

As of June 30, 2009 we had cash, equivalents and short term investments of $5.4 million compared to $13.6 million at December 31, 2008. This decrease in cash, cash equivalents, and short term investments for the six months ended June 30, 2009 is due to net cash used in operating activities of $7.2 million for the six months ended June 30, 2009 and $0.9 million in expenditures for capital assets, patent costs and payments on our capital lease agreements.

Net cash provided by investing activities was $8.7 million for the six months ended June 30, 2009 compared to net cash used in investing activities of $8.6 million for the year ended December 31, 2008. Cash provided by net short-term investment activities was $9.2 million for the six months ended June 30, 2009 compared to cash used in net short-term investment activities of $7.9 million during the same period in 2008 due to the use of proceeds from short-term investments to fund operations in 2009. Expenditures for capital assets decreased approximately $0.2 million in the first half of 2009 compared with the first half of 2008 due to our efforts to reduce spending.

Net cash used by financing activities for the first half of 2009 and 2008 was due to payments on our capital lease obligations and was consistent over both periods. Although we will continue to be opportunistic in our efforts to obtain cash, we believe that our ability to obtain cash has been reduced based on the ongoing difficulties in the US economy and the credit and equity markets.

We will need to obtain substantial amounts of cash to achieve our objectives of internally developing drugs, which take many years and potentially significantly more amounts of cash to develop. If we decide to market and commercialize any other drug candidate independently or with a partner, we may need to invest heavily in associated manufacturing, marketing and commercialization costs. Such costs will be substantial and some will need to be incurred prior to receiving marketing approval. We do not currently have adequate internal liquidity to meet these objectives in the long term. To do so, we will need to continue our partnering activities and look to other external sources of liquidity, including the public and private financial markets and strategic partners.

As of June 30, 2009, we had an accumulated deficit of $48.3 million, working capital of $3.6 million, and shareholders’ equity of $11.2 million. We are actively seeking additional funding through collaborations, public and private equity or debt financings, capital lease transactions or other available financing sources. The length of time that our current cash and cash equivalents, short-term investments and any available borrowings will sustain our operations will be based on, among other things, our prioritization decisions regarding funding for our programs, our progress in our clinical and earlier-stage programs, the time and costs related to current and future clinical trials and regulatory decisions, our research, development, manufacturing and commercialization costs (including personnel costs), the progress in our collaborations, costs associated with intellectual property, our capital expenditures, and costs associated with securing any future licensing opportunities. Any significant shortfall in funding will result in additional curtailment of our development and/or research activities, which, in turn, will affect our development pipeline and ability to obtain cash in the future. If sufficient capital is not available within the next quarter, we may be required to delay, reduce the scope of or eliminate one or more of our programs, any of which could have a material adverse effect on our business. If we are not able to secure additional capital by the end of the year, we may be forced to terminate operations altogether in 2010.

Note Payable

In connection with the move to our new headquarters, we acquired leasehold improvements under a note payable with the lessor of the building. The $100,000 note bears interest at 9.5% and is payable in monthly payments of interest and principal beginning May 1, 2009 and continuing over the remaining lease term with a due date of December 31, 2018. The future minimum payments as of June 30, 2009 are as follows (in thousands):

	Principal	Interest
2009(1)	$3	$5
2010	7	9
2011	8	8
2012	9	7
2013	9	6
Thereafter	63	17

Total minimum payments	$99	$52

(1)	For the six months ending December 31, 2009

Commitments and Contingencies

Our contractual obligations and future minimum lease payments that are non-cancelable at June 30, 2009 are disclosed in the following table (in thousands).

	Total	2009	2010	2011	2012	2013	2014 and beyond
Unconditional purchase obligations	$971	$971	$—	$—	$—	$—	$—
Operating lease obligations	19,647	929	1,833	1,888	1,945	2,003	11,049
Capital lease obligations	960	359	501	94	6	—	—

Total contractual commitments	$21,578	$2,259	$2,334	$1,982	$1,951	$2,003	$11,049

Off-Balance Sheet Financings and Liabilities

Other than contractual obligations incurred in the normal course of business, we do not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets or any obligation arising out of a material variable interest in an unconsolidated entity.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movement. We regularly assess these risks and have established policies and business practices intended to protect against these and other exposures. As a result, we do not anticipate material potential losses in these areas.

As of June 30, 2009, we had cash, cash equivalents, and short-term investments of $5.4 million, consisting of cash, cash equivalents and highly liquid short-term investments. Our short-term investments will likely decline by an immaterial amount if market interest rates increase and, therefore, we believe our exposure to interest rate changes is immaterial. Declines of interest rates over time will, however, reduce our interest income from short-term investments.

BUSINESS

Overview

We are a clinical stage drug discovery and development company focusing on women’s health and cancer, two large markets with significant unmet needs. Building on our understanding of the biology of menopause and cancer, we design new drugs derived from botanical sources which have novel mechanisms of action. Based on the results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Our lead drug candidate, Menerba (formerly MF-101), represents a new class of receptor sub-type selective estrogen receptor modulator (SERM), for the treatment of vasomotor symptoms of menopause, or “hot flashes.” We have designed Menerba to selectively modulate estrogen receptor beta (ERß) and to provide a safe and effective alternative to existing FDA approved therapies that pose a significant risk to the patient for developing breast cancer, stroke, cardiovascular disease, blood clots and other serious diseases. In preclinical studies, Menerba does not lead to tumor information in either breast or uterine tissues and it odes not increase the risk for clotting. This activity, if confirmed in clinical testing, would differentiate Menerba from some existing therapies and other therapies in clinical development. We announced results in 2007 of our completed, multicenter, randomized, double-blinded, placebo-controlled Phase II trail, involving 217 patients, which showed the higher of two Menerba doses tested was well tolerated and resulted in a statistically significant reduction of hot flashes after 12 weeks of treatment. In addition, treatment with the higher does of Menerba lead to a statistically significant reduction in nighttime awakenings when compared to placebo, which represents superior efficacy to existing non-hormonal therapies. We are seeking FDA approval to conduct further clinical testing at multiple clinical sites in the U.S. We believe that Menerba’s novel mechanism of action could lead to a more favorable safety profile than currently approved hormone therapies (HT) and other therapies under development and testing.

We are also developing Bezielle, an oral anti-cancer agent for advanced breast cancer. Unlike most other anti-cancer drugs and drug candidates, which try to control cancer through genomic and proteomic signaling pathways, Bezielle is designed to take advantage of the unique metabolism of cancer cells. Bezielle inhibits glycolysis, a metabolic pathway on which cancer cells rely. Glycolysis inhibition leads to DNA damage and death of cancer cells without lasting harm to normal cells. We believe that Bezielle may have a preferential effect on hormone-independent cancers, a subset with few treatment options. To date, 48 women with metastatic breast cancer have been treated with Bezielle in two separate Phase 1 clinical trials. As predicted by the mechanism of action, Bezielle had very limited toxicities with an extremely favorable tolerability profile. Moreover, Bezielle showed encouraging clinical activity among a cohort of women with metastatic breast cancer who had been heavily pretreated with other regimens. A Phase 2 trial has been approved by the FDA and the IRBs at several prestigious breast cancer clinical sites in the U.S. Bionovo is awaiting funding to commence this open-label, non-randomized trial in 80 women diagnosed with metastatic breast cancer who have failed no more than two prior chemotherapy regimens. We plan to evaluate Bezielle for the treatment of other forms of cancer, including pancreatic cancer and adjuvant use in breast cancer.

We have a diverse pipeline of additional preclinical drug candidates in both women’s health and cancer. We submitted an investigational new drug, or IND, application and plan to initiate a Phase I trial in the second half of 2009 for our second SERM drug candidate, Seala, for the treatment of post-menopausal vulvar and vaginal atrophy, or “vaginal dryness.” We have identified or begun preclinical work on other drug candidates for a variety of indications within women’s health and cancer. We have internally discovered and developed all of our drug candidates using our proprietary biological and chemical techniques.

Our drug development process targets herbs and other botanical sources, used in Traditional Chinese Medicine, believed to produce biologically active compounds. We apply our clinical knowledge, experience with natural compounds and knowledge of proper scientific screening tools to isolate and purify botanical compounds and extracts for pharmaceutical development. In June 2004, the FDA released a document to provide drug developers with guidance on the approval for botanical drugs. This guidance states that applicants may submit reduced documentation of nonclinical (preclinical) safety to support an IND application for initial clinical studies of botanicals. The first botanical extract drug developed pursuant to these guidelines was approved by the FDA in October 2006. To date, all of our drug candidates are derived from botanical extracts and are being developed in accordance with this FDA guidance. In addition, we have identified the active chemical components underpinning the mechanism of action for our novel drugs, and in some cases, we have developed synthetic methods of production.

We expect to continue to incur significant operating losses over at least the next several years, and do not expect to generate profits until and unless our drug candidates have been approved and are being marketed with commercial partners.

Formation of the Company

Bionovo, Inc. (formerly Lighten Up Enterprises International, Inc.) was incorporated in Nevada on January 29, 1998, and subsequently reincorporated in the State of Delaware on June 29, 2005. On April 6, 2005, Bionovo, Inc. (then known as Lighten Up Enterprises International, Inc.) acquired all the outstanding shares of Bionovo Biopharmaceuticals, Inc. (then known as Bionovo, Inc.) (“BIOPHARMA”), in exchange for 42,112,448 restricted shares of its common stock in a reverse triangular merger (the “Merger”). The acquisition has been accounted for as a reverse merger with BIOPHARMA deemed to be the accounting acquirer. Accordingly, the historical financial information presented herein are those of BIOPHARMA, as adjusted to give effect to any difference in the par value of the issuer’s and the accounting acquirer’s stock with an offset to capital in excess of par value, and those of Bionovo, Inc. (the legal acquirer, formerly known as “Lighten Up Enterprises International, Inc.) since the Merger. The retained earnings of the accounting acquirer have been carried forward after the acquisition and BIOPHARMA’s basis of its assets and liabilities were carried over in the reverse merger. Operations prior to the Merger are those of the accounting acquirer.

Bionovo Biopharmaceuticals was formed and began operation in the state of California in February 2002 and subsequently reincorporated into the state of Delaware in March 2004. On June 29, 2005, we changed our name from Lighten Up Enterprises International, Inc. to Bionovo, Inc. and changed our state of incorporation to Delaware.

Until June 29, 2005, the name of Bionovo Biopharmaceuticals was Bionovo, Inc. It changed its name to Bionovo Biopharmaceuticals, Inc. in order to facilitate our corporate name change from Lighten Up Enterprises International, Inc. to Bionovo, Inc.

Development Stage Company

We have not generated any significant revenue since inception. The accompanying financial statements have, therefore, been prepared using the accounting formats prescribed by SFAS No. 7 for a development stage enterprise (DSE). Although the Company has recognized some nominal amount of revenue, we still believe that we are devoting, substantially, all our efforts toward developing the business and, therefore, still qualify as a DSE.

We are a development stage entity and are primarily engaged in the development of pharmaceuticals, derived from botanical sources, to treat cancer and women’s health. The initial focus of our research and development efforts will be the generation of products for the treatment of breast, and other cancers and to alleviate the symptoms of menopause. The production and marketing of our products and our ongoing research and development activities are and will continue to be subject to extensive regulation by numerous governmental authorities in the United States. Prior to marketing in the United States, any drug we develop must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the Food and Drug Administration (FDA) under the Food, Drug and Cosmetic Act. We have limited experience in conducting and managing the preclinical and clinical testing necessary to obtain regulatory approval. There can be no assurance that we will not encounter problems in clinical trials that will cause us or the FDA to delay or suspend clinical trials.

Our success will depend in part on our ability to obtain patents and product license rights, maintain trade secrets, and operate without infringing on the proprietary rights of others, both in the United States and other countries. There can be no assurance that patents issued to us will not be challenged, invalidated, or circumvented, or that the rights granted thereunder will provide proprietary protection or competitive advantages to us.

Business Strategy

Our goal is to achieve a position of sustainable leadership in the biopharmaceutical industry. Our strategy consists of the following key elements:

Integrate Scientific Discoveries with Natural Substances Used in Traditional Chinese Medicine

For more than 2,000 years, Chinese people have used Traditional Chinese Medicine (“TCM”), for the prevention and treatment of disease. Advances in science and technology and analytical methodology for natural products can be harnessed for the discovery and development of new drugs from the botanicals used in TCM. We intend to continue to integrate cutting edge scientific discoveries and modern medicine with our expertise in natural substances used in TCM to discover and screen novel formulations derived from botanicals.

Focus on Cancer and Women’s Health

We have intentionally directed our focus on initial medical applications with urgent needs and very large potential markets. With this strategy, even a small market penetration should result in relatively substantial revenue streams. Under this strategy, we have initially directed our attention to the design of drugs to target cancer and women’s health.

According to the American Cancer Society (ACS) 2005 Cancer Facts and Figures, cancer is a leading cause of death in the U.S., yet there remain unmet needs, and current treatments remain ineffective and inadequate for some populations. We believe our addressable market for advanced breast cancer is approximately 500,000 – 600,000 patients per year. In the current propitious health care regulatory environment, the FDA regulatory requirements for approval of cancer drugs has been modified because of the urgent need for safe and effective treatments of this disease.

There are approximately 27 million women suffering from menopausal symptoms such as hot flashes and vaginal dryness (SOURCE: Kronenberg F., Hot flashes: epidemiology and physiology. Ann N Y Acad Sci 1990; 592:52-86; discussion 123-33). To date, pharmaceutical interventions offered for women suffering from menopausal symptoms are often deemed unsatisfactory, or they have significant undesirable side effects. Relying in part on what we believe to be our novel system for the assessment of selective estrogen receptors ((a) and (ß)) modulators, or SERMs, their downstream co-regulatory proteins and their transcriptional outcome as well as cytotoxic agents, we intend to continue to target this significant market opportunity for drugs targeting cancer and women’s health.

Develop Our Existing Product Portfolio

We have one drug, Menerba, designed to alleviate the symptoms of menopause, which has completed a Phase II clinical trial that commenced in January 2006. We have completed two Phase I clinical trials of a second drug, Bezielle, an oral anti-cancer agent for metastatic breast cancer and we have FDA approval for a Phase II clinical trial to further evaluate Bezielle for metastatic breast cancer. We also are in the process of preparing a Phase I trial for another drug, Seala, an intra-vaginal drug (VG101) for the treatment of postmenopausal vulvar and vaginal atrophy (“vaginal dryness”). We intend to further develop these drugs both by expanding our internal resources and by collaborating with leading governmental and educational institutions as well as other companies.

Foster Academic and Industry Collaborations

We have developed research and development relationships with faculty members at the University of California at San Francisco (UCSF), the University of California at Berkeley (UCB), the University of California at Davis (UCD), University of Southern California (USC), University of Texas MD Anderson Cancer at Houston, Case Western Reserve University, the University of Colorado Health Sciences College (UCHSC), Houston University, Baylor University, Houston, Texas, and the Methodist Hospital Research Institute in Houston, Texas. We also have an active Scientific Advisory Board (SAB). These collaborations provide access to leading intellectual and physical resources, and we believe will augment funding for academic development and accelerate technology transfer of promising innovations. We intend to continue our collaborations in order to leverage the intellectual resources of other major research centers by seeking additional academic collaborations.

We will also seek strategic scientific collaborations with other biotechnology and pharmaceutical companies in order to expand and accelerate the process to product development. We believe this will enhance our research and development capabilities as well as provide potential sales channels for our products. We plan to target specific biotech and pharmaceutical companies in need of our proprietary technology or potential products in the endeavor to reach licensing and development agreements.

Diversify Application of Drug Candidates for Extended Indications

Many of our initial products under development are not specific for women’s health, although the initial clinical trials will focus on this application. Anticancer therapeutics, for example, will apply to a wide range of oncological applications. Similarly, hormonally-active drugs could potentially be used to treat prostate cancer or osteoporosis. Accordingly, we intend to pursue alternative applications for our drug candidates when deemed appropriate, to increase our chances of commercial success.

Scientific Discovery Platforms

Screening Philosophy

A useful strategy for the discovery of biologically active compounds from plants utilizes information about the traditional medicinal use of these botanical agents. An advantage to this strategy over random screening is that the extensive clinical tradition and literature may allow for some rationalization with respect to the biological potential for their reputed use. Since most organisms living today evolved under similar adaptation pressures, it is plausible that plants can interact with mammalian organic processes, along similar lines as nutrition from food, and therefore, can be utilized to regulate pathological conditions as they do normal physiological functioning.

As an example, experimental antineoplastic (inhibiting or preventing the growth or development of malignant cells) agents derived from botanicals have been under study in China since the mid-fifties. Agents discovered through this effort include: campothecin (“CPT”) and hydroxycampothecin (“OPT”) from CAMPOTHECA ACUMINATA Decne, Harringtonine and homoheringtonine from several species of CEPHALOTAXUS, Indirubin from BAPHICACANTHES CUSIA Bremek and INDIGOFERA TINCTORIA L. and Kanglaite from COIX LACHRYMA- JOBI L.

Our strategic advantage for drug development is our extensive clinical knowledge and experience with natural compounds coupled with definitive knowledge of the proper scientific tools for screening. Instead of creating massive screens, we select the most likely candidate compounds and test them for efficacy and toxicity with state of the art screening models such as estrogen receptor regulation or induction of cancer cell death. To date, the success rate from our screens has been approximately 25% in the cytotoxic drug discovery and approximately 40% in our estrogen drug discovery efforts.

Our clinical knowledge also accelerates the preclinical testing due to the longstanding anecdotal knowledge regarding the toxicities of these agents. The shorter time to clinic provides an opportunity to exercise major savings and prolong the exploitation of the patent.

This approach provides a new rational paradigm for drug discovery, whereby the prior knowledge of the indication coupled with the molecular mechanism prevents much of the guess work experienced by other linear approaches where the relationship between the molecular target and the indication is not always known.

Scientific Discovery Platform I: Anticancer Drugs

A number of Chinese medicinal herbs have traditionally been used to prevent and treat cancer. These herbal preparations are purported to have many biological effects including direct anti-proliferative effects on cancer cells, anti-mutagenic activity, and other signaling pathways such as nuclear receptor regulation resulting in prevention of growth or death.

Aqueous and organic extracts from 71 Chinese medicinal herbs historically used for the treatment of illness were evaluated for antiproliferative activity on five breast cancer cell lines. Approximately 26% (19/71) of the extracts demonstrated greater than 50% growth inhibition on 80% of the cancer cell lines tested while five more herbs showed the same activity on fewer cell lines. These results, as well as our data from dose-response curves, DNA fragmentation and flow cytometric analyses, indicate that many of the herbs have significant growth inhibitory effects on various cancer cells in vitro. Furthermore, in vivo tests of some of the extracts in a mouse xenograph model show a significant inhibition of tumor formation with oral administration, with no toxicity or compromise to the mice activity including fluid and food intake.

Scientific Discovery Platform II: Hormone Replacement Therapy and Selective Estrogen Receptor Modulators

Over 300 plants synthesize compounds that interact with estrogen receptors (ER), known as phytoestrogens. Elucidating how phytoestrogens regulate ER transcriptional and cell proliferation pathways could have a profound impact on women. For example, phytoestrogens may prevent some cancers that are common in postmenopausal women. In fact, the lowest rates of breast, endometrial and colon cancers are observed in countries that have a high consumption of phytoestrogens in their diet.

Our goal is to identify compounds effective at preventing or treating breast cancer as well as potential compounds for desired hormone activity. We have tested 71 herbs that are used in TCM for their ability to regulate transcriptional activity in the presence of ERa or ERß. Over forty five percent (46.4%) of the herbs showed selective activity on the two ERs. In these studies, we identified the herbs that selectively regulate ERa or ERß and result in different transcriptional activity as well as in tissue selectivity.

These studies have the potential to identify natural selective estrogen receptor modulators (SERMs), such as the drug tamoxifen, which may be used, with FDA approval, to prevent and treat breast cancer. In addition, we anticipate these studies will provide leads that do not increase the risk of breast cancer. Other indications for estrogenic compounds or SERMs are osteoporosis, obesity, autoimmune disorders, cardiovascular disease prevention, arthritis and menopausal symptomatic management (such as hot flashes, insomnia, vaginal dryness and decreased libido).

Pharmacology

After assessing the functional activity of whole herb extracts in our established assay systems, we aim to isolate anticancer and estrogenic compounds from herbal extracts to identify their chemical structure and to evaluate their pharmacodynamic and pharmacokinetic properties. The following studies are or will be conducted for all extracts in order to comply with FDA regulatory demands:

•

Activity Guided Isolation. These studies will be done in order to discover the active components. Once determined, the chemical structure can then be used as a marker for quantification in our manufacturing process, or as a basis for developing a synthetic equivalent.

•

Evaluation of the Pharmacokinetic and Metabolism of Isolated Compounds. Since the drugs are designed to have greater selectivity and less toxicity, these studies will allow us to further determine their dynamic range, application and safety.

•	Botanical Drug Consistency Measures. We have developed methods for simultaneous intra batch and inter batch consistency measures using state of the art analytical technology.

•	Biological Measures. Specific biochemical assays will be employed to measure biological specificity and effect as well as manufacturing consistency similar to other biological drugs.

We will also repeat all quantifiable biological measures, pertaining to the drug, available through our proposed drug platforms. This will ensure qualitative efficacy control of proposed drugs. By identifying compounds both biologically as well as pharmacologically, we believe we will be able to overcome any FDA hurdles regarding drug manufacturing consistency.

Clinical Trials Design

Many companies with good science suffer from a lack of sufficient clinical knowledge, poor clinical trials design expertise or limited access to reputable clinical facilities to conduct their early trials. Since our approach to drug design relies heavily on clinical experience and expertise, in our respective fields, we emphasize sound clinical trial design as one of our strengths.

All of our drug trials follow traditional methods for assessment as well as auxiliary clinical and objective measures in order to strengthen our primary and secondary claims.

Scientific Consultants

We use consultants to provide us with expert advice and consultation on our scientific programs and strategies. They also serve as contacts for us throughout the broader scientific community. We have consulting agreements with a number of academic scientists and clinicians, who collectively serve as our SAB. These individuals serve as key consultants with respect to our product development programs and strategies. They possess expertise in numerous scientific fields, including chemistry, pharmacology, cancer, estrogen receptor biology and clinical drug testing.

We retain each consultant according to the terms of a consulting agreement. Under such agreements, we pay them a consulting fee. In addition, some consultants hold options to purchase our common stock, subject to the vesting requirements contained in the consulting agreements. Our consultants are employed by institutions other than ours, and therefore may have commitments to, or consulting or advisory agreements with, other entities or academic institutions that may limit their availability to us.

Research and Development

Our pre-clinical research is conducted at our main office in Emeryville, with some research work also conducted at UCSF, UCB, UCD, Baylor University, Houston University and UCHSC. During the fiscal years ended December 31, 2008, 2007 and 2006, we incurred research and development expenses of $11.4 million, $9.9 million and $4.0 million, respectively. We further expect that research and development expenses will increase as and when we continue development of our drugs.

Intellectual Property and Patent Protection

Patent protection is important to our business. The patent position of companies in the pharmaceutical field generally is highly uncertain, involves complex legal and factual questions, and has recently been the subject of much litigation. Therefore, we cannot be certain that any patent applications relating to our products or processes will result in patents being issued, or that the resulting patents, if any, will provide protection against competitors who successfully challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business, or are able to circumvent our patent position. It is possible that other parties have conducted or are conducting research and could make discoveries of compounds or processes that would precede any of our discoveries. Finally, there can be no assurance that others will not independently develop similar pharmaceutical products which will compete against ours, or cause our drug product candidates and compounds to become obsolete. We have filed 66 patent applications with the United State Patent & Trademark Office as well as in the European Community, Japan and other emerging markets and two patent applications with the Taiwan Intellectual Property Office related to our drug candidates, but we cannot be certain that they will issue as patents. One of the patents (US7482029) for Menerba (MF101) titled “Composition for Treatment of Menopause” was issued with an effective date of March 29, 2006.

Our competitive position is also dependent upon unpatented trade secrets. We have a policy of requiring our employees, consultants and advisors to execute proprietary information and invention assignment agreements upon commencement of employment or consulting relationships with us. These agreements will provide that all confidential information developed or made known to the individual during the course of their relationship with us must be kept confidential, except in specified circumstances. However, we cannot assure you that these agreements will provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure of confidential information. Further, invention assignment agreements executed by consultants and advisors may conflict with, or be subject to, the rights of third parties with whom such individuals have employment or consulting relationships. In addition, we cannot assure you that others will not independently develop equivalent proprietary information and techniques or otherwise gain access to our trade secrets, that such trade secrets will not be disclosed, or that we can effectively protect our rights to unpatented trade secrets.

We may be required to obtain licenses to patents or proprietary rights of others. We cannot assure you that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us or at all. If we do not obtain such licenses, we could encounter delays in product market introductions while we attempt to design around such patents, or could find that the development, manufacture, or sale of products requiring such licenses could be foreclosed. Litigation may be necessary to defend against or assert claims of infringement to enforce patents issued to us or exclusively licensed to us, to protect trade secrets or know-how possessed by us, or to determine the scope and validity of the proprietary rights of others. In addition, we may become involved in oppositions in foreign jurisdictions or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions with respect to our patent applications or those of our licensors. Litigation, opposition, or interference proceedings could result in substantial costs to and diversion of effort by, and may have a material adverse impact on, us. In addition, we cannot assure you that our efforts will be successful.

Government Regulation and Environmental Issues

Regulation by governmental authorities in the United States and foreign countries is a significant factor in the development, manufacture, and expected marketing of our drug product candidates and in our ongoing research and development activities. The nature and extent to which such regulation will apply to us will vary depending on the nature of any products developed. We anticipate that all of our drug product candidates will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical and clinical testing and other approval procedures of the FDA and similar regulatory authorities in foreign countries. Various federal statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage, and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with the appropriate federal statutes and regulations requires substantial time and financial resources. Any failure by us or our collaborators to obtain, or any delay in obtaining, regulatory approval could adversely affect the marketing of any products developed by us, our ability to receive product revenues, and our liquidity and capital resources.

The development, manufacture, marketing, and distribution of drug products are extensively regulated by the FDA in the U.S. and similar regulatory agencies in other countries.

The steps ordinarily required before a new drug may be marketed in the U.S., which are similar to steps required in most other countries, include:

•	adequate and well-controlled clinical trials to establish the safety and efficacy of the drug;

•	the submission of a new drug application to the FDA; and

•	FDA review and approval of the new drug application (NDA) or biologics license application (or BLA).

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal studies. The results of preclinical testing are submitted to the FDA as part of an investigational new drug (IND) application. A 30-day waiting period after the filing of each IND application is required prior to commencement of clinical testing in humans. At any time during the 30-day period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials until the FDA authorizes trials under specified terms. The IND application process may be extremely costly and substantially delay development of our drug product candidates. Moreover, positive results of preclinical tests will not necessarily indicate positive results in subsequent clinical trials. The FDA may require additional animal testing after an initial IND is approved and prior to Phase III trials. These additional studies are customary for drugs intended for use by healthy populations. Our menopausal drug, Menerba, may be subjected to such studies, which may delay or damage our ability to complete trials and obtain a marketing license.

Clinical trials to support new drug applications are typically conducted in three sequential phases, although the phases may overlap. During Phase I, clinical trials are conducted with a small number of subjects to assess metabolism, pharmacokinetics, and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to:

•	assess the efficacy of the drug in specific, targeted indications;

•	assess dosage tolerance and optimal dosage;

•	identify possible adverse effects and safety risks; and

•	correlate drug product potency to efficacy via pharmacological or biological studies.

If a compound is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites.

After successful completion of the required clinical trials, an NDA is generally submitted. The FDA may request additional information before accepting the NDA for filing, in which case the NDA must be resubmitted with the additional information. Once the submission has been accepted for filing, the FDA reviews the NDA and responds to the applicant. FDA requests for additional information or clarification often significantly extend the review process. The FDA may refer the NDA to an appropriate advisory committee for review, evaluation and recommendation as to whether the NDA should be approved, although the FDA is not bound by the recommendation of an advisory committee.

If the FDA evaluations of the application and the manufacturing facilities are favorable, the FDA may issue an approval letter or an “approvable” letter. An approvable letter will usually contain a number of conditions that must be met in order to secure final approval of the NDA and authorization of commercial marketing of the drug for certain indications. The FDA may also refuse to approve the NDA or issue a “not approvable” letter outlining the deficiencies in the submission and often requiring additional testing or information.

The FDA’s Modernization Act codified the FDA’s policy of granting “fast track” approval of cancer therapies and other therapies intended to treat severe or life threatening diseases and having potential to address unmet medical needs. Previously, the FDA approved cancer therapies primarily based on patient survival rates or data on improved quality of life. The FDA considered evidence of partial tumor shrinkage, while often part of the data relied on for approval, insufficient by itself to warrant approval of a cancer therapy, except in limited situations. Under the FDA’s revised policy, which became effective in 1998, the FDA has broadened authority to consider evidence of partial tumor shrinkage or other clinical outcomes for approval. This revised policy is intended to facilitate the study of cancer therapies and shorten the total time for marketing approvals. We intend to take advantage of this policy; however, it is too early to tell what effect, if any, these provisions may have on the approval of our drug product candidates.

Sales outside the United States of products we develop will also be subject to regulatory requirements governing human clinical trials and marketing for drugs. The requirements vary widely from country to country, but typically the registration and approval process takes several years and requires significant resources. In most cases, if the FDA has not approved a product for sale in the United States, the product may be exported for sale outside of the United States, only if it has been approved in any one of the following: the European Union, Canada, Australia, New Zealand, Japan, Israel, Switzerland and/or South Africa. There are specific FDA regulations that govern this process.

We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work. We cannot accurately predict the extent of government regulation that might result from future legislation or administrative action.

Manufacturing

We currently have no clinical or commercial manufacturing capabilities. To date, we have engaged domestic and foreign manufacturers experienced in FDA Good Manufacturing Practices (or GMP) for drug production, for the supply of our product candidates and other compounds solely for our pre-clinical research and development activities. We have not entered into formal written agreements with these manufacturers, and submit purchase orders on an as needed basis. We believe that numerous alternative manufacturers exist that would be capable of fulfilling our current product supply needs in the event we were unable to obtain product from our current manufacturer. We also intend to establish a demonstration or pilot plant capable of demonstrating our manufacturing processes and capable of use for producing certain pre-clinical and early clinical supplies.

In order to successfully commercialize our drug product candidates, we, or third parties with whom we contract, must be able to manufacture products in commercial quantities in compliance with the FDA’s current GMP (or cGMP) at acceptable costs and in a timely manner. As we do not own a cGMP manufacturing facility, we expect to contract with third parties to provide us with cGMP production capacity when appropriate.

Marketing and Sales

We currently have no sales activities, and no employees engaged in selling any of our products, as we have not received FDA approval to do so. Marketing activities are related to web-site design, and attendance at industry tradeshows and conferences, where we promote the results of our research activities.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. Our competitors include pharmaceuticals companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies that are active in different but related fields represent substantial competition for us. Many of our competitors have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing than we do. These organizations also compete with us to recruit qualified personnel, attract partners for joint ventures or other collaborations, and license technologies that are competitive with ours. To compete successfully in this industry we must identify novel and unique drugs or methods of treatment and then complete the development of those drugs as treatments in advance of our competitors.

The drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Other companies have products or drug candidates in various stages of pre-clinical or clinical development to treat diseases for which we are also seeking to discover and develop drug candidates. Some of these potential competing drugs are further advanced in development than our drug candidates and may be commercialized earlier.

In particular, there are numerous companies attempting to discover and develop drugs to treat cancer. Many of them are targeting pathways similar to those targeted by us. However, we believe few of the companies are attempting to develop drugs derived from natural products and fewer companies are trying to discover drugs from botanical extracts. Moreover, we are not aware of many companies attempting to discover and develop more selective estrogen receptor modulators.

Our lead product candidate for metastatic breast cancer, Bezielle, may be used for patients with either hormone receptor positive or negative tumors, and is designed for use in both premenopausal and postmenopausal patients and patients who are both HER2 positive and negative. Accordingly, it can be expected to compete with most forms of current therapies for metastatic breast cancer, including hormonal therapy, chemotherapy or biologic therapy. Below is a summary of commonly used drug therapies for the treatment of metastatic breast cancer and the pharmaceutical companies that distribute them. Each of these companies would compete directly with us relative to Bezielle.

Therapy	Drug	Pharmaceutical Company
Hormonal Therapy:	Nolvadex	AstraZeneca
	Faslodex	AstraZeneca
	Arimidex	AstraZeneca
	Femara	Novartis
	Aromasin	Pfizer

Chemotherapy:	Abraxane	Abraxis
	Adriamycin	Pharmacia
	Adrucil	SP Pharmaceuticals
	Cytoxan	Baxter
	Ellence	Pfizer
	Gemzar	Eli Lilly
	Maxtrex	Pharmacia
	Mutamycin	Faulding DBL
	Navelbine	Pierre Fabre
	Taxol	Bristol-Myers Squibb
	Taxotere	Aventis
	Velban	Eli Lilly

Biologic Agent Therapy:	Herceptin	Genentech
	Avastin	Genentech
	Tykerb	GlaxoSmithKline

While we are developing Bezielle to minimize many of the adverse side effects associated with the above breast cancer treatments and further clinical testing has yet to be completed, certain of the above drug therapies may have advantages relative to Bezielle. These advantages may include: selective patient population, lower pricing and greater efficacy.

Our lead product candidate for the treatment of menopausal symptoms, Menerba, would be expected to compete with postmenopausal hormone replacement therapy which has been the primary treatment of menopausal symptoms such as hot flashes. Leading hormonal agents include Premarin and Prempro by Wyeth Pharmaceuticals, Cenestin, Estradiol (generic) and Medroxy-Progesterone Acetate by Barr Pharmaceuticals, and Ogen, Provera and Estring by Pfizer. In addition, Menerba may be expected to compete with newer generation anti-depressants used off-label to treat hot flash frequency, such as venlafaxine by Wyeth, fluoxetine by Eli Lilly and paroxetine by Glaxo Smith Kline. The makers of these would compete directly with us relative to Menerba.

While we are developing Menerba to minimize many of the risks associated with long-term use of HT indicated in recent studies and further clinical testing has yet to be completed, certain hormone replacement therapies may have advantages relative to Menerba. These advantages may include: lower pricing and greater efficacy.

We believe we possess the competitive advantage of using unique technologies with extracts that are considered to be safe and tolerable in humans. We also believe that finding lead drugs that are orally tolerable and potentially safe from the start of the discovery process provides an advantage in the pharmaceutical industry.

Employees

As of December 31, 2008, we had 49 employees, fifteen of whom have doctorate degrees and five of whom have advanced degrees. Of these, 38 are involved in research and development and 11 are involved in business development, finance and administration. Our employees are not represented by any collective bargaining agreement.

Our success will depend in large part upon our ability to attract and retain employees. We face competition in this regard from other companies, research and academic institutions, government entities and other organizations. We believe that our employee relations are good.

Properties

We leased our laboratory and office facilities located at 5858 Horton Street, Suite 375, Emeryville, CA 94608, for various terms under long-term, non-cancelable operating lease agreements. In February 2008, we signed a new lease for additional office space in Emeryville, California, with fixed monthly rent of $3,903. The leases expire at various dates through 2010. The leases provide for increases in future minimum annual rental payments and the agreements generally require us to pay executory costs (real estate taxes, insurance, and repairs). Operating lease expense totaled $665,000 for 2008 and $608,000 for 2007. On May 15, 2008, we agreed to an amendment with our current landlord to lease approximately 32,000 square feet of office and laboratory space located at 5858 Horton Street, Suite 400, Emeryville, CA 94608, for a period of 10 years replacing our facilities in Suite 375. Total base rent for the first year will be approximately $1.2 million and shall increase by three percent on each annual anniversary of the commencement date. Under the amended lease agreement, we are required to pay executory costs of approximately $42,000 per month. In January 2009, we completed our build-out of the space, moved into our new laboratory and office space and consolidated our Emeryville operations at 5858 Horton Street, Suite 400, Emeryville, CA 94608.

We also maintain laboratory facilities in Aurora, Colorado. The master operating lease was signed on November 27, 2006 and several amendments have been signed over the past two years. The lease will terminate in November 2009. The combined lease space is approximately 6,000 square feet. The monthly rent is approximately $6,700 and approximately $5,000 for executory costs.

Legal Proceedings

On October 16, 2007, the former CFO of our Company, Jim Stapleton, filed a complaint against us and two of our officers, alleging breach of contract as a result of the rescission of the employment agreement in September 2007. This complaint was filed with the Superior Court of the State of California in and for the County of Alameda. As a part of his compensation, Mr. Stapleton was to receive 600,000 shares of common stock, over a two-year period from the date of grant, subject to various limitations and vesting. In his complaint, Mr. Stapleton alleges that we failed to accelerate the vesting of 300,000 shares to him, thereby breaching an agreement.

In September 2008 we were notified of an order by the Superior Court, dated August 29, 2008, granting in part motion to compel binding arbitration for a subset of the claims. The arbitration was held on May 11 and 12, 2009 and on June 10, 2009 the arbitration decision was issued denying all claims against us and our officers. Some residual claims not subject to the arbitration remain outstanding. We believe the ultimate outcome of this matter will not materially affect our financial position, results of operations, or cash flows and we have not accrued for any contingent liability.

MANAGEMENT

The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position
Isaac Cohen, O.M.D.,L.Ac.	47	Chairman, Chief Executive Officer, Chief Scientific Officer and Director
Mary Tagliaferri, M.D., L.Ac	43	President, Chief Medical Officer, Chief Regulatory Officer and Director
Thomas C. Chesterman, M.B.A.	49	Senior Vice President and Chief Financial Officer
John Baxter, M.D.	68	Director
George Butler, Ph.D	61	Director
Louis Drapeau, C.P.A., M.B.A.	65	Director
David Naveh, Ph.D.	57	Director
Michael D. Vanderhoof	49	Director

Isaac Cohen, O.M.D., L.Ac., 47, is a co-founder of Bionovo Pharmaceuticals, Inc. (“Bionovo Pharmaceuticals”), and has served as its Chairman, President, Chief Executive Officer, and Chief Scientific Officer and as a director since February 2002. He became Bionovo, Inc.’s Chairman, Chief Executive Officer and Chief Scientific Officer and a Director in April 2005. Mr. Cohen has been a Guest Scientist at the University of California, San Francisco (UCSF) Cancer Research Center and UCSF Center for Reproductive Endocrinology since 1996. Mr. Cohen was in private practice at The American Acupuncture Center, located in Berkeley, California from 1989-2005.

Mary Tagliaferri, M.D., L.Ac., 43, is a co-founder of Bionovo Pharmaceuticals, and has served as its Chief Regulatory Officer, Chief Medical Officer, Secretary and Treasurer and as a director since February 2002. She became Vice President, Chief Medical Officer, Chief Regulatory Officer, Secretary and Treasurer of Bionovo, Inc. in April 2005, and a director effective in May 2005. She became President of Bionovo, Inc. in addition to continuing her functions as the Company’s Chief Medical Officer, Secretary, Treasurer and Director in May 2007. In addition to her services to and work for us, Dr. Tagliaferri has been conducting translational research with the University of California, San Francisco since 1996.

Thomas C. Chesterman, M.B.A., 49, has served as our Senior Vice President, Chief Financial Officer and Assistant Secretary since July 2007. From January 2002 to June 2007, Mr. Chesterman was Sr. Vice President and Chief Financial Officer at Aradigm, Corporation, a drug development company. From March 1996 to December 2001, Mr. Chesterman was Vice President and Chief Financial Officer at Bio-Rad Laboratories, Inc., a life-science research products and clinical diagnostics company. From 1993 to 1996, Mr. Chesterman was Vice President of Strategy and Chief Financial Officer of Europolitan AB, a telecommunications company.

John D. Baxter, M.D., 68, has been a director since April 14, 2008. Dr. Baxter is currently Senior Member and Co-Director of the Center for Diabetes Research at The Methodist Hospital Research Institute, and Head of endocrinology at The Methodist Hospital. He was associated with the University of California, San Francisco (or “UCSF”) from 1970-2008 where he was a Professor of Medicine from 1979-2008, Chief of the Endocrinology, Parnassus Campus from 1980 to 1997, and Director of UCSF’s Metabolic Research Unit from 1981 to 1999. Dr. Baxter was President of The Endocrine Society from June 2002 to June 2003. He was a founder and served as a director of California Biotechnology, Inc. (now Scios, Inc., a division of Johnson & Johnson) from 1982 until 1992 and was a founder and Director of Karo Bio A.B., a Swedish biotechnology company and SciClone Pharmaceuticals. Dr. Baxter has also been elected to the National Academy of Sciences and the Institute of Medicine of the National Academy of Sciences, and he received the Outstanding Investigator Award from the Howard Hughes Medical Institute.

George Butler, Ph.D., 61, has been a director since March 11, 2008. Currently, Dr. Butler serves as the Chairman and President of SingEval (Singapore) Pte. Ltd., based in Singapore and the US. Dr. Butler was formerly the vice president, Customer Relationships, Global Development of AstraZeneca, plc. Prior to this, he was vice president, head of regulatory affairs. Prior to his time at AstraZeneca, Dr. Butler was vice president and head of regulatory affairs with Novartis AG. Dr. Butler has over 30 years of healthcare research and business experience, primarily in a development environment in multiple biopharmaceutical companies and has also been active for many years in advancing Asian-Western development/regulatory single programs.

Louis Drapeau, CPA, MBA, 65, has been a director since March 14, 2008. Currently, Mr. Drapeau serves as the Chief Executive Officer of InSite Vision since November 2008 and as its Chief Financial Officer since October 1, 2007. Prior to InSite Vision, he served as Chief Financial Officer, Senior Vice President, Finance, at Nektar Therapeutics, a biopharmaceutical company headquartered in San Carlos, California from January 2006 to August 2007. Prior to Nektar, Mr. Drapeau served as Acting Chief Executive Officer from August 2004 to May 2005 and as Senior Vice President and Chief Financial Officer from August 2002 to August 2005 for BioMarin Pharmaceutical Inc. Previously, Mr. Drapeau spent more than 30 years at Arthur Andersen. Mr. Drapeau also serves on the boards of Intermune, Inc., and Bio-Rad Laboratories.

David Naveh, Ph.D., MBA, 57, has been a director of Bionovo Pharmaceuticals since August 2003. He became a director of the Company in May 2005. In 2007, Dr. Naveh retired from Bayer Corporation, where he had worked since 1992, and served as Chief Technological Officer of Bayer Biological Products, Worldwide.

Michael Vanderhoof, 49, has been a director since June 2005. Mr. Vanderhoof is Chairman of Cambria Asset Management, LLC, which owns Cambria Capital, LLC, a NASD registered broker dealer with offices in Los Angeles and Salt Lake City. Mr. Vanderhoof is also a co-manager of Cambria Investment Fund LP. Mr. Vanderhoof has over 20 years of experience in the capital markets. Mr. Vanderhoof is also a director of Auxilio, Inc.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the 1934 Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, except that Dr. George Butler filed one late report relating to the grant of stock options and Mr. Louis Drapeau filed two late reports each relating to the grant of stock options.

Corporate Governance

Code of Ethics

We have adopted a code of ethics that applies to all of our employees, including our principal executive officer, our principal financial officer and our principal accounting officer. This code of ethics, which is part of our Code of Business Conduct and Ethics that applies to all of our employees, is posted on our website and can be accessed from the following link: http://www.bionovo.com. We will also provide to any person without charge, upon written request to Bionovo, a copy of this code of ethics. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

Nominations to the Board of Directors

There have been no material changes to the procedures by which security holders may recommend nominees to our Board.

Audit Committee

The Company has a separately-designated standing audit committee (the “Audit Committee”) established in accordance with section 3(a)(58)(A) of the Exchange Act. The Audit Committee is presently composed of Louis Drapeau, who serves as chairperson, John Baxter, and Dr. Naveh. No member of the Audit Committee is an employee or officer of the Company. The functions of the Audit Committee include, among other things, reviewing the Company’s annual and quarterly financial statements, reviewing the results of each audit and quarterly review by the Company’s independent public accountants, reviewing the Company’s internal audit activities and discussing the adequacy of the Company’s accounting and control systems. The Audit Committee met four times during the fiscal year ended December 31, 2008.

The Audit Committee Charter provides that the Audit Committee will consist of no fewer than three members, each of whom is independent under NASDAQ rules. Louis Drapeau, John Baxter, and Dr. Naveh are “independent” directors, as defined in the Securities Exchange Act of 1934 as well as under the rules and regulations of the American Stock Exchange or the NASDAQ Stock Market, to the extent any of the Company’s securities are traded or quoted thereon. Louis Drapeau is qualified to be an “audit committee financial expert,” as that term is defined by Regulation S-K of the Securities Exchange Act of 1934.

Executive Compensation

2008 Executive Compensation Summary

The following table sets forth information regarding compensation earned in the fiscal years ended December 31, 2008, 2007 and 2006 by our Chairman and CEO, our President and Chief Medical Officer, and our Chief Financial Officer (these individuals are collectively referred to as our “named executive officers”):

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Comp(4) ($)	All Other Compensation ($)	Total ($)
Isaac Cohen(2) Chairman and Chief Executive Officer	2008	373,154	—	—	—	—	22,496	395,650
	2007	295,000	—	—	—	100,000	22,536	417,536
	2006	194,423				65,000	14,757	274,180

Mary Tagliaferri(3) President and Chief Medical Officer	2008	373,154	—	—	—	—	22,643	395,797
	2007	295,000	—	—	—	100,000	22,943	417,943
	2006	194,423				65,000	14,757	274,180

Thomas Chesterman(5) Senior Vice President and Chief Financial Officer	2008	319,898	—	—	—	—	20,383	340,281
	2007	140,769	—	—	187,277	75,000	2,116	405,162
	2006	—	—	—	—	—	—	—

(1)

The method of and assumptions used to calculate the value of the options granted to our named executive officers is discussed under Note 6 of the Notes to the Financial Statements included in Bionovo’s Annual Report on Form 10-K for fiscal 2008 filed with the SEC on March 13, 2009.

(2)	Salary was increased to $375,000 effective January 1, 2008.

(3)	Salary was increased to $375,000 effective January 1, 2008.

(4)	There were no cash bonuses awarded to the Named Executive Officers for the year ended December 31, 2008.

(5)	Thomas Chesterman commenced his employment with us on July 11, 2007. Salary was increased to $320,000 effective January 1, 2008.

All Other Compensation in the summary compensation table above includes the following components:

Name	Year	Car Allowance ($)	Health Care Contributions ($)	Life Insurance Premium ($)	Total ($)
Isaac Cohen	2008	11,950	9,282	1,264	22,496
	2007	15,440	6,798	298	22,536
	2006	8,709	6,048	—	14,757

Mary Tagliaferri	2008	11,950	9,282	1,411	22,643
	2007	15,937	6,798	208	22,943
	2006	8,709	6,048	—	14,757

Thomas Chesterman	2008	—	10,850	9,533	20,383
	2007	—	—	2,116	2,116
	2006	—	—	—	—

Potential Payments Upon Termination or Change in Control

The following table and summary set forth potential payments payable to our current executive officers upon termination of employment or a change in control. The Board may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our executive officers assuming their employment was terminated on December 31, 2009:

Name	Benefit	Termination Without Cause Prior to a Change in Control ($)	Termination Without Cause or Constructive Termination Following a Change in Control ($)
Isaac Cohen	Salary	375,000	375,000
	Bonus	150,000	150,000
	Benefits continuation	—	12,000
	Total value:	525,000	537,000

Mary Tagliaferri	Salary	375,000	375,000
	Bonus	150,000	150,000
	Benefits continuation	—	12,000
	Total value:	525,000	537,000

Thomas Chesterman	Salary	320,000	160,000
	Bonus	128,000	64,000
	Benefits continuation	—	—
	Total value:	448,000	224,000

Employment and Separation Agreements

Isaac Cohen, the Company’s Chief Executive Officer, has an employment agreement with Bionovo that provides for an annual salary of $375,000, subject to annual review and potential increase by the Board of Directors. Mr. Cohen is eligible to receive annual bonuses in cash or stock options as awarded by the Board of Directors in its discretion. Mr. Cohen also is entitled to an automobile allowance of up to $750 per month plus certain related expenses and we have agreed to indemnify him in his capacity as an officer or director. Mr. Cohen will receive a severance payment equal to his target bonus for the year, prorated for the number of months during the calendar year that he was employed. The agreement is effective as of January 1, 2008 and will terminate no later than July 1, 2010.

Mary Tagliaferri, the Company’s Chief Regulatory Officer, has an employment agreement with Bionovo that provides for an annual salary of $375,000, subject to annual review and potential increase by the Board of Directors. Dr. Tagliaferri is eligible to receive annual bonuses in cash or stock options as awarded by the Board of Directors in its discretion. Dr. Tagliaferri also is entitled to an automobile allowance of up to $750 per month plus certain related expenses and we have agreed to indemnify her in her capacity as an officer or director. Dr. Tagliaferri will receive a severance payment equal to her target bonus for the year, prorated for the number of months during the calendar year that she was employed. The agreement is effective as of January 1, 2008 and will terminate no later than July 1, 2010.

Grants of Plan-Based Awards

There were no plan-based awards granted to the Named Executive Officers during the fiscal year ended December 31, 2008. The option awards and unvested portion of the stock awards identified in the table below are also reported in the Outstanding Equity Awards Table at December 31, 2008 on the following page.

Name	Grant Date	Approval Date	Estimated Future Payments Under Non-Equity incentive Plan Awards(1) Target (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options(2) (#)	Exercise or Base Price of Option Awards(3) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4) ($)
Isaac Cohen	N/A	N/A	—	—	—	—	—
Mary Tagliaferri	N/A	N/A	—	—	—	—	—
Thomas Chesterman	7/11/2007	7/11/2007	—	—	800,000	2.98	1,443,763
	11/01/2007	11/01/2007	—	—	200,000	2.34	283,423

(1)	There were no cash bonuses awarded to the Named Executive Officers for the year ended December 31, 2008.

(2)

This column shows the number of shares based on the option grant on July 11, 2007 and November 1, 2007, respectively, to the Named Executive Officer which vests ratably over a four year period with one-fourth vesting on the anniversary of the hire date through July 2012.

(3)

This column shows the exercise price for the stock options granted to the Named Executive Officers, which was the closing price of Bionovo stock on the date the Compensation and Nominations Committee approved and granted such options.

(4)

This column shows the full grant date fair value of stock options granted to the Named Executive Officers in 2007. The full grant date fair value is the amount that the company would expense in its financial statements over the award’s vesting schedule.

Outstanding Equity Awards

The following table shows all outstanding equity awards held by the Named Executive Officers as of December 31, 2008:

Name	Number of Securities Underlying Unexercised Options(1)		Option Exercise Price ($)	Option Expiration Date
	(#) Exercisable	(#) Unexercisable
Isaac Cohen(2)	—	—	—	—
Mary Tagliaferri(2)	—	—	—	—
Thomas Chesterman	200,000	600,000	2.98	7/11/2012
	50,000	150,000	2.34	11/01/2012

(1)	Options granted upon hire vest ratably over a four year period with 1/4 vesting on the anniversary of the hire date.

(2)

Isaac Cohen, our Chairman and Chief Executive Officer, and Mary Tagliaferri, our President and Chief Medical Officer, do not currently participate in the stock incentive plan pursuant to the terms of their employment and separation agreements.

Options Exercised

There were no options exercised by the Named Executive Officers during the fiscal year ended December 31, 2008.

Compensation Discussion And Analysis

The policies of the Compensation Committee, or the Committee, with respect to the compensation of executive officers, including the Chief Executive Officer, or CEO, are designed to provide compensation sufficient to attract, motivate and retain executives of outstanding ability and potential and to establish an appropriate relationship between executive compensation and the creation of stockholder value. To meet these goals, the Committee recommends executive compensation packages to our board of directors that are based on a mix of salary, bonus and equity awards.

Our Compensation Committee operates pursuant to a charter that further outlines the specific authority, duties and responsibilities of our Compensation Committee. The charter is periodically reviewed and revised by our Compensation Committee and our Board of Directors and is available on our website at: http://www.bionovo.com under the heading “Investors—Corporate Governance” however, information found on our website is not incorporated by reference into this Annual Report on Form 10-K.

Executive Compensation Philosophy And Objectives

The Compensation Committee’s goals with respect to executive officers are to provide compensation sufficient to attract, motivate and retain executives of outstanding ability, performance, and potential, and to establish and maintain an appropriate relationship between executive compensation and the creation of stockholder value. The Compensation Committee believes that the most effective compensation program is one that provides competitive base pay, rewards the achievement of established annual and long-term goals and objectives, and provides an incentive for retention.

Overall, we seek to provide total compensation packages that are competitive in terms of total potential value to our executives, and that are tailored to the unique characteristics of our company in order to create an executive compensation program that will adequately reward our executives for their roles in creating value for our stockholders. We intend to be competitive with other similarly situated companies in our industry.

Benchmarking Of Cash And Equity Compensation

The Committee believes it is important when making its compensation-related decisions to be informed as to current practices of similarly situated publicly held companies in the life sciences industry. Although the Committee has not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, our executives’ compensation packages have more recently reflected an increased focus on performance and equity-based compensation, as we believe it is important to maintain a strong link between executive incentives and the creation of stockholder value. We believe that performance and equity-based compensation are the most important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives.

The Committee has also historically taken into account input from other sources, including input from other independent members of the board of directors and publicly available data relating to the compensation practices and policies of other companies within and outside of our industry. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this information is an important part of our compensation-related decision-making process.

The Committee intends to retain the services of third-party executive compensation specialists from time to time, as the Committee sees fit, in connection with the establishment of cash and equity compensation and related policies.

Executive Compensation Components

Base Salary. Base salary is the primary fixed compensation element in the executive pay program. Our Compensation Committee believes that increases to base salary should reflect the job responsibilities, the individual’s performance for the preceding year and his or her pay level relative to similar positions at companies in our peer group as well as internal equity with respect to the rest of the executive team. We believe that maintaining base salary amounts at or near the industry median minimizes competitive disadvantage while avoiding paying amounts in excess of what we believe to be necessary to motivate executives to meet corporate goals. Base salaries are generally reviewed annually, and the Committee and board will seek to adjust base salary amounts to realign such salaries with median market levels after taking into account individual responsibilities, performance and experience. These guidelines are used throughout our company for employees at all grade levels. Executive officer base salary increases are effective on January 1 of each year, which is the same effective date for the rest of our employees.

Annual Incentive Bonus Program. In addition to base salaries, we believe that performance-based cash bonuses play an important role in providing incentives to our executives to achieve defined annual corporate goals. Our annual incentive bonus program is an “at-risk” compensation arrangement designed to reward our executive officers (as well as all our employees) for the achievement of key financial and operational goals that we believe will provide the foundation for creating longer-term stockholder value. Payment of bonuses to our executive officers is subject to the achievement of a minimum performance threshold tied to our corporate goals established by the Board of Directors.

At the end of each year, the Board, upon the recommendation of the Committee, determines the level of achievement for each corporate goal. Final determinations as to bonus levels are then based on the achievement of these corporate goals, which are the same for all executives, as well as our assessment as to the overall success of our company and the development of our business. Actual bonuses are paid to the executives at the end of each fiscal year and may be above or below target bonus levels, at the discretion of the board. Bonus payments under our annual bonus plan are contingent on continued employment with the company at the end of the year.

Equity Compensation. We believe that providing a significant portion of our executives’ total compensation package in stock options and other equity awards aligns the incentives of our executives with the interests of our stockholders and with our long-term success. The Committee and board develop their equity award determinations based on their judgments as to whether the complete compensation packages provided to our executives, including prior equity awards, are sufficient to retain, motivate and adequately award the executives. This judgment is based in part on information provided by benchmarking studies.

We grant equity awards through our Equity Incentive Plan, which was adopted by our board and stockholders to permit the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares and other stock-based awards to our officers, directors, scientific advisory board members, employees and consultants. All of our employees, directors, scientific advisory board members and consultants are eligible to participate in the Equity Incentive Plan.

Based on 2008 results, the Committee recommended to the Board that no salary increases, incentive bonuses or equity awards be granted to our executives.

Equity Grant Practices. Equity grants made to our executive officers, including the Chief Executive Officer, are approved by the full Board of Directors upon the recommendation of the committee. We grant options at exercise prices equal to or above the closing price of our common stock on the NASDAQ Capital Market on the date of grant. In addition, we do not coordinate grants of options so that they are made before an announcement of favorable information, or after an announcement of unfavorable information. We do not reprice options. Likewise, if our stock price declines after the grant date, we do not replace options.

Benefits and Perquisites. Beginning in fiscal year 2005 all executive officers are eligible to receive health care coverage that is generally available to other Bionovo employees. For the fiscal year ended December 31, 2008, we contributed $29,414.

Bionovo maintains a tax-qualified 401(k) Plan, which provides for broad-based employee participation. Under the 401(k) Plan, all Bionovo employees were eligible to contribute up to $15,500 of their compensation in 2008 subject to certain Internal Revenue Service and plan restrictions. Bionovo does not provide defined benefit pension plans or defined contribution retirement plans to its executives or other employees other than the 401(k) Plan.

We offer our Chairman and CEO, our President and Chief Medical Officer, and our Chief Financial Officer personal life insurance policies of up to $1.0 million paid for by the Company.

We also offer a number of other benefits to the executive officers pursuant to benefit programs that provide for broad-based employee participation. These benefits programs include medical, dental and vision insurance, long-term and short-term disability insurance, life and accidental death and dismemberment insurance, health and dependent care flexible spending accounts, wellness programs, educational assistance, employee assistance and certain other benefits.

The 401(k) Plan and other generally available benefit programs allow us to remain competitive for employee talent, and we believe that the availability of the benefit programs generally enhances employee productivity and loyalty to Bionovo. The main objectives of Bionovo’s benefits programs are to give our employees access to quality healthcare, financial protection from unforeseen events, assistance in achieving financial retirement goals, enhanced health and productivity and to provide support for global workforce mobility, in full compliance with applicable legal requirements. These generally available benefits typically do not specifically factor into decisions regarding an individual executive’s total compensation or equity award package.

On an annual basis, we benchmark our overall benefits programs against our peers using biotechnology industry data. We also analyze changes to our benefits programs in light of the overall objectives of the program, including the effectiveness of the retention and incentive features of such programs. It is generally our policy not to extend significant perquisites to our executives that are not available to our employees generally. We have no current plans to make changes to levels of benefits and perquisites provided to executives.

Nonqualified Deferred Compensation. The Company does not have a Deferred Compensation Plan.

Tax Considerations. We believe it is in our best interest, to the extent practical, to have executive officer compensation be fully deductible under Section 162(m). Section 162(m) of the Code generally provides that a publicly-held company may not deduct compensation paid to certain of its top executive officers to the extent that such compensation exceeds $1 million per officer in a calendar year. Compensation that is “performance-based compensation” within the meaning of the Code does not count toward the $1 million deduction limit.

We have taken steps to structure payments to executive officers under the corporate bonus and equity compensation programs to meet the Section 162(m) requirements. Our Compensation Committee nevertheless retains the discretion to provide compensation that potentially may not be fully deductible to reward performance and/or enhance retention.

Non-Employee Director Compensation

For the year ended December 31, 2008, each of our non-employee directors received an annual retainer of $24,000, except for Dr. Baxter who joined the Board on April 14, 2008 and received a pro-rata retainer. Brooks Corbin, Mimi Hancock, and Richard Juelis did not stand for re-election in 2008 and accordingly were paid a pro rata retainer based on time served. Total compensation paid to non-employee directors in 2008 was $171,250. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in connection with attendance at Board meetings in accordance with our policy.

During 2008, we granted options to purchase an aggregate of 125,000 shares of common stock to our non-employee directors pursuant to the 2005 Equity Incentive Plan at a weighted average exercise price per share of $1.20. As of March 31, 2009, no options had been exercised under the Equity Incentive Plan.

The following table sets forth a summary of the compensation we paid to our non-employee directors who served during the fiscal year

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Total ($)
John Baxter(2)	18,000	23,608	41,608
George Butler(3)	24,000	23,430	47,430
Brooks Corbin(4)	19,500	2,977	22,477
Louis Drapeau(5)	31,500	23,430	54,930
Mimi Hancock(6)	14,500	1,731	16,231
Richard Juelis(7)	12,000	(5,362)	6,638
David Naveh(8)	27,750	25,574	53,324
Michael Vanderhoof(9)	24,000	34,057	58,057

(1)

Amounts shown do not reflect compensation actually received by the directors. Instead, the amounts shown are the compensation costs recognized by Bionovo in fiscal 2008 for option awards as determined pursuant to Statement of Financial Accounting Standards No. 123(R), or FAS 123(R). The assumptions used to calculate the value of option awards are set forth under Note 6 of the Notes to the Financial Statements included in Bionovo’s Annual Report on Form 10-K for the fiscal year ended 2008 filed with the SEC on March 13, 2009.

(2)

Reflects the compensation costs recognized by Bionovo in fiscal 2008 for stock option grants with the following fair values as of the grant date: (a) $17,827 for a stock option grant to purchase 25,000 shares of common stock made on April 14, 2008 at an exercise price of $1.30 per share; and (b) $5,781 for a stock option grant to purchase 10,000 shares of common stock made on June 17, 2008 at an exercise price of $1.04 per share.

(3)

Reflects the compensation costs recognized by Bionovo in fiscal 2008 for stock option grants with the following fair values as of the grant date: (a) $17,649 for a stock option grant to purchase 25,000 shares of common stock made on April 14, 2008 at an exercise price of $1.30 per share; and (b) $5,781 for a stock option grant to purchase 10,000 shares of common stock made on June 17, 2008 at an exercise price of $1.04 per share.

(4)

Reflects the compensation costs recognized by Bionovo in fiscal 2008 for stock option grants with the following fair values as of the grant date: (a) $20,551 for a stock option grant to purchase 25,000 shares of common stock made on July 3, 2006 at an exercise price of $1.60 per share; and (b) $76,189 for a stock option grant to purchase 22,500 shares of common stock made on April 2, 2007 at an exercise price of $5.75 per share. Compensation costs recognized in 2008 were partially offset by the reversal of expense recognized for forfeited shares.

(5)

Reflects the compensation costs recognized by Bionovo in fiscal 2008 for stock option grants with the following fair values as of the grant date: (a) $17,649 for a stock option grant to purchase 25,000 shares of common stock made on April 14, 2008 at an exercise price of $1.30 per share; and (b) $5,781 for a stock option grant to purchase 10,000 shares of common stock made on June 17, 2008 at an exercise price of $1.04 per share.

(6)

Reflects the compensation costs recognized by Bionovo in fiscal 2008 for stock option grants with the following fair values as of the grant date: (a) $84,654 for a stock option grant to purchase 25,000 shares of common stock made on April 2, 2007 at an exercise price of $5.75 per share; and (b) $45,118 for a stock option grant to purchase 25,000 shares of common stock made on July 11, 2007 at an exercise price of $2.98 per share. Compensation costs recognized in 2008 were partially offset by the reversal of expense recognized for forfeited shares.

(7)

Reflects the compensation costs recognized by Bionovo in fiscal 2008 for stock option grants with the following fair values as of the grant date: (a) $45,118 for a stock option grant to purchase 25,000 shares of common stock made on July 11, 2007 at an exercise price of $2.98 per share. Compensation costs recognized by Bionovo in 2008 were offset by the reversal of expense recognized for forfeited shares.

(8)

Reflects the compensation costs recognized by Bionovo in fiscal 2008 for stock option grants with the following fair values as of the grant date: (a) $59,258 for a stock option grant to purchase 17,500 shares of common stock made on April 2, 2007 at an exercise price of $5.75 per share; and (b) $5,781 for a stock option grant to purchase 10,000 shares of common stock made on June 17, 2008 at an exercise price of $1.04 per share.

(9)

Reflects the compensation costs recognized by Bionovo in fiscal 2008 for stock option grants with the following fair values as of the grant date: (a) $84,654 for a stock option grant to purchase 25,000 shares of common stock made on April 2, 2007 at an exercise price of $5.75 per share; and (b) $5,781 for a stock option grant to purchase 10,000 shares of common stock made on June 17, 2008 at an exercise price of $1.04 per share.

In 2009, the non-employee directors will receive an annual cash retainer of $24,000. Board members also receive additional retainers for serving as chairpersons on board committees. The additional retainer for the Chair of the Audit Committee will be $2,500 per meeting attended subject to a maximum of $10,000 and the additional retainer for the Chair of the Compensations and Nominations Committee will be $2,500 per meeting attended subject to a maximum of $5,000. Our directors are also entitled to receive reimbursement of reasonable out-of-pocket expenses incurred by them to attend board meetings.

In addition to the cash compensation, each non-employee director will be granted an annual stock option award to purchase 10,000 shares for directors previously elected by the stockholders and each new non-employee director will automatically receive an option to purchase 25,000 shares of our common stock upon election to the board. Subject to board approval, the chair of each Committee is eligible for a discretionary grant of options to purchase 1,500 shares of our common stock for each meeting attended, up to a maximum of 6,000 shares for the Audit Committee and 3,000 shares for the Compensation and Nominations Committee.

Scientific Advisory Board

We have assembled a scientific advisory board that includes several prominent scientific and product development advisors who provide expertise, but are employed elsewhere on a full-time basis, in the areas of women’s health including menopause, breast cancer, cell biology, immunology, hormonal and metabolic disorders, biostatistics and pharmaceutical development. As of February 28, 2009, the board consisted of the following individuals:

Name	Affiliation	Area of Expertise
Len Bjeldanes, Ph.D.	University of California, Berkeley	Molecular Toxicology/Bioactive compound isolation and identification.

Michael J. Campbell, M.D.	University of California, San Francisco	Cell Biology/Immunology

Uwe Christians M.D., Ph.D.	University of Colorado	Pharmacology

Gary L. Firestone, Ph.D.	University of California, Berkeley	Molecular and Cell Biology

Richard Gless, Ph.D.	Arete Therapeutics	Chemical Research Management

Jan-Ake Gustafsson, M.D., Ph.D.	The Methodist Hospital Research Institute	Nuclear Receptors and Cell Signaling

Craig Henderson, M.D.	University of California, San Francisco	Breast Cancer

Willa Hsueh, M.D.	The Methodist Hospital Research Institute	Nuclear Receptor Regulation

Dale Leitman, M.D., Ph.D.	University of California, Berkeley	Estrogen Receptor Biology

Bert W. O’Malley, M.D.	Baylor College of Medicine	Molecular and Cellular Biology, Nuclear Receptor Regulation

Moshe Rosenberg, D.Sc.	University of California, Davis	Microencapsulation properties of proteins, lipids and carbohydrates

Terry Speed, Ph.D.	University of California, Berkeley	Bioinformatics

Debasish Tripathy, M.D.	University of Texas, Southwestern Medical Center	Breast Cancer

Zung Vu Tran, Ph.D., M.D.	University of Colorado	Biostatistics and Bioinformatics

Report Of The Compensation And Nominations Committee

The Compensation and Nominations Committee has reviewed and discussed with management the Compensation Discussion and Analysis (“CD&A”) contained in this Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Based on this review and discussion, the Compensation and Nominations Committee has recommended to the Board of Directors that the CD&A be included in this Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

David Naveh, Chairperson

John Baxter

George Butler

Compensation And Nominations Committee Interlocks And Insider Participation

During the fiscal year ended December 31, 2008, none of our executive officers served as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation and Nominations Committee. In 2008, we signed a manufacturing process consulting contract with Dr. Naveh for $60,000. Dr. Naveh received payments totaling $55,000 in 2008 and a final payment of $5,000 in the first quarter of 2009.

In addition to our scientific advisory board, for certain indications and programs we assemble groups of experts to assist us on issues specific to such indications and programs.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 8, 2009 by the following:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned(2)	Percentage of Common Stock Beneficially Owned
Officers and Directors:
Isaac Cohen	9,643,094	12.6%
Mary Tagliaferri	9,606,094	12.6%
Michael Vanderhoof(2)	1,178,935	1.5%
David Naveh(3)	820,167	1.1%
Thomas Chesterman(4)	500,000	*
Louis Drapeau(5)	75,000	*
John Baxter(6)	35,000	*
George Butler(7)	35,000	*
All executive officers and directors as a group (8 persons)(8)	21,893,290	28.7%

*	Less than 1%.

(1)

This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 76,363,101 shares of common stock outstanding on September 8, 2009, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address of each person on this table is c/o Bionovo, Inc., 5858 Horton Street, Suite 400, Emeryville, CA 94608.

(2)	Includes 434,225 shares subject to stock warrant agreements and 69,167 shares subject to stock option agreements exercisable within 60 days

(3)	Includes 820,167 shares subject to stock option agreements exercisable within 60 days.

(4)	Includes 500,000 shares subject to stock option agreements exercisable within 60 days.

(5)	Includes 35,000 shares subject to stock option agreements exercisable within 60 days.

(6)	Includes 35,000 shares subject to stock option agreements exercisable within 60 days.

(7)	Includes 35,000 shares subject to stock option agreements exercisable within 60 days.

(8)	Includes 434,225 shares subject to stock warrant agreements and 1,494,334 shares subject to stock option agreements exercisable within 60 days.

Securities Authorized For Issuance Under Equity Compensation

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2008. No equity compensation plans that were in effect as of December 31, 2008 were adopted without the approval of our security holders.

Plan Category	Common Stock to be Issued Upon Exercise of Outstanding Options, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, and Rights (b)	Common Stock Available for Issuance Under Equity Compensation Plan (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	5,214,588	$1.89	3,885,534
Equity compensation plans not approved by security holders	—	—	—

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Michael D. Vanderhoof, one of our directors, is the Chairman of Cambria Asset Management, LLC, a financial consulting firm. In connection with our reverse merger transaction, the April and May 2005 private placements, and the January 2007 private placement, Cambria Asset Management provided certain financial advisory and consulting services to us. As a result, Cambria Asset Management was issued five year warrants to purchase 1,082,000 shares of our common stock at an exercise price of $0.50 per share and warrants to purchase 536,901 shares of our common stock at an exercise price of $1.50 per share. In addition, we made cash payments to Cambria Asset Management in the amounts of $920,402.40 and $5,534.39 for placement agent commissions and expense reimbursement, respectively. We have been advised that Cambria Asset Management has agreed in principle with its officers and owners to assign the foregoing warrants to such persons, with Mr. Vanderhoof to receive warrants to purchase 300,000 shares of common stock at an exercise price of $0.50 per share, and warrants to purchase 134,225 shares of our common stock at an exercise price of $1.50 per share.

Dr. Naveh previously received a stock option to purchase 816,000 shares of common stock of Bionovo Biopharmaceuticals which was assumed by us in our reverse merger transaction. The stock option now represents the option to purchase the same number of shares of our common stock. Prior to June 28, 2005, Dr. Naveh was paid $2,000 per month for his services on the board of directors which arrangement has been supplanted by the stock option awards discussed above. In 2008, we signed a manufacturing process consulting contract with Dr. Naveh for $60,000. Dr. Naveh received payments totaling $55,000 in 2008 and a final payment of $5,000 in the first quarter of 2009.

Related-Person Transactions Policy and Procedures

It is our practice and policy to comply with all applicable laws, rules and regulations regarding related-person transactions, including the Sarbanes-Oxley Act of 2002. A related-person is any executive officer, director, or more than 5% stockholder of our company, including any of their immediate family members, and any entity owned or controlled by such persons. Under its charter, our Audit Committee is charged with reviewing and approving all related-person transactions, as required by the NASDAQ rules, and in addition approves any direct or indirect personal loans from our company to non-executive employees. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

DESCRIPTION OF SECURITIES

General Matters

Our authorized capital stock consists of 200,000,000 shares, of which 190,000,000 shares are designated common stock and 10,000,000 shares are designated preferred stock. As of September 8, 2009, there were issued and outstanding 76,363,101 shares of common stock, held by approximately 203 record holders. No shares of preferred stock currently are outstanding.

The following summary of the material provisions of our common stock, certificate of incorporation and bylaws is qualified by reference to the provisions of our certificate of incorporation and bylaws.

Common Stock

Holders of shares of our common stock are entitled to dividends as and when declared by our board of directors from funds legally available therefore, and upon our liquidation, dissolution or winding-up are entitled to share ratably in all assets remaining after payment of liabilities. We have not paid any dividends and do not anticipate paying any dividends on our common stock in the foreseeable future. It is our present policy to retain earnings, if any, for use in the development of our business. The holders of shares of our common stock do not have preemptive rights, are entitled to one vote for each share of common stock held of record by them, and do not have the right to cumulate their votes for election of directors.

Warrants

As of September 9, 2009, warrants for the issuance of 10,244,184 shares of our common stock were outstanding, all of which are exercisable at a weighted average exercise price of $2.63 per share, all of which are exercisable through various dates expiring between April 2010 and October 2012.

The descriptions of the warrants are only a summary and are qualified in their entirety by the provisions of the forms of the warrant, which are attached or referenced to the registration statement of which this prospectus forms a part.

Unit Warrants

In connection with this offering, we will issue warrants to purchase up to 28,000,000 shares of common stock. Each warrant entitles the holder to purchase at any time for a period commencing six months after the date of the closing and continuing for five years following the closing date of the offering, one share of common stock at an exercise price of $             per share. After the expiration of the exercise period, unit warrant holders will have no further rights to exercise such unit warrants.

The unit warrants may be exercised only for full shares of common stock, and may be exercised on a “cashless” basis. If the registration statement covering the shares issuable upon exercise of the warrants contained in the units is no longer effective, the unit warrants may only be exercised on a “cashless” basis and will be issued with restrictive legends unless such shares are eligible for sale under Rule 144. We will not issue fractional shares of common stock or cash in lieu of fractional shares of common stock. Unit warrant holders do not have any voting or other rights as a stockholder of our company. The exercise price and the number of shares of common stock purchasable upon the exercise of each unit warrant are subject to adjustment upon the happening of certain events, such as stock dividends, distributions, and splits.

Certain institutional investors are prohibited, pursuant to their investment charter or other governing documents, from acquiring warrants. Accordingly, we and the placement agent may, upon request of any such investor in this offering, sell units to such investors that exclude the warrants, provided that the sale of units that exclude such warrants will be at a price per unit equal to $            .

Market Information

Our common stock is quoted on The NASDAQ Capital Market under the trading symbol BNVI. The high and low bid prices for our common stock at the close of business on September 28, 2009, as reported by The NASDAQ Capital Market, were $0.79 and $0.70 per share, respectively.

Transfer Agent

The transfer agent and registrar for our common stock is Colonial Stock Transfer, 66 Exchange Place, Salt Lake City, Utah 84111.

PLAN OF DISTRIBUTION

We are offering up to 2,800,000 units, each consisting of ten shares of common stock and ten warrants to purchase shares of common stock for $             per unit. Pursuant to an engagement letter agreement, we engaged Dawson James Securities, Inc. as our placement agent for this offering. Dawson James is not purchasing or selling any units, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of units, other than to use their “best efforts” to arrange for the sale of units by us. Therefore, we may not sell the entire amount of units being offered.

Upon the closing of the offering, we will pay the placement agent a cash transaction fee equal to 6% of the gross proceeds to us from the sale of the units in the offering. At the closing of the sale of any units contained in the over allotment option, we will pay the placement agent a cash transaction fee equal to 6% of the gross proceeds to us from any such closing. We are not obligated to pay the placement agent a fee upon exercise of the warrants included in the units.

Upon the closing of the offering, we will also pay the placement agent a non-accountable expense allowance of 1.5% of the gross proceeds to us from the sale of units in the offering, excluding for this calculation the proceeds from the sale of any units upon the exercise of the over allotment option.

Certain institutional investors are prohibited, pursuant to their investment charter or other governing documents, from acquiring warrants. Accordingly, we and the placement agent may, upon request of any such investor in this offering, sell units to such investors that exclude the warrants, provided that the sale of units that exclude such warrants will be at a price per unit equal to $_____.

In addition, we agreed to grant a five-year (from the date of closing of the offering) compensation warrant to the placement agent to purchase a number of shares of our common stock equal to 5% of the number of shares of common stock contained in the units sold by us in the offering, but excluding any units sold upon exercise of the over allotment option and the shares that may be issued upon exercise of the warrants included in the offering. The compensation warrants will have an exercise price equal to 125% of the price of the units sold in the offering divided by ten (the exercise price of the compensation warrants is derived by dividing the price of the units by ten because there are ten shares of common stock in each unit) and will be substantially on the same terms as the warrants included in the offering, except that the compensation warrants will comply with FINRA Rule 5110(g)(1) in that for a period of six months after the issuance date of the compensation warrants (which shall not be earlier than the closing date of the offering pursuant to which the compensation warrants are being issued), neither the compensation warrants nor any warrant shares issued upon exercise of the compensation warrants shall be (A) sold, transferred, assigned, pledged, or hypothecated, or (B) the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the compensation warrants are being issued, except the transfer of any security as permitted by the FINRA rules.

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any commissions received by it and any profit realized on the sale of the securities by them while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent would be required to comply with the requirements of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock and warrants to purchase shares of common stock by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

The placement agent agreement provides that we will indemnify the placement agent against specified liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

Notice to Investors in the United Kingdom

This prospectus is being distributed only to, and is only directed at (i) persons who are outside the United Kingdom; or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (e) of the Order or (iv) persons to whom Article 33 of the Order applies (all such persons being referred to as “relevant persons” and each a “relevant person”). Accordingly, by accepting delivery of this prospectus, the recipient warrants and acknowledges that it is such a relevant person and where Article 33 of the Order applies it acknowledges that it has previously been advised (a) that the protections conferred by the Financial Services and Markets Act 2000 (the “Act”) will not apply to any communication in relation to the securities the subject of this prospectus; and (b) that the protections conferred by or under the Act may not apply to any investment activity that may be engaged in as a result of any such communication. The securities are only available to, and any invitation, offer, or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

This prospectus has not been approved by an authorized person in the United Kingdom. No person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21(1) of the Act) received by it in connection with the issue or sale of the securities other than in circumstances in which section 21(1) of the Act does not apply to us.

European Economic Area

In particular this document does not constitute an approved prospectus in accordance with European Commission’s Regulation on Prospectuses no. 809/2004 and no such prospectus is to be prepared and approved in connection with this offering. Accordingly, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (being the Directive of the European Parliament and of the Council 2003/71/EC and including any relevant implementing measure in each Relevant Member State) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of securities to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to units which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. For these purposes the units are “securities.”

Each of our executive officers and directors reside in and are citizens of the United States.

Abandoned Private Placement

Between June 2009, and September 8, 2009, we were engaged in preliminary discussions with a number of potential investors, both directly and through registered broker-dealers, concerning a possible private placement of an unspecified amount of shares of our common stock or other equity securities. We and any person acting on our behalf offered securities only to persons that were, or that we reasonably believed to be, accredited investors, as defined in Regulation D under the Securities Act of 1933, as amended. The private placement was intended to be completed in reliance upon Rule 506 of Regulation D. On September 8, 2009, we abandoned the private placement and all offering activity in connection therewith was terminated in order to enable us to pursue this offering. No offers to buy or indications of interest given in the private placement discussions were accepted and none of the securities included in the abandoned private placement will be sold in this offering. This prospectus supersedes any offering materials used in the abandoned private placement.

LEGAL MATTERS

The validity of the securities in this offering will be passed upon for us by Greenberg Traurig, LLP, New York, New York. A shareholder of Greenberg Traurig, LLP beneficially owns 130,000 shares of our common stock, and warrants to purchase 35,000 shares of common stock. McDermott Will & Emery LLP, Menlo Park, California, is acting as counsel for the placement agent in this offering.

EXPERTS

The financial statements included in this prospectus and in the registration statement have been audited by PMB Helin Donovan, LLP., an independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere in this prospectus and in the registration statement. The financial statements are included in reliance upon their report given upon the authority of PMB Helin Donovan, LLP as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the securities offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets at December 31, 2008 and 2007	F-4
Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006, and from February 1, 2002 (date of inception) to December 31, 2008	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006, and from February 1, 2002 (date of inception) to December 31, 2008	F-6
Consolidated Statements of Shareholders’ Equity (Deficit) for the years ended December 31, 2008, 2007 and 2006, and from February 1, 2002 (date of inception) to December 31, 2008	F-7
Notes to Consolidated Financial Statements	F-8

Unaudited Condensed Consolidated Financial Statements:

Condensed Consolidated Balance Sheets at June 30, 2009 and December 31, 2008	F-29
Condensed Consolidated Statements of Operations for the six months ended June 30, 2009 and 2008 and from February 1, 2002 (date of inception) to June 30, 2009	F-30
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2009 and 2008 and from February 1, 2002 (date of inception) to June 30, 2009	F-31
Notes to Condensed Consolidated Financial Statements	F-32

Report of Independent Registered Public Accounting Firm on

Internal Control Over Financial Reporting

The Board of Directors and Stockholders

Bionovo, Inc.

We have audited Bionovo, Inc’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bionovo, Inc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bionovo, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bionovo, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and the period from inception (February 1, 2002) to December 31, 2008 and our report dated March 13, 2009, expressed an unqualified opinion.

/s/ PMB Helin Donovan, LLP

PMB Helin Donovan, LLP San Francisco, California

March 13, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Bionovo, Inc.

We have audited the accompanying consolidated balance sheets of Bionovo, Inc., a development stage company, as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2008, 2007, 2006 and the period from inception (February 1, 2002) to December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bionovo, Inc. as of December 31, 2008 and 2007 and the consolidated results of its operations and its consolidated cash flows for the years ended December 31, 2008, 2007, 2006 and the period from inception (February 1, 2002) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation upon adoption of Financial Accounting Standards No. 123, “Share-Based Payment,” effective January 1, 2006, and adopted FASB Interpretation No. 48 “Accounting for Uncertain Taxes”, effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bionovo Inc’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2009, expressed an unqualified opinion.

/s/ PMB Helin Donovan, LLP

PMB Helin Donovan, LLP San Francisco, California

March 13, 2009

Bionovo, Inc

(A Development Stage Company)

Consolidated Balance Sheets

	December 31,
	2008	2007
ASSETS

Current assets:
Cash and cash equivalents	$3,270,180	$28,472,485
Short-term investments	10,292,495	4,823,938
Receivables	126,038	285,899
Prepaid expenses and other current assets	804,646	405,381
Total current assets	14,493,359	33,987,703
Property and equipment, net	6,937,610	3,900,248
Other assets and patent pending, net	1,073,478	277,220

Total assets	$22,504,447	$38,165,171

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$520,560	$299,677
Accrued clinical and costs of other studies	72,882	298,559
Accrued compensation and benefits	456,214	462,485
Current portion of lease obligation	682,087	706,710
Other current liabilities	596,453	949,200

Total current liabilities	2,328,196	2,716,631
Non-current portion of lease obligation	544,603	526,346

Commitments and contingencies

Shareholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued and outstanding
Common stock, $0.0001 par value, 190,000,000 shares authorized; 76,363,101 and 76,343,101 shares issued and outstanding as of December 31, 2008 and 2007, respectively	7,636	7,634
Additional paid-in capital	59,049,514	57,660,045
Accumulated other comprehensive income	24,236	4,480
Accumulated deficit	(39,449,738)	(22,749,965)

Total shareholders’ equity	19,631,648	34,922,194

Total liabilities and shareholders’ equity	$22,504,447	$38,165,171

The accompanying notes are an integral part of these consolidated financial statements.

Bionovo, Inc

(A Development Stage Company)

Consolidated Statements of Operations

	For the Years Ended December 31,			Accumulated from February 1, 2002 (Date of inception) to December 31, 2008
	2008	2007	2006
Revenues	$232,676	$581,750	$15,000	$892,166

Operating expenses:
Research and development	11,415,669	9,937,743	4,021,149	27,207,874
General and administrative	6,097,426	4,283,567	1,799,166	13,549,193
Merger cost	—	—	—	1,964,065

Total operating expenses	17,513,095	14,221,310	5,820,315	42,721,132

Loss from operations	(17,280,419)	(13,639,560)	(5,805,315)	(41,828,966)
Change in fair value of warrant liability	—	—	—	831,288
Interest income	730,069	849,944	261,515	1,990,486
Interest expense	(128,712)	(86,582)	(47,354)	(365,730)
Other expense	(16,971)	(21,398)	(23,446)	(64,074)

Loss before income tax	(16,696,033)	(12,897,596)	(5,614,600)	(39,436,996)
Income tax provision	(3,740)	(3,402)	(3,200)	(12,742)

Net loss	$(16,699,773)	$(12,900,998)	$(5,617,800)	$(39,449,738)

Basic and diluted net loss per common share	$(0.22)	$(0.20)	$(0.11)	$(0.94)

Shares used in computing basic and diluted net loss per common share	76,353,428	65,762,764	49,923,115	42,100,877

The accompanying notes are an integral part of these consolidated financial statements.

Bionovo, Inc

(A Development Stage Company)

Consolidated Statements of Cash Flow

	For the Years Ended December 31,			Accumulated from February 1, 2002 (Date of inception) to December 31, 2008
	2008	2007	2006
Cash flows from operating activities:
Net loss	$(16,699,773)	$(12,900,998)	$(5,617,800)	$(39,449,738)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,071,090	734,605	262,602	2,097,438
Amortization and accretion of investments	71,834	(5,236)	—	66,598
Non-cash compensation for warrants issued	—	—	—	1,964,065
Stock based compensation expense	1,371,471	1,280,356	599,529	3,281,356
Amortization of note discount	—	—	—	139,084
Amortization of deferred stock compensation	—	—	8,236	16,472
Change in fair value of warrant liability	—	—	—	(831,288)
Changes in operating assets and liabilities:
Receivables	159,861	(284,103)	—	(124,241)
Prepaid and other current assets	(399,265)	(221,852)	(128,602)	(804,914)
Other assets	(470,301)	5,216	—	(465,084)
Accounts payable and accrued expenses	214,612	100,860	437,390	1,078,699
Accrued clinical trial costs	(225,677)	298,558	—	72,881
Deferred revenue	—	(102,500)	(15,000)	—
Other accrued liabilities	(287,128)	830,108	(84,000)	542,980

Net cash used in operating activities	$(15,193,276)	$(10,264,986)	$(4,537,645)	$(32,415,692)

Cash flows from investing activities:
Capital expenditures	(3,204,905)	(1,823,377)	(776,882)	(6,038,244)
Acquisition of intangible assets	(359,232)	(241,730)	(34,969)	(647,195)
Advance to officers	—	—	—	(1,796)
Purchases of available-for-sale investments	(16,060,391)	(4,823,280)	(3,340,363)	(27,611,429)
Proceeds from sales and maturities of investments	10,539,757	493,075	4,716,000	17,278,832

Net cash provided by (used in) investing activities	$(9,084,771)	$(6,395,312)	$563,786	$(17,019,832)

Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net	—	38,179,729	2,305,058	49,733,909
Payments under capital lease obligation	(942,258)	(480,683)	(348,160)	(1,771,102)
Proceeds from exercise of warrants and options	18,000	4,862,298	—	4,880,298
Payments of convertible notes payable	—	—	—	(50,000)
Payments for financing costs for convertible notes	—	—	—	(87,401)

Net cash provided by (used in) financing activities	$(924,258)	$42,561,344	$1,956,898	$52,705,704

Net increase (decrease) in cash and cash equivalents	(25,202,305)	25,901,046	(2,016,961)	3,270,180
Cash and cash equivalents at beginning of period	28,472,485	2,571,439	4,588,400	—

Cash and cash equivalents at end of period	$3,270,180	$28,472,485	$2,571,439	$3,270,180

Supplemental disclosure of cash flow information:
Interest paid	$128,712	$92,046	$31,420	$355,265
Income taxes paid	$3,740	$3,402	$3,200	$11,942
Supplemental disclosure of non-cash investing and financing
Non-cash warrant expense for warrants issued	$—	$—	$—	$1,964,065
Adjustment in warranty liability	$—	$—	$—	$7,030,026
Conversion of notes payable to common stock	$—	$—	$—	$450,000
Assets acquired under capital lease	$870,270	$1,211,148	$593,015	$3,031,032
Stock based compensation	$1,371,471	$1,280,356	$434,529	$3,086,356
Issuance of common stock for services	$—	$—	$165,000	$165,000
Conversion of accrued interest payable	$—	$—	$—	$11,697
Issuance of common stock with reverse merger	$—	$—	$—	$4,000

The accompanying notes are an integral part of these consolidated financial statements.

Bionovo, Inc

(A Development Stage Company)

Consolidated Statements of Shareholders’ Equity

Balance at inception (February 1, 2002)— Adjusted to reflect effect of stock split on June 17, 2004 and March 4, 2004, and reverse merger on April 6, 2005	Common stock		Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit Development Stage	Total Shareholders’ Equity
	Number of Shares	Par Amount
Balances at December 31, 2002	20,400,000	$2,040	$(2,040)	$—	$—	$—	$—
Comprehensive loss:
Net loss	—	—	—	—	—	(55,682)	(55,682)

Balances at December 31, 2003	20,400,000	$2,040	$(2,040)	$—	$—	$(55,682)	$(55,682)
Noncash compensation expense for options issued	—	—	30,000	—			30,000
Net loss	—	—	—	—	—	(537,948)	(537,948)

Balances at December 31, 2004	20,400,000	$2,040	$27,960	$—	$—	$(593,630)	$(563,630)
Issuance of shares for reverse merger	4,000,000	400	(400)	—	—	—	—
Issuance of common stock for funds received by private placement net of financing cost	20,461,000	2,046	9,930,370	—	—	—	9,932,416
Issuance of common stock for conversion on notes payable	1,251,448	125	461,697	—	—	—	461,822
Amortization of deferred stock compensation	—	—	16,472	(8,236)	—	—	8,236
Net loss	—	—	—	—	—	(3,637,537)	(3,637,537)

Balances at December 31, 2005	46,112,448	$4,611	$10,436,099	$(8,236)	$—	$(4,231,167)	$6,201,307
Issuance of common stock for exercise of warrants	5,024,776	503	2,304,555	—	—	—	2,305,058
Issuance of common stock for services	200,000	20	164,980	—	—	—	165,000
Amortization of deferred stock compensation	—	—	—	8,236	—	—	8,236
Stock-based compensation	—	—	434,529	—	—	—	434,529
Net loss	—	—	—	—	—	(5,617,800)	(5,617,800)

Balances at December 31, 2006	51,337,224	$5,134	$13,340,163	$—	$—	$(9,848,967)	$3,496,330
Comprehensive loss:	—
Net loss	—	—	—	—	—	(12,900,998)	(12,900,998)
Change in net unrealized gain on available for sale investments	—	—	—	—	4,480	—	4,480

Total comprehensive loss							(12,896,518)
Issuance of common stock from private placement, net of financing cost	10,521,000	1,052	14,503,477	—	—	—	14,504,529
Issuance of common stock from public financing, net of financing cost	10,000,000	1,000	23,674,200	—	—	—	23,675,200
Issuance of common stock upon exercise of warrants	4,108,210	410	4,536,471	—	—	—	4,536,881
Issuance of common stock upon exercise of stock options	376,667	38	325,378	—	—	—	325,416
Stock-based compensation related to issuance of stock option grants	—	—	1,280,356	—	—	—	1,280,356

Balances at December 31, 2007	76,343,101	$7,634	$57,660,045	$—	$4,480	$(22,749,965)	$34,922,194
Comprehensive loss:	—
Net loss	—	—	—	—	—	(16,699,773)	(16,699,773)
Change in net unrealized gain on available for sale investments	—	—	—	—	19,756	—	19,756

Total comprehensive loss	—	—	—	—	—	—	(16,680,017)
Issuance of common stock upon exercise of warrants	—	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	20,000	2	17,998	—		—	18,000
Stock-based compensation related to issuance of stock option grants	—	—	1,371,471	—	—	—	1,371,471

Balances at December 31, 2008	76,363,101	$7,636	$59,049,514	$—	$24,236	$(39,449,738)	$19,631,648

The accompanying notes are an integral part of these consolidated financial statements.

Bionovo, Inc.

(A Development Stage Company)

Notes to Consolidated Financial Statements

1. Business and Organization

The Company and Its History

Bionovo Biopharmaceuticals, Inc. was incorporated and began operations in the State of California in February 2002 and subsequently reincorporated into the State of Delaware in March 2004. Until June 28, 2005, the name of Bionovo Biopharmaceuticals, Inc. was Bionovo, Inc.

Bionovo, Inc. (“Bionovo”) was incorporated in Nevada on January 29, 1998 under the name Lighten Up Enterprises International, Inc. On April 6, 2005, Bionovo, Inc.,(formerly known as “Lighten Up Enterprises International, Inc.) acquired all the outstanding shares of Bionovo Biopharmaceuticals, Inc. (“BIOPHARMA”), in exchange for 42,112,448 restricted shares of its common stock in a reverse triangular merger (the “Merger”). The acquisition has been accounted for as a reverse merger with BIOPHARMA deemed to be the accounting acquirer. Accordingly, the historical financial statements presented herein are those of BIOPHARMA, as adjusted to give effect to any difference in the par value of the issuer’s and the accounting acquirer’s stock with an offset to capital in excess of par value, and those of Bionovo, Inc., (the legal acquirer, formerly known as “Lighten Up Enterprises International, Inc.) since the Merger. The retained earnings of the accounting acquirer have been carried forward after the acquisition and Bionovo, Inc.’s (the legal acquirer, formerly known as “Lighten Up Enterprises International, Inc.) basis of its assets and liabilities were carried over in the reverse merger. Operations prior to the business combination are those of the accounting acquirer.

2. Summary of Significant Accounting Policies

Development Stage Company

The Company has not generated any significant revenue since inception. The accompanying financial statements have, therefore, been prepared using the accounting formats prescribed by SFAS No. 7 for a development stage enterprise (DSE). Although the Company has recognized some nominal amount of revenue, the Company still believes it is devoting, substantially, all its efforts on developing the business and, therefore, still qualifies as a DSE.

Basis of Consolidation

The consolidated financial statements include the accounts of Bionovo, Inc. and its wholly owned subsidiaries Bionovo Biopharmaceuticals Inc. All significant inter-company balances and transactions have been eliminated.

Liquidity

The Company has sustained recurring losses and negative cash flows from operations. At December 31, 2008, the Company had an accumulated deficit of $39.4 million and working capital of $12.2 million and shareholders’ equity of $19.6 million. Over the past years, the Company’s growth has been funded through a combination of private equity, debt, lease financing and public offering. As of December 31, 2008, the Company had $3.3 million in cash and cash equivalents and $10.3 million in short-term securities, for a total of $13.6 million.

In January 2007, the Company obtained additional financings of $15 million, net of financing cost, through the sale of its common stock and warrants and $24.0 million in a public offering completed in October 2007. The Company believes that, as a result of this, it currently has sufficient cash and financing commitments to meet its funding requirements over the next year.

However, the Company has experienced and continues to experience operating losses and negative cash flows from operations, as well as an ongoing requirement for substantial additional capital investment. The Company expects that it will need to raise substantial additional capital to accomplish its business plan before the end of 2009. The Company is currently pursuing a variety of funding options, including government grants, partnering/co-investment, venture debt, equity offerings and the sale of assets. There can be no assurance as to the availability or terms upon which such financing and capital might be available. If the Company is not successful in its efforts to raise additional funds, we may not be able to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management makes estimates that affect certain accounts including deferred income tax assets, estimated useful lives of property and equipment, accrued expenses, fair value of equity instruments and reserves for any other commitments or contingencies. Any adjustments applied to estimates are recognized in the year in which such adjustments are determined.

Cash, Cash Equivalents and Short-Term Investments

As part of our cash management program, the Company maintains a portfolio of marketable investment securities. The securities are investment grade and generally mature within one year and may include tax exempt securities, and certificates of deposit. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Office and laboratory equipment	3 to 5 years
Computer equipment and software	3 years
Leasehold improvements	Term of lease agreement

The following is a summary of property and equipment, at cost less accumulated depreciation at December 31, 2008 and 2007:

	December 31,
	2008	2007
Office and lab equipment	$5,289,563	$4,250,675
Leasehold improvements	3,440,105	298,267
Computer equipment and software	249,126	354,674

	8,978,794	4,903,616
Less: accumulated depreciation	(2,041,184)	(1,003,368)

Property and equipment, net	$6,937,610	$3,900,248

Property and equipment include gross assets acquired under capital leases of approximately $3.0 million and $2.2 million at December 31, 2008, and December 31, 2007, respectively. Capital leases are included as a component of office and lab equipment. Amortization of assets under capital leases is included in depreciation expense. The Company had depreciation expense amounting to $1,037,816, $716,699 and $258,571 in 2008, 2007 and 2006, respectively.

Assets Held under Capital Leases

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the period of the related lease.

Intangible assets—Patent Costs

Intangible assets consist of patent licensing costs incurred to date. The Company is amortizing the patent cost incurred to date, over a 15 year period. If the patents are not awarded, the costs related to those patents will be expensed in the period that determination is made. The Company has capitalized $604,440 in patent licensing costs as of December 31, 2008. Amortization expense charged to operations was $33,274 for 2008, $17,906 for 2007 and $4,031 for 2006.

Revenue Recognition

Revenue is generated from collaborative research and development arrangements, technology licenses, and government grants. To date, only revenue from technology licenses and grant proceeds have been received.

Revenue is recognized when the four basic criteria of revenue recognition are met: (i) a contractual agreement exists; (ii) transfer of technology (intellectual property) has been completed or services have been rendered; (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue on government contracts is recognized on a qualified cost reimbursement basis.

Technology (Drug) license agreements are generally for a term of ten years and consist of nonrefundable upfront license fees and royalty payments. In accordance with Staff Accounting Bulletin 101 and 104, nonrefundable upfront license fees are recognized over the ten year license term using the straight-line method of accounting when the technology is transferred or accessed, provided that the technology transferred or accessed is not dependent on the outcome of the Company’s continuing research and development efforts.

Deferred Revenue

Deferred revenue consists of upfront fees received for technology licensing that have not yet been recognized or earned. The Company recognized revenue derived from its licensing in accordance with SAB No. 104. Deferred revenues are recognized on a straight-line basis over the period of the arrangement.

Research and Development

Research and development expenses include internal and external costs. Internal costs include salaries and employment related expenses and allocated facility costs. External expenses consist of costs associated with outsourced clinical research organization activities, sponsored research studies, product registration, and investigator sponsored trials. In accordance with SFAS No. 2, “Accounting for Research Development Costs”, all such costs are charged to expense as incurred.

Basic and Diluted Loss per Share

In accordance with SFAS No. 128, “Earnings per Share,” the basic loss per share is computed by dividing the loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Basic net loss per share excludes the dilutive effect of stock options or warrants and convertible notes. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options and warrants. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per common share:

	Years Ended December 31,
	2008	2007	2006
Numerator:
Net loss	$(16,699,773)	$(12,900,998)	$(5,617,800)
Denominator:
Weighted average common shares outstanding	76,353,428	65,762,764	49,923,115
Net loss per common share:
Basic and diluted	$(0.22)	$(0.20)	$(0.11)

The potential shares, which are excluded from the determination of basic and diluted net loss per share as their effect is anti-dilutive, are as follows:

	Years Ended December 31,
	2008	2007	2006
Options to purchase common stock	5,214,588	4,750,588	2,952,254
Options to purchase common stock—Outside plan	103,212	103,212	103,212
Warrants to purchase common stock	10,466,633	10,466,633	4,832,248

Potential equivalent shares excluded	15,784,433	15,320,433	7,887,714

Comprehensive Loss

Comprehensive loss includes net loss and other comprehensive income, which for us is primarily comprised of unrealized holding gains or losses on our available-for-sale securities that are excluded from the statement of operations in computing net loss and reported separately in shareholders’ equity (deficit). Comprehensive loss and its components are as follows:

	Years Ended December 31,
	2008	2007	2006
Net loss	$(16,699,773)	$(12,900,998)	$(5,617,800)
Other comprehensive income:
Change in unrealized gain on available-for-sale securities	19,756	4,480	—

Comprehensive loss	$(16,680,017)	$(12,896,518)	$(5,617,800)

Income Taxes

The Company accounts for its income taxes using the Financial Accounting Standards Board Statements of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carryforwards. Deferred tax expense or benefit is recognized as a result of timing differences between the recognition of assets and liabilities for book and tax purposes during the year.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are recognized for deductible temporary differences and operating loss, and tax credit carryforwards. A valuation allowance is established, when necessary, to reduce that deferred tax asset if it is “more likely than not” that the related tax benefits will not be realized.

Stock-Based Compensation

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, issued by the Financial Accounting Standards Board, or FASB. SFAS 123R establishes accounting for all stock-based awards made to employees and directors, including employee stock options and shares issued through its employee stock purchase plan, based on estimated fair values. Accordingly, for stock options granted under the 2005 Employee Stock Purchase Plan, stock-based compensation cost is measured on the grant date, based on the fair value of the award, and is recognized as expense over the requisite employee service period. We previously applied Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, Accounting for Stock Compensation.

Prior to the adoption of SFAS 123R, we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of APB 25, and related interpretations, and provided the disclosures required under SFAS 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosures. We elected to adopt SFAS 123R using the modified prospective application method, which was applied to the unvested portion of options granted prior to January 1, 2006 and all options granted after January 1, 2006. See note 5 for the proforma information for the period prior to adoption of FAS123R.

SFAS 123R requires the use of option-pricing models that were not developed for use in valuing employee stock options and that require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. In connection with the adoption of SFAS 123R, we reassessed our valuation method and related assumptions. We estimate the fair value of stock options and stock purchase rights using a Black-Scholes valuation model, consistent with the provisions of SFAS 123R and Staff Accounting

Bulletin No. 107. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model, and the resulting charge is expensed using the straight-line attribution method over the vesting period. Both the expected stock price volatility and the weighted-average expected life assumptions were determined using historical data.

Stock compensation expense recognized during the period is based on the value of share-based awards that were expected to vest during the period. Stock compensation expense recognized in the Company’s statement of operations for 2006 includes compensation expense related to share-based awards granted prior to January 1, 2006 that vested during the period based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123. Stock compensation expense in 2006 also includes compensation expense for the share-based awards granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123. SFAS 123 requires forfeitures, based on awards ultimately expected to vest, to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Stock compensation expense recognized in the statement of operations for the period, were not adjusted for estimated forfeitures because they were estimated to be negligible.

The estimated fair value of grants of stock options and warrants to non-employees of the Company is charged to expense, if applicable, in the financial statements. These options vest in the same manner as the employee options granted under each of the option plans as described above.

Recent Accounting Pronouncements

Effective January 1, 2008, the Company adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis. The Company did not elect to adopt the fair value option under this Statement.

Effective January 1, 2008, the Company adopted EITF 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities. EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. The adoption did not have a material impact on the Company’s consolidated results or operations or financial condition.

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, which provides a one year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS 157 with respect to its financial assets and liabilities only. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under SFAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last unobservable as:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The adoption of this statement did not have a material impact on the Company’s consolidated results of operations and financial condition.

In December 2007, EITF No.07-1, “Accounting for Collaborative Arrangements” was issued. EITF 07-1 provides guidance concerning: determining whether an arrangement constitutes a collaborative arrangement; how costs incurred and revenue generated on sales to third parties should be reported in the income statement; how an entity should characterize payments on the income statement; and what participants should disclose in the notes to the financial statements about a collaborative arrangement. EITF 07-1 is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008 and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The Company is in the process of evaluating the impact, if any, of adopting EITF 07-1 on its financial statements.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which replaces SFAS No. 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective on a prospective basis for all business combinations for which the acquisition date is on after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. We are currently evaluating the effects, if any, that SFAS 141R may have on our financial statements.

In April 2008, the FASB issued (FSP) FAS No. 142-3, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets.” The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under FAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under FAS No. 141, “Business Combinations.” The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The FSP is not expected to have a significant impact on the Company’s results of operations, financial condition or liquidity.

In May 2008, the FASB issued Financial Accounting Standard (FAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are prepared in conformance with generally accepted accounting principles. Unlike Statement on Auditing Standards (SAS) No. 69, “The Meaning of Present in Conformity With GAAP,” FAS No. 162 is directed to the entity rather than the auditor. The statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with GAAP,” and is not expected to have any impact on the Company’s results of operations, financial condition or liquidity.

3. Investments

Cash, Cash Equivalents and Investments

As part of our cash management program, the Company maintains a portfolio of marketable investment securities. The securities are investment grade and generally mature within one year and may include tax exempt securities and certificates of deposit. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents.

The following is a summary of cash, cash equivalents, and available-for-sale securities at December 31, 2008 and December 31, 2007:

	December 31, 2008
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash	$378,423	$—	$—	$378,423
Money market funds	2,432,811	—	—	2,432,811
US term deposits	457,998	948	—	458,946

Total cash and cash equivalents	$3,269,232	$948	$—	$3,270,180

Available-for-sale investments:
US govt. agency obligations	$6,500,014	$20,311	$—	$6,520,325
Corporate Notes	3,769,193	2,977	—	3,772,170

Total available-for-sale investments	$10,269,207	$23,288	$—	$10,292,495

	December 31, 2007
	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash	$46,445	$—	$—	$46,445
Money market funds	9,152,550	—	—	9,152,550
U.S. term deposits	19,267,962	5,528	—	19,273,490

Total cash and cash equivalents	$28,466,957	$5,528	$—	$28,472,485

Available-for-sale investments:
U.S. govt. agency obligations	$4,006,491	$—	$(241)	$4,006,250
Corporate Notes	818,495	—	(807)	817,688

Total available-for-sale investments	$4,824,986	$—	$(1,048)	$4,823,938

As of December 31, 2008 unrealized gain of $24,236 was included in accumulated other comprehensive income in the accompanying unaudited Consolidated Balance Sheets.

4. Fair Value

Measurement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157), which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability based upon an exit price model.

Valuation Hierarchy

In accordance with SFAS 157, the following table represents the Company’s fair value hierarchy for its financial assets (cash equivalents and short-term investments) measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Money market funds	$2,432,811	$—	$—	$2,432,811
U.S. term deposits	—	458,946	—	458,946
U.S. government agencies	—	6,520,325	—	6,520,325
U.S. corporate debt	—	3,772,170	—	3,772,170

Total	$2,432,811	$10,751,441	$—	$13,184,252

5. Reclassification of Warrant Liability

Pursuant to registration rights granted to the investors in the Company’s April 6, 2005 and May 5, 2005 private placements, the Company was obligated to file a registration statement with the Securities and Exchange Commission to register the resale of the shares of common stock (including shares of common stock that may be acquired upon exercise of warrants) issued in the private placements within 90 days of April 6, 2005. In addition, the Company was obligated to have such “resale” registration rights agreement declared effective by the SEC as soon as possible and, in any event, within 180 days (or 210 days if the registration statement is reviewed by the SEC) after April 6, 2005. If the registration statement was not filed or is, for any reason, not declared effective within the foregoing time periods, the Company was required to pay liquidated damages to such investors. Liquidated damages, if any, were to be paid in cash in an amount equal to 1% of the investor’s paid investment for the first 30 days (or part thereof) after the relevant date (i.e., filing date or effective date), and for any subsequent 30-day period (or part thereof) thereafter. On November 2, 2005, the registration statement was declared effective.

Effective December 31, 2005, the Company and all of the shareholders whom received warrants pursuant to the April and May 2005 private placements, agreed to an amendment of registration rights related to warrants they received. The amended registration rights changed the registration rights from demand with liquidated damages, to piggy-back registration rights, and with no liquidated damages. The result of the change is that the Company was no longer required to record and measure the fair value of the warrants as a derivative liability. The change in fair value of warrant liability of $831,288 for the December 31, 2005 period, is the change aggregate change in fair value from the date of issuance till the effective date of the amendment to the registration rights agreement.

Accounting guidance requires that warrants with certain types of registration rights must be classified as liabilities. In accordance with Emerging Issues Task Force (EITF) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In a Company’s Own Stock,” the Company previously reported the fair value of its common stock warrants as a Liability. When the warrant holders approved the amendment to the registration rights agreement and waived the liquidated damage provision, the warrant liability of $7,030,026 was reclassified to equity as additional paid-in capital pursuant to EITF 00-19.

6. Stockholders’ Equity and Stock-based Compensation

Common Stock

In April and May 2005 the Company completed private placements selling 20,461,000 shares of common stock to accredited investors at a price of $0.50 per share. The Company received gross proceeds of $10,230,500.

As part of the closing of the private placements we issued five-year warrants to purchase a total of 2,557,625 shares of common stock at an exercise price of $0.75 per share and 2,557,625 shares of common stock at an exercise price of $1.00 per share. The warrants are exercisable in whole or part until May 5, 2010.

On March 17, 2006, the Company issued a call notice to all holders of the common stock purchase warrants ($0.75 exercise price) issued in the April 6, 2005 and May 5, 2005 private placements. Section 3(c) of the warrants permit the Company to call for cancellation of all or a part of the unexercised portion of the warrants upon the occurrence of certain events. The events required are (i) an effective registration statement registering the resale of the shares of common stock underlying the warrants, (ii) the closing bid price of the common stock for each of the ten (10) consecutive trading days equals or exceeds $0.9375 and (iii) the average daily trading volume of the common stock for such ten (10) days period equals or exceeds 100,000 shares. As of March 16, 2006, each of the foregoing events had occurred. The holders of these warrants had until April 10, 2006 to exercise all or a portion of the unexercised portion of such warrants, and any such warrants not so exercised will automatically be canceled on that date. Pursuant to the call notice, warrant holders purchased 2,671,062 shares, warrants exercisable at $0.75 per share represented 2,495,125 shares, while warrants exercisable at $1.00 per share represented 175,937 shares. Warrants representing 62,500 shares exercisable at $0.75 per share, were cancelled, as the warrant holders failed to exercise pursuant to the call notice.

Unrelated to the call notice, during the year ending December 31, 2006, certain warrant holders exercised common stock purchase warrants representing 2,353,714 shares, for which the Company received $257,776.

On January 19, 2007, the Company completed a private placement to accredited investors of approximately 10,521,000 shares of our common stock, at a purchase price of $1.50 per share, which is equal to a 4.5% discount from the average closing market price of its common stock over the twenty day period ending on the pricing date of January 12, 2007, for gross proceeds of $15,781,500. As part of the private placement, the investors were issued five-year warrants to purchase up to an aggregate of 3,682,350 shares of our common stock, at an initial exercise price of $2.25. The warrants are callable by the Company when the trailing 10-day average of the closing market share price of our common stock equals or exceeds $2.75. Additionally, the note holders received 556,123 warrants to purchase common stock in connection with the issuance of convertible notes. The warrants are exercisable at $0.5394 per share of stock and are for a term of five years. On April 6, 2005, the holders of convertible promissory notes elected to convert $450,000 of the then outstanding $500,000 convertible promissory notes to common stock pursuant to the terms of the notes. The remaining $50,000 and applicable interest was repaid.

On March 9, 2007, the Company issued a call notice to all holders of the common stock purchase warrants ($1.00 exercise price) issued in the April 6, 2005 and May 5, 2005 private placements. Section 3(c) of the warrants permit the Company to call for cancellation all or a part of the unexercised portion of the warrants upon the occurrence of certain events. The events required are (i) an effective registration statement registering the resale of the shares of common stock underlying the warrants, (ii) the closing bid price of the common stock for each of the ten (10) consecutive trading days equals or exceeds $1.25 and (iii) the average daily trading volume of the common stock for such ten (10) days period equals or exceeds 100,000 shares. As of March 8, 2007, each of the foregoing events had occurred. The holders of these warrants had until March 31, 2007 to exercise all or a portion of the unexercised portion of such warrants, and any such warrants not so exercised will automatically be canceled on that date. During the first quarter ended March 31, 2007, warrant holders exercised warrants representing 3,056,759 shares, for which the Company received $2,662,727. As of March 31, 2007, all of the $1.00 warrants from the April 6, 2005 and May 5, 2005 private placements have been exercised pursuant to this call notice, or exercised prior to the call notice.

During the second quarter ended June 30, 2007, certain warrant holders exercised common stock purchase warrants representing 413,951 shares, for which the Company received $495,301. During the three-month period ended September 30, 2007 certain warrant holders exercised common stock purchase warrants representing 637,500 shares, for which the Company received $1,377,500.

On October 31, 2007, the Company received $24.0 million, net of underwriting discount, from the closing of its public offering of 10.0 million shares of common stock at a price to the public of $2.50 per share and 5.3 million warrants to purchase shares of common stock at $3.50 per share at a price of $0.10 per warrant.

In October 2007, the Company filed with the SEC a “shelf” registration statement on Form S-3, which was declared effective by the SEC on October 26, 2007. This registration statement covers the offer and sale by the Company of up to $100,000,000 of our common stock and/or warrants to purchase common stock from time to time in one or more transactions. In October 2007, we sold 10.0 million shares of common stock and 5.3 million warrants to purchase common stock, under this registration statement, and received net proceeds of $24.0 million. At December, 31, 2008, the Company had $76.0 million of common stock available to be offered and sold through this registration statement.

The Company is now subject to General Instruction I.B.6 of Form S-3 and, accordingly, is limited in the amount of securities it may sell under this registration statement in any 12-month period to one-third of the Company’s “public float” (i.e., the aggregate market value of the Company’s common stock held by non-affiliates). As of February 27, 2009, the aggregate market value of the Company’s common stock held by non-affiliates was $14.1 million. Accordingly, as of that date, the Company would be permitted to sell up to $6.8 million of its common stock in any 12-month period through this registration statement.

Stock Option Plan

On April 6, 2005, in connection with the completion of the reverse merger, the board of directors assumed and adopted the Stock Incentive Plan, as amended, (the “Plan”) of Bionovo Biopharmaceuticals and 3,496,788 shares of common stock for issuance under the Plan. In May 2006, shareholders approved an increase of 3,000,000 additional shares for the Plan. In April 2008, the Board adopted Amendment No. 5 to the Plan, approved by stockholders in June 2008, to increase the number of shares covered by, and reserved for issuance under, the Plan from 6,496,788 shares to 9,496,788 shares. Such share reserve consists of the number of shares that remain available for issuance under the Plan and shares subject to outstanding options.

Under the Plan, incentive options to purchase the Company’s common stock may be granted to employees at prices not lower than fair market value at the date of grant as determined by the Board of Directors. Non-statutory options (options that do not qualify as incentive options) may be granted to employees and consultants at prices no lower than 85% of fair market value at the date of grant as determined by the Board of Directors. In addition, incentive or non-statutory options may be granted to persons owning more than 10% of the voting power of all classes of stock at prices no lower than 110% of the fair market value at the date of grant as determined by options (no longer than ten years from the date of grant, five years in certain instances). Options granted generally vest at a rate of 50% per year.

During the year ended December 31, 2008, the Company granted options to purchase 814,000 shares of common stock, to its employees and directors, 2,672,500 and 200,000 stock options to purchase shares in 2007 and 2006, respectively. The fair value of each option grant is computed on the date of grant using the Black-Scholes option pricing model. Following the offering, the Company had 76,363,101 shares of common stock, outstanding. At December 31, 2008, there were 3,885,534 shares available for grant under the employee stock option plan.

Adoption of FAS 123R

Stock-based compensation expense recognized during 2008, 2007 and 2006 was calculated based on awards ultimately expected to vest. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The estimated forfeiture rate for the year ended December 31, 2008 was 6.39%.

The following table summarizes stock compensation expense related to employee stock options and employee stock based compensation under FAS 123R for the years ended December 31, 2008, 2007 and 2006 which was incurred as follows:

	2008	2007	2006
Research and development	$512,509	$743,594	$251,143
General and administrative	858,962	536,762	183,386

Stock compensation expense	$1,371,471	$1,280,356	$434,529

Effect of earnings per share—basic and diluted	$(0.02)	$(0.02)	$(0.01)

Employee Stock—Based Compensation Valuation Assumptions

The compensation expense related to stock options recognized under FAS 123R was determined using the Black-Scholes option valuation model. Option valuation models require the input of subjective assumptions and these assumptions can vary over time. The weighted-average assumptions used were as follows:

	Year Ended December 31,
	2008	2007	2006
Dividend yield	0.00%	0.00%	0.00%
Average risk free rate of return	2.44%	3.45%	6.00%
Expected volatility	0.93	0.83	0.65
Expected term (years)	3.11	4.75	5.00

In estimating the expected term, we considered our historical stock option exercise experience including forfeitures, our post vesting termination pattern and the term of the options outstanding. The expected term of employee stock purchase plan rights is the average of the remaining purchase periods under each offering period. The annual risk free rate of return was based on the U.S. Treasury constant maturity rates with similar terms to the expected term of the stock option awards. We based our determination of expected volatility on our historical stock price volatility over the expected term.

The estimated fair value of grants of stock options and warrants to non-employees of the Company is charged to expense, if applicable, in the financial statements. These options vest in the same manner as the employee options granted under each of the option plans as described above.

The table below presents information related to stock option activity under the Plan as follows:

	Options Available For Grant	Number of Options Outstanding	Weighted Average Exercise Price
Options outstanding at December 31, 2005	724,534	2,772,254	$0.68
Options exercisable at December 31, 2005	—	1,130,254	0.54
Shares authorized	3,000,000	—	—
Options granted	(200,000)	200,000	1.60
Options exercised	—	—	—
Options cancelled or forfeited	20,000	(20,000)	0.90
Options expired	—	—	—

Options outstanding at December 31, 2006	3,544,534	2,952,254	0.74

Options exercisable at December 31, 2006	—	2,143,754	0.63
Options granted	(2,672,500)	2,672,500	3.20
Options exercised	—	(376,666)	0.86
Options cancelled or forfeited	497,500	(497,500)	—
Options expired	—	—	—

Options outstanding at December 31, 2007	1,369,534	4,750,588	2.08

Options exercisable at December 31, 2007	—	2,733,000	0.73
Plan additions	3,000,000	—	—
Options granted	(814,000)	814,000	0.70
Options exercised	—	(20,000)	0.90
Options cancelled or forfeited	289,167	(289,167)	3.04
Options expired	40,833	(40,833)	3.55

Options outstanding at December 31, 2008	3,885,534	5,214,588	1.89

Options exercisable at December 31, 2008	—	2,911,005	1.35

There were no in-the-money options exercisable as of December 31, 2008. Cash proceeds from the exercise of stock options were $18,000 for the year ended December 31, 2008 and 20,000 stock options were exercised. As of December 31, 2008, the aggregate intrinsic value of stock options outstanding was zero. As of December 31, 2008, there was $2.3 million of total future compensation cost related to unvested stock options to be recognized over a weighted-average period of 2.4 years.

Unvested share activity for the year ended December 31, 2008, is summarized below:

	Unvested Number of Shares	Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2007	2,588,333	$1.95
Granted	814,000	0.70
Vested	(859,583)	1.69
Forfeited	(239,167)	1.80

Unvested balance at December 31, 2008	2,303,583	1.62

The following table summarizes information about stock options outstanding as of December 31, 2008:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Weighted Average Number Exercisable	Exercise Price
$0.10 - $1.00	2,012,254	4.56	$0.62	1,882,254	$0.62
$1.01 - $2.00	1,190,334	3.70	1.44	388,501	1.47
$2.01 - $3.00	1,327,500	3.54	2.85	446,250	2.85
$3.01 - $4.00	200,000	8.67	3.94	50,000	3.94
$4.01 - $5.00	330,000	3.67	4.40	82,500	4.40
$5.01 - $6.00	154,500	2.96	5.75	61,500	5.75

	5,214,588	4.16	1.89	2,911,005	1.35

The estimated fair value of grants of stock options and warrants to non-employees of the Company is charged to expense, if applicable, in the financial statements. These options vest in the same manner as the employee options granted under the option plan as described above.

Shares Reserved for Future Issuance

The Company has reserved shares of common stock for future issuance as follows:

	Years Ended December 31,
	2008	2007	2006
Options to purchase common stock—Plan	5,214,588	4,750,588	2,952,254
Options to purchase common stock—Outside Plan	103,212	103,212	103,212
Shares available for option grants	3,885,534	1,369,534	3,544,534
Warrants to purchase common stock	10,466,633	10,466,633	4,832,248

Total	19,669,967	16,689,967	11,432,248

7. Warrants

Warrants

In September 2004, in connection with Bionovo Biopharmaceuticals’ $500,000 principal amount of 6% convertible secured notes bridge financing completed on September 30, 2004, Bionovo Biopharmaceuticals issued to investors in the bridge financing warrants, or bridge warrants, exercisable for 556,123 shares of Bionovo Biopharmaceuticals common stock at an exercise price of $0.53 per share. The bridge warrants were exercisable until the earlier of September 30, 2011 and the fifth anniversary of Bionovo Biopharmaceuticals’ merger with a company required to file reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Upon the closing of our reverse merger transaction, the bridge warrants were amended to become bridge warrants to purchase shares of our common stock upon the same terms and conditions as the bridge warrants issued by Bionovo Biopharmaceuticals. The bridge warrants expire on April 6, 2010.

In connection with the closing of the bridge financing, Bionovo Biopharmaceuticals issued five-year warrants to Duncan Capital, LLC as partial compensation for acting as placement agent in the transaction. Upon the closing of our reverse merger transaction, these placement agent warrants were amended to become warrants to purchase shares of our common stock upon the same terms and conditions as the placement agent warrants issued in the bridge financing by Bionovo Biopharmaceuticals. The bridge placement agent warrants are exercisable in whole or in part, at an exercise price of $0.35 per share, before September 30, 2009 for up to 132,421 shares of common stock. These warrants contain provisions that protect the holders thereof against dilution by adjustment of the purchase price in certain events, such as stock splits or reverse stock splits, stock dividends, recapitalizations or similar events. The holders of these warrants will not possess any rights as stockholders unless and until they exercise their warrants. The bridge placement agent warrants do not confer upon holders any voting or any other rights as stockholders.

In April 2005, as part of the closing of Bionovo Biopharmaceuticals’ April 6, 2005 private placement, Bionovo Biopharmaceuticals issued five-year warrants to purchase a total of 2,023,875 shares of Bionovo Biopharmaceuticals common stock at an exercise price of $0.75 per share and 2,023,875 shares of Bionovo Biopharmaceuticals common stock at an exercise price of $1.00 per share. The warrants were exercisable in whole or in part until April 6, 2010. Upon the closing of our reverse merger transaction, the April 2005 private placement warrants were amended to become warrants to purchase shares of our common stock upon the same terms and conditions as the April 2005 private placement warrants issued by Bionovo Biopharmaceuticals.

In connection with the closing of the April 2005 private placement, Bionovo Biopharmaceuticals issued five-year warrants to Duncan Capital, LLC as partial compensation for acting as placement agent in the transaction. Upon the closing of our reverse merger transaction, these placement agent warrants were amended to become warrants to purchase shares of our common stock upon the same terms and conditions as the placement agent warrants issued in the April 2005 private placement by Bionovo Biopharmaceuticals. The April 2005 placement agent warrants are exercisable in whole or in part, at an exercise price of $0.50 per share, before April 6, 2010 for up to 1,709,100 shares of common stock. These warrants contain provisions that protect the holders thereof against dilution by adjustment of the purchase price in certain events, such as stock splits or reverse stock splits, stock dividends, recapitalizations or similar events. The holders of these warrants will not possess any rights as stockholders unless and until they exercise their warrants. The April 2005 placement agent warrants do not confer upon holders any voting or any other rights as stockholders.

In connection with the closing of our reverse merger transaction on April 6, 2005, we issued five-year warrants to Duncan Capital, LLC as partial compensation for its advisory services relating to the merger. These reverse merger warrants are exercisable in whole or in part, at an exercise price of $0.01 per share, before April 6, 2010 for up to 1,979,630 shares of common stock. These warrants contain provisions that protect the holders thereof against dilution by adjustment of the purchase price in certain events, such as stock splits or reverse stock splits, stock dividends, recapitalizations or similar events. The holders of these warrants will not possess any rights as stockholders unless and until they exercise their warrants. The reverse merger warrants do not confer upon holders any voting or any other rights as stockholders.

In May 2005, as part of the closing of our May 5, 2005 private placement, we issued five-year warrants to purchase a total of 533,750 shares of common stock at an exercise price of $0.75 per share and 533,750 shares of common stock at an exercise price of $1.00 per share. The warrants are exercisable in whole or in part until May 5, 2010.

In connection with the closing of our May 2005 private placement, we issued five-year warrants to Duncan Capital, LLC as partial compensation for acting as placement agent in the transaction. These May 2005 placement agent warrants are exercisable in whole or in part, at an exercise price of $0.50 per share, before May 5, 2010 for up to 427,000 shares of common stock. These warrants contain provisions that protect the holders thereof against dilution by adjustment of the purchase price in certain events, such as stock splits or reverse stock splits, stock dividends, recapitalizations or similar events. The holders of these warrants will not possess any rights as stockholders unless and until they exercise their warrants. The May 2005 placement agent warrants do not confer upon holders any voting or any other rights as stockholders.

In connection with the closing of our January 19, 2007 private placement, the investors were issued five-year warrants to purchase up to an aggregate of 3,682,350 shares of our common stock, at an initial exercise price of $2.25. The warrants are callable by the Company when the trailing 10-day average of the closing market share price of our common stock equals or exceeds $2.75. Additionally, the note holders received 556,123 warrants to purchase common stock in connection with the issuance of convertible notes. The warrants are exercisable at $0.5394 per share of stock and are for a term of five years. On April 6, 2005, the holders of convertible promissory notes elected to convert $450,000 of the then outstanding $500,000 convertible promissory notes to common stock pursuant to the terms of the notes. The remaining $50,000 and applicable interest was repaid.

In connection with the closing of our October 31, 2007 public offering of common shares, the investors were issued five-year warrants to purchase up to an aggregate of 5,323,775 shares of our common stock, at an initial exercise price of $3.50 per share and a market price of $0.10 per warrant.

The following warrants are each exercisable into one share of common stock:

	Number of Shares	Weighted Average Exercise Price	Aggregate Price
Balance at December 31, 2005	9,919,524	$0.60	$5,911,345
Warrants granted	—	—	—
Warrants exercised	(5,024,776)	0.46	(2,305,056)
Warrants cancelled or forfeited	(62,500)	0.75	(46,875)
Warrants expired	—	—	—

Balance at December 31, 2006	4,832,248	0.74	$3,559,414
Warrants granted	9,742,595	2.88	28,023,205
Warrants exercised	(4,108,210)	1.10	(4,535,528)
Warrants cancelled or forfeited	—	—	—
Warrants expired	—	—	—

Balance at December 31, 2007	10,466,633	2.58	$27,047,091
Warrants granted	—	—	—
Warrants exercised	—	—	—
Warrants cancelled or forfeited	—	—	—
Warrants expired	—	—	—

Balance at December 31, 2008	10,466,633	2.58	$27,047,091

The estimated fair value of the warrants was calculated using the Black-Scholes valuation model. The following assumptions were used: (i) no expected dividends, (ii) risk free interest rate of 4.0%, (iii) expected volatility of 90%, and (iv) expected life in the stated life of the warrant. The fair value of the warrants ranged from $0.10 to $0.89. The fair value of warrants granted is included in additional paid-in capital along with the proceeds from issuance of common stock.

There were no warrants issued for the year ended December 31, 2008, and there were 10.5 million warrants to purchase Bionovo shares outstanding with a weighted average price of $2.58 and an aggregate price of $27.0 million.

The following table summarizes information about all warrants outstanding as of December 31, 2008:

	Warrants Outstanding			Warrants Exercisable
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Weighted Average Number Exercisable	Exercise Price
$0.50 - $1.00	1,550,489	1.18	$0.51	1,550,489	$0.51
$1.50 - $2.00	604,185	3.05	1.50	604,185	1.50
$2.25 - $3.00	2,988,184	3.05	2.25	2,988,184	2.25
$3.25 - $4.00	5,323,775	3.84	3.50	5,323,775	3.50

	10,466,633	3.17	2.58	10,466,633	2.58

Conversion of convertible notes into Common Stock:

In connection with the closing of the private placements, on April 6, 2005, the convertible notes resulting from the September 30, 2004 bridge financing of $500,000 were converted into common stock at $0.36 per share or paid. The aggregate principal amount of the convertible secured notes of $450,000 was converted into a total of 1,251,448 shares of common stock. The remaining $50,000 principal was repaid from the proceeds of the private placements.

Employee Benefit Plan

The Company has a 401(k) Plan that covers substantially all of its employees. Under the 401(k) Plan, eligible employees may contribute up to 15 percent of their eligible compensation, subject to certain Internal Revenue Service restrictions. The Company does not match employee contributions in the 401(k) Plan.

8. Leases, Commitments and Contingencies

Leases

The Company leases certain office and laboratory equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the Balance Sheets as property and equipment and was $3.0 million at December 31, 2008 and $2.2 million at December 31, 2007. Accumulated amortization of leased equipment at December 31, 2008 was $1,027,000 and $446,000 for the same period in 2007. Amortization of assets under capital leases is included in depreciation expense.

In March 2008, the Company entered into a new equipment financing facility for $1.3 million with General Electric Capital Corporation (GE). As of December 31, 2008, we had financed equipment purchases of $870,270. The terms of this agreement required a security deposit of 25% or $217,568 as collateral for the outstanding loan portion. Security deposits are included in the Balance Sheets as other assets. Further distributions will be made at the discretion of GE.

The Company leases its laboratory and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2011. The leases provide for increases in future minimum annual rental payments and the agreements generally require the Company to pay executory costs (real estate taxes, insurance, and repairs), which were approximately $16,000 per month in 2008. Operating lease expense totaled $665,000 at December 31, 2008 and $608,000 at December 31, 2007.

In February 2008, the Company signed a new lease for additional office space in Emeryville, California, with fixed monthly rent of $3,903. This lease was terminated in January 2009.

On May 15, 2008, we agreed to an amendment (the “Fourth Amendment”) with our current landlord, to lease approximately 32,000 square foot of office and laboratory space located at 5858 Horton Street, Suite 400, Emeryville, CA 94608, for a period of 10 years. Annual base rent for the first year will be approximately $1.2 million and shall increase by three percent on each annual anniversary of the commencement date.

In January 2009, we moved into our new laboratory and office space and consolidated our operations at 5858 Horton Street, Suite 400, Emeryville, CA 94608. The old premises lease is no longer applicable.

Future minimum lease payments under non-cancelable capital and operating leases are as follows:

Period Ending December 31, 2008	Capital Leases	Operating Leases
2009	$759,609	$1,841,405
2010	489,046	1,841,046
2011	81,871	1,896,277
2012	—	1,953,165
2013	—	2,011,760
2014 and thereafter	—	10,814,297

Total minimum lease payments	$1,330,526	$20,357,950

Less: Amount representing interest	(103,836)

Present value of minimum lease payments	1,226,690
Less: Current portion	(682,087)

Obligations under capital lease, net of current portion	$544,603

9. Income Tax

The provision for income taxes on the statements of operations includes $3,700 and $3,400 of state taxes for the years ended December 31, 2008 and 2007, respectively.

Net deferred tax assets (liabilities) are comprised of the following at December 31:

	Years Ended December 31,
	2008	2007
Net operating loss carryforward	$14,326,000	$8,123,000
Fixed assets	(290,000)	(163,000)
Stock compensation	1,033,000	510,000
Unrealized gain/(loss)	(11,000)	—

	15,080,000	8,470,000
Less valuation allowance	(15,080,000)	(8,470,000)

Net deferred tax assets	$—	$—

Deferred taxes arise from temporary differences in the recognition of certain expenses for tax and financial reporting purposes. At December 31, 2008 and 2007, management determined that realization of these benefits is not assured and has provided a valuation allowance for the entire amount of such benefits. At December 31, 2008, net operating loss carryforwards were approximately $35,969,000 for federal tax purposes that expire at various dates from 2023 through 2028 and $35,970,000 for state tax purposes that expire in 2014 through 2018.

Utilization of net operating loss carryforwards may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986, as amended, and similar state regulations. The annual limitation may result in the expiration of substantial net operating loss carryforwards before utilization.

The provision for income taxes differs from the amount computed by applying the U.S. federal statutory tax rate (34% in 2008 and 2007) to income taxes as follows:

	Years Ended December 31,
	2008	2007
Tax benefit computed at 34%	$(5,677,000)	$(4,385,000)
Change in valuation allowance	6,609,000	5,295,000
Change in carryovers and tax attributes	(928,300)	(906,600)

	$3,700	$3,400

Management believes that, based on a number of factors, it is not determinable that it is more likely than not that the deferred tax asset will be realized.

10. Quarterly results of Operations (unaudited)

Following is a summary of the quarterly results of operations for the years ended December 31, 2008 and 2007:

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Revenues	$—	$—	$—	$232,676

Operating expenses:
Research and development	2,387,393	2,552,644	3,941,303	2,534,329
General and administrative	1,822,027	1,808,303	1,222,319	1,244,777

Total expenses	4,209,420	4,360,947	5,163,622	3,779,106

Loss from operations	(4,209,420)	(4,360,947)	(5,163,622)	(3,546,430)
Interest income	306,192	189,555	142,815	91,507
Interest expense	(26,537)	(35,375)	(36,286)	(30,514)
Other expense	(15,575)	(39)	(1,322)	(35)

Loss before income taxes	(3,945,340)	(4,206,806)	(5,058,415)	(3,485,472)
Provision for income taxes	(3,256)	—	—	(484)

Net loss	$(3,948,596)	$(4,206,806)	$(5,058,415)	$(3,485,956)

Basic and diluted net loss per common share	$(0.05)	$(0.06)	$(0.07)	$(0.05)

Shares used in computing basic and diluted net loss per common share	76,343,101	76,344,199	76,363,101	76,363,101

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Revenues	$3,750	$3,750	$243,375	$330,875

Operating expenses:
Research and development	2,788,668	1,979,103	2,444,674	2,725,299
General and administrative	694,921	864,924	1,129,402	1,594,320

Total expenses	3,483,589	2,844,027	3,574,076	4,319,619

Loss from operations	(3,479,839)	(2,840,277)	(3,330,701)	(3,988,744)
Interest income	149,712	197,975	170,272	331,987
Interest expense	(14,081)	(12,446)	(42,370)	(17,685)
Other expense	—	—	(5,241)	(16,158)

Loss before income taxes	(3,344,208)	(2,654,748)	(3,208,040)	(3,690,600)
Provision for income taxes	(800)	(1,600)	—	(1,002)

Net loss	$(3,345,008)	$(2,656,348)	$(3,208,040)	$(3,691,602)

Basic and diluted net loss per common share	$(0.06)	$(0.04)	$(0.05)	$(0.05)

Shares used in computing basic and diluted net loss per common share	59,237,723	65,227,254	65,571,108	72,867,303

11. Subsequent Events

On January 15, 2009, The Compensation and Nominations Committee of the Board of Directors of Bionovo, Inc. announced that they will be recommending to the Board of Directors that no executive bonuses be paid for 2008, and that there be no increase in salaries. In addition, the Company announced that it had taken other cost control actions, aimed at maximizing cash life, while not delaying key program activities.

The actions taken by the Company included:

•	no executive management bonuses for 2008;

•	no executive management pay rate increases for 2009;

•	an approximately 15% reduction in staff;

•	deferring work on preclinical drug candidates, to allow focus on clinical drug candidates; and

increased effort on project partnership and strategic investors as an additional source of capital.

12. Event (Unaudited) Subsequent to the Date of the Independent Auditor’s Report

GOING CONCERN

The accompanying consolidated financial statements for the year ended December 31, 2008 were prepared assuming that the Company will continue as a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. However, as a result of the Company’s continued losses in the first and second fiscal quarter of 2009 and current cash and financing position, such realization of assets or satisfaction of liabilities, without substantial adjustments is uncertain. The future of the Company is dependent upon its ability to obtain additional funding. In 2009, the global economy, including credit markets and equity markets, has been experiencing a period of substantial turmoil and uncertainty. These conditions have generally made equity and debt financing more difficult to obtain, and may negatively impact the Company’s ability to complete financing transactions. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect operations and the operations of current and prospective collaborators and vendors. During 2009, the Company has engaged the services of investment banks at various times to assist management in raising additional capital, including debt financing, a PIPE transaction or a public follow-on offering to meets its capital needs.

Management is evaluating various strategic options, including the suspension of operations until additional capital is available, sale or exclusive license of one or more of the Company’s product candidates, a strategic business merger and other similar transactions, certain of which may result in a change of control of the Company. There can be no assurances that the Company will be successful in consummating a strategic transaction on a timely basis or at all. The Company likely will not be able to continue as a going concern, unless, as part of a strategic transaction or otherwise, it raises adequate capital. Absent adequate financing in the current quarter, by early 2010, the Company will need to eliminate all but a select, small number of personnel and discontinue substantially all of its development activities and fundamental business operations, and its ability to further curtail expenses to provide additional time to consummate a strategic transaction or otherwise obtain financing is limited. Given this uncertainty, there is significant doubt as to the Company’s ability to continue as a going concern.

The Company’s sources of liquidity include its cash balances and short-term investments. As of August 31, 2009, the Company had approximately $2.7 million in cash and cash equivalents and short-term investments. Other potential sources of near-term liquidity include (i) the partnering or out-licensing of the Company’s drug candidates, internal drug programs and technologies, (ii) equity, debt or other financing, (iii) the sale of property and equipment that is owned, and (iv) US governmental agency grants. Although management will continue to be opportunistic in its efforts to obtain cash, we believe that the Company’s ability to obtain cash has been reduced based on the ongoing difficulties in the global economic market and stock price. There is no guarantee that additional funding will be available or that, if available, such funding will be available on terms that the Company or its stockholders view as favorable.

The Company is prioritizing our available cash towards funding activities that support obtaining approval from the FDA for its Menerba Phase 3 program. The Company expects to file with the FDA by the end of 2009. In connection with such prioritization, the Company is deferring the initiation of any new clinical trials for its other products, deferring certain costs related to Menerba that are non-essential, and continuing its cost-containment efforts. In early 2009, the Company completed a reduction of approximately 15% of the work force, which it expects will result in annual operating cost reductions.

The Company’s consolidated financial statements for the year ended December 31, 2008 did not include any adjustments related to the recovery and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

Bionovo, Inc.

(A Development Stage Company)

Condensed Consolidated Balance Sheets

(in thousands, except share amounts)

	June 30, 2009	December 31, 2008
	(unaudited)	(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$4,397	$3,270
Short-term investments	1,006	10,292
Receivables	44	126
Prepaid expenses and other current assets	472	805

Total current assets	5,919	14,493
Property and equipment, net	6,601	6,938
Other assets and patent pending, net	1,334	1,073

Total assets	$13,854	$22,504

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:	$408	$521
Accounts payable	60	73
Accrued clinical and costs of other studies	443	456
Accrued compensation and benefits	638	682
Current portion of lease obligations	7	—
Current portion of notes payable	717	595
Other current liabilities

Total current liabilities	2,273	2,327
Non-current portion of lease obligation	260	545
Non-current portion of notes payable	92	—

Total liabilities	2,625	2,872

Commitments and contingencies

Shareholders’ equity:
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock $0.0001 par value, 190,000,000 shares authorized, 76,363,101 and 76,363,101 shares outstanding at June 30, 2009 and December 31, 2008, respectively	8	8
Additional paid-in capital	59,471	59,050
Accumulated other comprehensive gain	2	24
Accumulated deficit	(48,252)	(39,450)
Total shareholders’ equity	11,229	19,632

Total liabilities and shareholders’ equity	$13,854	$22,504

See accompanying notes to these condensed consolidated financial statements

Bionovo, Inc.

(A Development Stage Company)

Condensed Consolidated Statements of Operations

(unaudited, in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,		Accumulated from February 1, 2002 (date of inception) to June 30, 2009
	2009	2008	2009	2008
Revenues	$7	$—	$7	$—	$899

Operating expenses:
Research and development	2,954	2,553	6,555	4,940	33,763
General and administrative	1,175	1,808	2,184	3,630	15,733
Merger cost	—	—	—	—	1,964

Total operating expenses	4,129	4,361	8,739	8,570	51,460

Loss from operations	(4,122)	(4,361)	(8,732)	(8,570)	(50,561)
Change in fair value of warrant liability	—	—	—	—	831
Interest income	16	190	70	496	2,061
Interest expense	(22)	(36)	(55)	(62)	(421)
Other expense	(6)	—	(85)	(19)	(162)

Net loss	$(4,134)	$(4,207)	$(8,802)	$(8,155)	$(48,252)

Basic and diluted net loss per common share	$(0.05)	$(0.06)	$(0.12)	$(0.11)	$(1.09)

Shares used in computing basic and diluted net loss per share	76,363	76,344	76,363	76,344	44,393

See accompanying notes to these condensed consolidated financial statements

Bionovo, Inc.

(A Development Stage Company)

Condensed Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Six Months Ended June 30,		Accumulated from February 1, 2002 (Date of inception) to June 30, 2009
	2009	2008
Cash flows from operating activities:
Net loss	$(8,802)	$(8,155)	$(48,252)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	782	489	2,879
Stock-based compensation expense	421	711	3,702
Amortization and accretion of investments	30	14	97
Non-cash compensation for warrants issued	—	—	1,964
Amortization of note discount	—	—	139
Amortization of deferred stock compensation	—	—	16
Change in fair value of warrant liability	—	—	(831)
Loss on disposal of property and equipment	85	—	97
Noncash adjustment to available-for-sale securities	(1)	—	—
Changes in assets and liabilities:
Receivables	82	149	(44)
Prepaid expenses and other current assets	333	(622)	(472)
Deposits and other	(144)	(115)	(607)
Accounts payable	(113)	165	408
Accrued clinical trial costs	(13)	(97)	60
Other accrued liabilities	109	(67)	1,160

Net cash used in operating activities	(7,231)	(7,528)	(39,684)

Cash flows from investing activities:
Capital expenditures	(367)	(540)	(6,418)
Acquisition of intangible assets	(140)	(149)	(737)
Advance to officers	—	—	(2)
Purchases of available-for-sale securities	—	(16,009)	(27,611)
Proceeds from sales and maturities of investments	9,235	8,082	26,513

Net cash provided by (used in) investing activities	8,728	(8,616)	(8,255)

Cash flows from financing activities:
Proceeds from issuance of common stock and warrants, net	—	—	49,734
Payments under capital lease obligation	(369)	(428)	(2,140)
Payments under notes payable	(1)	—	(1)
Proceeds from exercise of warrants and options	—	18	4,880
Proceeds from convertible notes payable	—	—	(50)
Payments for financing costs for convertible notes	—	—	(87)

Net cash (used in) provided by financing activities	(370)	(410)	52,336

Net increase (decrease) in cash and cash equivalents	1,127	(16,554)	4,397
Cash and cash equivalents at the beginning of the period	3,270	28,472	—

Cash and cash equivalents at the end of the period	$4,397	$11,918	$4,397

Supplemental disclosure of cash flow information:
Interest paid	$48	$52	$403
Income taxes paid	2	1	14

Supplemental disclosure of non-cash investing and financing
Non-cash warrant expense for warrants issued	$—	$—	$1,964
Adjustment in warrant liability	—	—	7,030
Conversion of notes payable to common stock	—	—	450
Assets acquired under capital lease	40	870	3,071
Assets acquired under notes payable	100	—	100
Issuance of common stock for services	—	—	165
Conversion of accrued interest payable	—	—	12
Issuance of common stock with reverse merger	—	—	4

See accompanying notes to these condensed consolidated financial statements

Bionovo, Inc

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)

1. BUSINESS

Bionovo, Inc. (“Bionovo” or the “Company”) is a clinical stage drug discovery and development company focusing on cancer and women’s health. Currently, the Company is conducting research and development activity which integrates scientific research with natural substances derived from botanical sources which have novel mechanisms of action. The Company is developing drugs to treat breast and other cancers, and for menopause. Based on the results of our clinical trials and preclinical studies to date, we believe that we have discovered new classes of drug candidates with the potential to be leaders in their markets.

Bionovo, Inc. was incorporated in Nevada on January 29, 1998. Bionovo Biopharmaceuticals, Inc. (“Biopharma”), was incorporated and began operations in the State of California in February 2002. BioPharma completed a reverse merger transaction on April 6, 2005 with Bionovo, Inc. and on April 6, 2005, Bionovo, Inc. acquired all the outstanding shares of BioPharma in a reverse triangular merger. Effective with the merger, the directors and management of BioPharma thereupon became the directors and management of Bionovo, Inc. which has been considered the acquirer in this transaction, accounted for as a recapitalization. The business of BioPharma is now the sole business of the Company. BioPharma remains a wholly-owned subsidiary of Bionovo, Inc.

Liquidity

The Company anticipates that any revenue or income through at least 2010 may be limited to grant revenue, payments under potential strategic collaboration agreements, investment income and other payments from other collaborators and licensees under future arrangements, to the extent that the Company enters into any future arrangements. The Company also expects to continue to incur substantial expenses relating to its research and development efforts. As a result, the Company expects to incur significant losses over the next several years unless it is able to realize additional revenues under any future agreements. The timing and amounts of such revenues, if any, cannot be predicted with certainty. Accordingly, results of operations for any period may be unrelated to the results of operations for any other period.

The Company will need to raise and is pursuing additional funds through grants, strategic collaborations, public or private equity or debt financing, or other funding sources. This funding may not be available on acceptable terms, or at all, and may be dilutive to shareholder interests. If sufficient capital is not available within the next quarter, the Company may be required to delay, reduce the scope of or eliminate one or more of its programs, any of which could have a material adverse effect on its business. If the Company is not able to secure additional capital by the end of the year, it may be forced to terminate operations altogether in 2010.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for any other future period.

Bionovo, Inc

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(continued)

The condensed consolidated balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Bionovo, Inc. Annual Report on Form 10-K for the year ended December 31, 2008.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of Bionovo, Inc. and its wholly owned subsidiary. Our operations are treated as one operating segment. All inter-company balances and transactions have been eliminated.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and related disclosures. The Company bases its estimates on historical experience and on various other market specific and other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates.

Revenue Recognition

Revenue is generated from collaborative research and development arrangements, technology licenses, and government grants. Revenue is recognized when the four basic criteria of revenue recognition are met: (i) a contractual agreement exists; (ii) transfer of technology (intellectual property) has been completed or services have been rendered; (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue from technology licenses or other payments under collaborative agreements where the Company has a continuing obligation to perform is recognized as revenue over the expected period of the continuing performance obligation. Revenue on government contracts is recognized on a qualified cost reimbursement basis.

In the second quarter of 2009, the Company began performing limited research services for one customer and recognized approximately $7,000 in related revenue. Prior to the second quarter of 2009, only revenue from technology licenses and grant proceeds had been received.

Research and Development

Research and development expenses include internal and external costs. Internal costs include salaries and employment related expenses and allocated facility costs. External expenses consist of costs associated with outsourced clinical research organization activities, sponsored research studies, product registration, and investigator sponsored trials. All such costs are charged to expense as incurred.

Bionovo, Inc

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(continued)

Development Stage Company

The Company has not generated any significant revenue since inception. The accompanying financial statements have, therefore, been prepared using the accounting formats prescribed for a development stage enterprise (DSE). Although the Company has recognized some nominal amount of revenue, the Company still believes it is devoting substantially all its efforts on developing the business and therefore qualifies as a DSE.

Recent Accounting Pronouncements

In April of 2009, the Financial Accounting Standards Board (“FASB”) issued three Staff Positions (“FSPs”) that are intended to provide additional application guidance and enhance disclosures about fair value measurements and impairments of securities. FSP FAS 157-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. FSP FAS 115-2 and FAS 124-2 establish a new model for measuring other-than-temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income. FSP FAS 107-1 and APB 28-1 expands the fair value disclosures required for all financial instruments within the scope of SFAS No. 107, Disclosures about Fair Value of Financial Instruments, to interim periods. All of these FSPs are effective for the Company beginning April 1, 2009. The adoption of these FSPs did not have a material impact on the Company’s financial statements.

In May of 2009, the FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 provides authoritative accounting guidance regarding subsequent events that was previously addressed in auditing literature. SFAS 165 modifies the guidance in AU Section 560 to name the two types of subsequent events as either recognized subsequent events (currently referred to in practice as Type I subsequent events) or non-recognized subsequent events (currently referred to in practice as Type II subsequent events), and to require companies to disclose the date through which it has evaluated subsequent events, which for public companies should be the date the financial statements are issued. SFAS 165 is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on the Company’s financial statements. See Footnote 11, “Subsequent Events” for additional information.

In June of 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 will become the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature. SFAS 168 reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. SFAS 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009. This will have an impact on the Company’s financial statements disclosures since all future references to authoritative accounting literature will be referenced in accordance with SFAS 168.

Bionovo, Inc

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(continued)

3. INVESTMENTS

Cash, Cash Equivalents and Short-Term Investments

The Company maintains a portfolio of marketable investment securities. The securities are investment grade and generally mature within one year and may include tax exempt securities and certificates of deposit. The fair value of substantially all securities is determined by quoted market prices. The estimated fair value of securities for which there are no quoted market prices is based on similar types of securities that are traded in the market. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents.

The following is a summary of cash, cash equivalents, and available-for-sale securities at June 30, 2009 and December 31, 2008 (in thousands):

	June 30, 2009
	Cost Basis	Unrealized Gains	Estimated Fair Value
Cash and cash equivalents:
Cash	$487	$—	$487
Money market funds	3,910	—	3,910

Total cash and cash equivalents	$4,397	—	$4,397

Available-for-sale investments:
U.S. govt. agency obligations	$1,004	2	$1,006

Total available-for-sale investments	$1,004	$2	$1,006

	December 31, 2008
	Cost Basis	Unrealized Gains	Estimated Fair Value
Cash and cash equivalents:
Cash	$378	$—	$378
Money market funds	2,433	—	2,433
U.S. term deposits	458	1	459

Total cash and cash equivalents	$3,269	$1	$3,270

Available-for-sale investments:
U.S. govt. agency obligations	$6,500	$20	$6,520
Corporate notes	3,769	3	3,772

Total available-for-sale investments	$10,269	$23	$10,292

As of June 30, 2009 and December 31, 2008, unrealized gain on available-for-sale securities of $2,050 and $24,236, respectively was included in accumulated other comprehensive income in the accompanying Condensed Consolidated Balance Sheets.

Bionovo, Inc

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(continued)

The following table represents the Company’s fair value hierarchy for its financial assets (cash equivalents and investments) measured at fair value on a recurring basis as of June 30, 2009 and December 31, 2008 (in thousands):

		Fair Value Measurements at Reported Date Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
June 30, 2009	Total	(Level 1)	(Level 2)
Money market funds	$3,910	$3,910	$—
U.S. government agencies	1,006	—	1,006

Total	$4,916	$3,910	$1,006

December 31, 2008	Total	(Level 1)	(Level 2)
Money market funds	$2,433	$2,433	$—
U.S. term deposits	459	—	459
U.S. government agencies	6,520	—	6,520
U.S. corporate debt	3,772	—	3,772

Total	$13,184	$2,433	$10,751

4. PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Office and Laboratory equipment	3 to 5 years
Computer equipment and software	3 years
Leasehold improvements	Term of lease agreement

The following is a summary of property and equipment at cost less accumulated depreciation as of June 30, 2009 and December 31, 2008 (in thousands):

	June 30, 2009	December 31, 2008
Office and lab equipment	$5,545	$5,290
Leasehold improvements	3,464	3,440
Computer equipment and software	278	249

	9,287	8,979
Less: accumulated depreciation	(2,686)	(2,041)

Property and equipment, net	$6,601	$6,938

Bionovo, Inc

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(continued)

Leasehold improvements include $0.1 million in gross assets acquired under a note payable with the lessor of the Company’s headquarters (see Note 5, “Note Payable” for further details). Office and lab equipment include gross assets acquired under capital leases of approximately $2.0 million as of June 30, 2009 and $3.0 million as of December 31, 2008. Amortization of assets under capital leases is included in depreciation expense. For the three and six months ended June 30, 2009 the Company recorded depreciation expense of approximately $0.4 million and $0.8 million, respectively. For the same periods of 2008, the Company recorded depreciation expense of approximately $0.3 million and $0.5 million, respectively.

Intangible assets—Patent Costs

Intangible assets consist of patent licensing costs incurred to date. The Company is amortizing the patent cost incurred to date, over a 15 year period. If the patents are not awarded, the costs related to those patents will be expensed in the period that determination is made. As of June 30, 2009, the Company had capitalized $0.7 million in patent licensing costs. For the three and six months ended June 30, 2009 the Company recorded amortization expense of approximately $11,000 and $24,000, respectively. For the same periods of 2008, the Company recorded amortization expense of approximately $7,000 and $13,000, respectively.

5. NOTE PAYABLE

In connection with the move to its new headquarters, the Company acquired leasehold improvements under a note payable with the lessor of the building. The $100,000 note bears interest at 9.5% and is payable in monthly payments of interest and principal beginning May 1, 2009 and continuing over the remaining lease term with a due date of December 31, 2018. The future minimum payments as of June 30, 2009 are as follows (in thousands):

	Principal	Interest
2009(1)	$3	$5
2010	7	9
2011	8	8
2012	9	7
2013	9	6
Thereafter	63	17

Total minimum payments	$99	$52

(1)	For the six months ending December 31, 2009

6. BASIC AND DILUTED LOSS PER SHARE

Basic net loss per common share is based on the weighted average number of common shares outstanding during the period. Diluted net loss per common share is based on the weighted average number of common shares and other dilutive securities outstanding during the period, provided that including these dilutive securities does not increase the net loss per share.

Bionovo, Inc

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(continued)

Potentially dilutive securities are excluded from the calculation of earnings per share if their inclusion is antidilutive. The effect of the options and warrants was antidilutive for the six months ended June 30, 2009 and 2008. The following table shows the total outstanding securities considered antidilutive and therefore excluded from the computation of diluted net loss per share:

	Six Months Ended June 30,
	2009	2008
Options to purchase common stock	5,169,588	4,919,588
Options to purchase common stock—outside plan	103,212	103,212
Warrants to purchase common stock	10,466,633	10,466,633

Total	15,739,433	15,489,433

7. COMPREHENSIVE LOSS

Comprehensive loss includes net loss and other comprehensive income, which for us is primarily comprised of unrealized holding gains or losses on our available-for-sale securities that are excluded from the statement of operations in computing net loss and reported separately in shareholders’ equity (deficit). Comprehensive loss and its components are as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Net loss	$(4,134)	$(4,207)	$(8,802)	$(8,155)
Unrealized loss on securities available-for-sale	(5)	(54)	(22)	(38)

Comprehensive loss	$(4,139)	$(4,261)	$(8,824)	$(8,193)

8. SHARE-BASED COMPENSATION

In 2005, the board of directors adopted the Stock Incentive Plan, as amended, of Bionovo Biopharmaceuticals and authorized 3,496,788 shares of common stock for issuance under the Plan. In May 2006 and June 2008, shareholders approved increases of 3,000,000 additional shares for the option plan resulting in a total of 9,496,788 shares reserved for issuance under the plan.

The Company generally grants stock options to employees and directors at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Stock options are typically granted throughout the year and generally vest four years thereafter and expire five years from the date of the award, unless otherwise specified. The Company recognizes compensation expense for the fair value of the stock options over the requisite service period for each stock option award.

The following table shows total share-based compensation expense included in the condensed consolidated statements of operations for the three and six months ended June, 2009 and 2008 (in thousands).

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Research and development	$104	$137	$224	$210
General and administrative	132	253	197	501

Total share-based compensation expense	$236	$390	$421	$711

Bionovo, Inc

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(continued)

There was no capitalized share-based compensation cost as of June 30, 2009 and there were no recognized tax benefits during the six months ended June 30, 2009 and 2008.

To estimate the value of an award, the Company uses the Black-Scholes option pricing model. This model requires inputs such as expected life, expected volatility and risk-free interest rate. The forfeiture rate also impacts the amount of aggregate compensation. These inputs are subjective and generally require significant analysis and judgment to develop. While estimates of expected life, volatility and forfeiture rate are derived primarily from the Company’s historical data, the risk-free rate is based on the yield available on U.S. Treasury constant maturity rates with similar terms to the expected term of the stock option awards.

The fair value of share-based awards was estimated using the Black-Scholes model with the following weighted-average assumptions for the three and six months ended June 30, 2009 and 2008:

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Dividend yield	0%	0%	0%	0%
Expected volatility	128.8%	92.8%	123.9%	92.8%
Risk-free interest rate	1.45%	2.80%	1.41%	2.80%
Expected life	3.75 years	5.0 years	3.75 years	5.0 years

Share option activity for the six months ended June 30, 2009 was as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Options outstanding at December 31, 2008	5,214,588	$1.89
Granted	394,000	0.39
Exercised	—	—
Forfeited, expired or canceled	(439,000)	3.14

Options outstanding at June 30, 2009	5,169,588	$1.67	3.57	$361

Options exercisable at June 30, 2009	3,109,338	$1.37	3.57	$252

Options exercisable and options expected to vest at June 30, 2009	5,008,431	$1.65	3.41	$338

Unvested share activity for the six months ended June 30, 2009 was as follows:

	Unvested Number of Option	Weighted Average Grant Date Fair Value
Unvested balance at December 31, 2008	2,303,583	$1.62
Granted	394,000	0.31
Vested	(260,166)	1.34
Forfeited	(377,167)	2.20

Unvested balance at June 30, 2009	2,060,250	$1.30

Bionovo, Inc

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(continued)

As of June 30, 2009, the Company had approximately 3.9 million common shares reserved for future grant under its share option plan and there were no shares exercised during the first six months of 2009.

At June 30, 2009, there was $1.8 million of unrecognized share-based compensation expense related to unvested share options with a weighted average remaining recognition period of 2.1 years.

9. STOCK WARRANTS

The Company has issued warrants to investors as part of its overall financing strategy. There were no warrants issued for the six months ended June 30, 2009. As of June 30, 2009, there were 10.5 million warrants to purchase Bionovo shares outstanding with a weighted average price of $2.58 and an aggregate exercise price of $27.0 million. As of June 30, 2009, the aggregate intrinsic value of in-the-money warrants was approximately $27,000.

The estimated fair value of the warrants was calculated using the Black-Scholes valuation model. The following assumptions were used: (i) no expected dividends, (ii) risk free interest rate of 4.0%, (iii) expected volatility of 90%, and (iv) expected life in the stated life of the warrant. The fair value of the warrants ranged from $0.10 to $0.89. The fair value of warrants granted is included in additional paid-in capital along with the proceeds from issuance of common stock.

The following table summarizes information about all callable warrants outstanding as of June 30, 2009:

Date Issued	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
September 2004	222,449	$0.50	0.17
April 2005	926,040	0.57	0.77
May 2005	402,000	0.77	0.85
January 2007	3,592,369	2.13	2.56
October 2007	5,323,775	3.50	3.34

	10,466,633	2.58	2.68

10. LEASES, COMMITMENTS AND CONTINGENCIES

The Company leases certain office and laboratory equipment under agreements that are classified as capital leases. The cost of equipment under capital leases is included in the Balance Sheets as property and equipment and was $2.0 million at June 30, 2009 and $3.0 million at December 31, 2008. Amortization of assets under capital leases is included in depreciation expense and accumulated amortization at June 30, 2009 and December 31, 2008 was $0.7 million and $1.0 million, respectively.

The Company leases its laboratory and office facilities for various terms under long-term, non-cancelable operating lease agreements. The leases expire at various dates through 2019. The leases provide for increases in future minimum annual rental payments and the agreements generally require the Company to pay executory costs (real estate taxes, insurance, and repairs), which are approximately $47,000 per month. In addition, the Company pays monthly payments of approximately $1,300 toward a $0.1 million note payable to the lessor for

Bionovo, Inc

(A Development Stage Company)

Notes to Condensed Consolidated Financial Statements (Unaudited)—(continued)

leasehold improvements associated with the Company’s relocation to new office and laboratory facilities. Operating lease expense totaled approximately $0.5 million and $1.1 million for the three and six months ended June 30, 2009 compared with $0.2 million and $0.3 million for the same periods of 2008.

Future minimum lease payments under non-cancelable capital and operating leases are as follows:

	Capital Leases	Operating Leases
2009(1)	$359	$929
2010	501	1,833
2011	94	1,888
2012	6	1,945
2013	—	2,003
Thereafter	—	11,049

Total minimum lease payments	$960	$19,647

Less: Amount representing interest	(62)

Present value of minimum lease payments	$898
Less: Current portion	(638)

Obligations under capital lease, net of current portion	$260

(1)	For the six months ending December 31, 2009

11. INCOME TAX

The Company does not have any unrecognized tax benefits and does not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized for the period ended June 30, 2009. As of June 30, 2009, the Company had recorded a full valuation reserve for all of our recognized tax benefits.

$

2,800,000 Units

PROSPECTUS

DAWSON JAMES SECURITIES, INC.

                    , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by us in connection with the offering. All such expenses are estimates except for the SEC registration fee, the FINRA filing fee, and the NASDAQ filing and listing fee.

SEC registration fee	$1,395
FINRA filing fee	5,000
Accounting fees and expenses	25,000
Printing and engraving expenses	45,000
Legal fees	140,000
Miscellaneous expenses	83,605

Total	$300,000

Item 14.	Indemnification of Directors and Officers.

Limitation of Liability of Officers and Directors and Indemnification

As permitted by Section 102 of the Delaware General Corporation Law, provisions in our amended and restated certificate of incorporation and amended and restated by-laws limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as directors. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•

we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Pursuant to the Underwriting Agreement to be filed as Exhibit 1 to this registration statement, the underwriters have agreed to indemnify our directors, officers, and controlling persons against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended. The underwriters severally and not jointly will indemnify and hold harmless our company and each of our directors, officers, and controlling persons from and against any liability caused by any statement or omission in the registration statement, in the prospectus, in any preliminary prospectus, or in any amendment or supplement thereto, in each case to the extent that the statement or omission was made in reliance upon and in conformity with written information furnished to us by the underwriters expressly for use therein.

Item 15.	Recent Sales of Unregistered Securities.

During the last three years, the registrant has not issued unregistered securities to any person, except as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder. All recipients had adequate access, though their relationships with the registrant, to information about the registrant.

On January 19, 2007, the registrant completed a private placement to accredited investors of approximately 10,521,000 shares of its common stock, at a purchase price of $1.50 per share for gross proceeds of $15,781,500. As part of the private placement, the investors were issued five-year warrants to purchase up to an aggregate of 3,682,350 shares of its common stock, at an initial exercise price of $2.25 per share. The warrants are exercisable in whole or in part until January 19, 2012.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1(1)	Agreement of Merger and Plan of Reorganization, dated as of April 6, 2005, among Lighten Up Enterprises International, Inc., LTUP Acquisition Corp. and Bionovo, Inc.

2.2(2)	Agreement and Plan of Merger, dated as of June 28, 2005, between Lighten Up Enterprises International, Inc. and Bionovo, Inc.

3.1(4)	Amended and Restated Certificate of Incorporation of Bionovo, Inc.

3.2(13)	Amended and Restated By-Laws of Bionovo, Inc.

4.1(5)	Form of Common Stock Purchase Warrant used in Private Placement.

4.2(10)	Form of Common Stock Certificate.

4.3(3)	Form of Bridge Warrant.

4.4(6)	Form of Private Placement Warrant

4.5(2)	Registration Rights Agreement, dated September 30, 2004

4.6(8)	First Amendment to Registration Rights Agreement

4.7(8)	Amendment to Registration Rights Agreement

4.8(14)	Form of Common Stock Purchase Warrant.

4.9(15)	Common Stock Purchase Warrant

4.10(15)	Registration Rights Agreement

4.11**	Form of Common Stock Purchase Warrant (2009 Unit Offering)

5**	Opinion of Greenberg Traurig, LLP

10.1(5)	Form of Private Placement Subscription Agreement

10.2(5)	Form of Private Placement Investor Questionnaire.

10.3(5)	Form of Private Placement Registration Rights Agreement

10.4(5)	Form of Private Placement Acknowledgement and Amendment

10.5(11)	Stock Incentive Plan, as amended.

10.5(19)	Amended and Restated Executive Employment Agreement effective January 1, 2009, between Bionovo, Inc. and Isaac Cohen.

10.6(12)	Assignment and Assumption Agreement, dated April 6, 2005, among the Registrant, Bionovo, Inc. and Isaac Cohen regarding Employment Agreement

10.7(19)	Amended and Restated Executive Employment Agreement effective January 1, 2009, between Bionovo, Inc. and Mary Tagliaferri

10.8(12)	Assignment and Assumption Agreement, dated April 6, 2005, among the Registrant, Bionovo, Inc. and Mary Tagliaferri regarding Employment Agreement.

10.9(7)	Licensing and Technology Transfer Agreement, dated as of November 6, 2003, with United Biotech Corporation (certain terms of this agreement have been omitted and are subject to confidential treatment granted by the SEC)

Exhibit No.	Description
10.10(3)	Landlord Consent to Sublease, dated as of December 30, 2003, with Extensity, Inc. and CA- Emeryville Properties Limited Partnership

10.11(3)	Landlord Consent to Addendum to Sublease, dated July 16, 2004, with CA-Emeryville Properties Limited Partnership and Geac Enterprise Solutions, Inc..

10.12(3)	Office Lease, dated as of July 6, 2005, with Emery Station Joint Venture, LLC.

10.13(3)	Merrill Lynch Bank USA Irrevocable Letter of Credit

10.14(14)	Underwriting Agreement, dated October 31, 2007, between Bionovo, Inc. and BMO Capital Markets Corp.

10.15(15)	Subscription Agreement

10.16(16)	Offer Letter, dated May 29, 2007, from Bionovo, Inc. to Thomas C. Chesterman

10.17(17)	Amendment Two to Space Lease between Bionovo, Inc. and Fitzsimons Redevelopment Authority

10.27**	Letter Agreement, dated September 10, 2009, with Dawson James Securities, Inc.

10.28*	First Amendment to Letter Agreement, dated September 23, 2009, with Dawson James Securities, Inc.

10.29*	Second Amendment to Letter Agreement, dated September 28, 2009, with Dawson James Securities, Inc.

10.30*	Third Amendment to Letter Agreement, dated September 29, 2009, with Dawson James Securities, Inc.

16.1(18)	Letter regarding change in certifying accountant

21.1(9)	Subsidiary of Registrant

23.1*	Consent of PMB Helin Donovan, LLP

23.2**	Consent of Greenberg Traurig, LLP (included in Exhibit 5)

*	Filed herewith.

**	Previously filed.

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 8, 2005.

(2)	Incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14C filed with the SEC on June 3, 2005.

(3)	Incorporated by reference to the Company’s Registration Statement on Form SB-2, as amended, initially filed with the SEC on July 5, 2005.

(4)	Incorporated by reference to the Company’s Quarterly report on Form 10-Q for the period ended September 30, 2008, filed with the SEC on November 4, 2008.

(5)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on May 11, 2005.

(6)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on January 22, 2005.

(7)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on October 19, 2005.

(8)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on March 10, 2006.

(9)	Incorporated by reference to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 filed with the SEC on March 31, 2006.

(10)	Incorporated by reference from Exhibit 4 to the Registrant’s Form 10SB 12G filed with the SEC on November 7, 2002.

(11)	Incorporated by reference to the Registrant’s Schedule 14A filed with the SEC on April 17, 2006

(12)	Incorporated by reference to the Registrant’s Form 8-K/A, Amendment No. 1, filed with the SEC on June 3, 2005.

(13)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on January 7, 2008.

(14)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on November 6, 2007.

(15)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on January 22, 2007.

(16)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on July 13, 2007.

(17)	Incorporated by reference to the Company’s Quarterly report on Form 10-QSB for the period ended March 31, 2007, filed with the SEC on May 8, 2007.

(18)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on February 1, 2007.

(19)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 13, 2009.

(b) Financial Statement Schedules

No financial statement schedules are required to be filed with this registration statement.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Emeryville, state of California, on September 30, 2009.

BIONOVO, INC.

By:	/s/ ISAAC COHEN
Name:	Isaac Cohen
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ISAAC COHEN Isaac Cohen	Chairman, Chief Executive Officer and Chief Scientific Officer (Principal Executive Officer)	September 30, 2009

/s/ MARY TAGLIAFERRI, M.D. Mary Tagliaferri, M.D.	Director, President, Chief Medical Officer, Chief Regulatory Officer, Secretary and Treasurer	September 30, 2009

/s/ THOMAS C. CHESTERMAN Thomas C. Chesterman	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2009

/s/ JOHN BAXTER, M.D.* John Baxter, M.D.	Director	September 30, 2009

/s/ GEORGE BUTLER, Ph.D.* George Butler, Ph.D.	Director	September 30, 2009

/s/ LOUIS DRAPEAU* Louis Drapeau	Director	September 30, 2009

/s/ DAVID NAVEH, Ph.D.* David Naveh, Ph.D.	Director	September 30, 2009

/s/ MICHAEL D. VANDERHOOF* Michael D. Vanderhoof	Director	September 30, 2009

*By:	/s/ THOMAS C. CHESTERMAN
Thomas C. Chesterman Attorney-In-Fact

INDEX OF EXHIBITS

Exhibit No.	Description
2.1(1)	Agreement of Merger and Plan of Reorganization, dated as of April 6, 2005, among Lighten Up Enterprises International, Inc., LTUP Acquisition Corp. and Bionovo, Inc.

2.2(2)	Agreement and Plan of Merger, dated as of June 28, 2005, between Lighten Up Enterprises International, Inc. and Bionovo, Inc.

3.1(4)	Amended and Restated Certificate of Incorporation of Bionovo, Inc.

3.2(13)	Amended and Restated By-Laws of Bionovo, Inc.

4.1(5)	Form of Common Stock Purchase Warrant used in Private Placement.

4.2(10)	Form of Common Stock Certificate.

4.3(3)	Form of Bridge Warrant.

4.4(6)	Form of Private Placement Warrant

4.5(2)	Registration Rights Agreement, dated September 30, 2004

4.6(8)	First Amendment to Registration Rights Agreement

4.7(8)	Amendment to Registration Rights Agreement

4.8(14)	Form of Common Stock Purchase Warrant.

4.9(15)	Common Stock Purchase Warrant

4.10(15)	Registration Rights Agreement

4.11**	Form of Common Stock Purchase Warrant (2009 Unit Offering)

5**	Opinion of Greenberg Traurig, LLP

10.1(5)	Form of Private Placement Subscription Agreement

10.2(5)	Form of Private Placement Investor Questionnaire.

10.3(5)	Form of Private Placement Registration Rights Agreement

10.4(5)	Form of Private Placement Acknowledgement and Amendment

10.5(11)	Stock Incentive Plan, as amended.

10.5(19)	Amended and Restated Executive Employment Agreement effective January 1, 2009, between Bionovo, Inc. and Isaac Cohen.

10.6(12)	Assignment and Assumption Agreement, dated April 6, 2005, among the Registrant, Bionovo, Inc. and Isaac Cohen regarding Employment Agreement

10.7(19)	Amended and Restated Executive Employment Agreement effective January 1, 2009, between Bionovo, Inc. and Mary Tagliaferri

10.8(12)	Assignment and Assumption Agreement, dated April 6, 2005, among the Registrant, Bionovo, Inc. and Mary Tagliaferri regarding Employment Agreement.

10.9(7)	Licensing and Technology Transfer Agreement, dated as of November 6, 2003, with United Biotech Corporation (certain terms of this agreement have been omitted and are subject to confidential treatment granted by the SEC)

10.10(3)	Landlord Consent to Sublease, dated as of December 30, 2003, with Extensity, Inc. and CA- Emeryville Properties Limited Partnership

10.11(3)	Landlord Consent to Addendum to Sublease, dated July 16, 2004, with CA-Emeryville Properties Limited Partnership and Geac Enterprise Solutions, Inc..

10.12(3)	Office Lease, dated as of July 6, 2005, with Emery Station Joint Venture, LLC.

Exhibit No.	Description
10.13(3)	Merrill Lynch Bank USA Irrevocable Letter of Credit

10.14(14)	Underwriting Agreement, dated October 31, 2007, between Bionovo, Inc. and BMO Capital Markets Corp.

10.15(15)	Subscription Agreement

10.16(16)	Offer Letter, dated May 29, 2007, from Bionovo, Inc. to Thomas C. Chesterman

10.17(17)	Amendment Two to Space Lease between Bionovo, Inc. and Fitzsimons Redevelopment Authority

10.27**	Letter Agreement, dated September 10, 2009, with Dawson James Securities, Inc.

10.28*	First Amendment to Letter Agreement, dated September 23, 2009, with Dawson James Securities, Inc.

10.29*	Second Amendment to Letter Agreement, dated September 28, 2009, with Dawson James Securities, Inc.

10.30*	Third Amendment to Letter Agreement, dated September 29, 2009, with Dawson James Securities, Inc.

16.1(18)	Letter regarding change in certifying accountant

21.1(9)	Subsidiary of Registrant

23.1*	Consent of PMB Helin Donovan, LLP

23.2**	Consent of Greenberg Traurig, LLP (included in Exhibit 5)

*	Filed herewith.

**	Previously filed.

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on April 8, 2005.

(2)	Incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14C filed with the SEC on June 3, 2005.

(3)	Incorporated by reference to the Company’s Registration Statement on Form SB-2, as amended, initially filed with the SEC on July 5, 2005.

(4)	Incorporated by reference to the Company’s Quarterly report on Form 10-Q for the period ended September 30, 2008, filed with the SEC on November 4, 2008.

(5)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on May 11, 2005.

(6)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on January 22, 2005.

(7)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on October 19, 2005.

(8)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on March 10, 2006.

(9)	Incorporated by reference to the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 filed with the SEC on March 31, 2006.

(10)	Incorporated by reference from Exhibit 4 to the Registrant’s Form 10SB 12G filed with the SEC on November 7, 2002.

(11)	Incorporated by reference to the Registrant’s Schedule 14A filed with the SEC on April 17, 2006

(12)	Incorporated by reference to the Registrant’s Form 8-K/A, Amendment No. 1, filed with the SEC on June 3, 2005.

(13)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on January 7, 2008.

(14)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on November 6, 2007.

(15)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on January 22, 2007.

(16)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on July 13, 2007.

(17)	Incorporated by reference to the Company’s Quarterly report on Form 10-QSB for the period ended March 31, 2007, filed with the SEC on May 8, 2007.

(18)	Incorporated by reference to the Company’s Current Report on Form 8K filed with the SEC on February 1, 2007.

(19)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 13, 2009.